UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 27, 2025

GigCapital7 Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42262	98-1790710
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	GIGGU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GIG	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GIGGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 27, 2025, GigCapital7 Corp., a Cayman Islands exempted company (which will transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“GigCapital7”), entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of September 27, 2025, by and among GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GigCapital7 (“Merger Sub”), and Hadron Energy, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Company”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Transactions.” The Company, Merger Sub, and GigCapital7 are referred to herein individually as a “Party” and, collectively, as the “Parties.” The combined company’s business will continue to operate through the Company. This Current Report on Form 8-K (this “Current Report”) provides a summary of the Business Combination Agreement and the other agreements entered into (and certain agreements to be entered into) in connection with the Transactions. The descriptions of these agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements or the forms of these agreements, as applicable, copies of which are filed as Exhibits 2.1, 10.1 and 10.2 to this Current Report and are incorporated by reference into this Current Report.

The Business Combination Agreement and the Transactions were approved by the board of directors of GigCapital7 and the board of directors of the Company.

Business Combination Agreement

The below description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties, and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about GigCapital7, the Company, or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants, and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in GigCapital7’s or the Company’s public disclosures.

The Domestication

At least two (2) days prior to the Closing Date (as defined below), subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, GigCapital7 will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (“Domesticated GigCapital7”) in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and Part 12 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act,” and such continuation and domestication, the “Domestication”).

By virtue of the Domestication upon its effectiveness, (a) each then issued and outstanding Class A ordinary share of GigCapital7 (each a “Class A Ordinary Share”) (other than any Class A Ordinary Share included in the Cayman Purchaser Units (as defined in the Business Combination Agreement)) shall convert automatically, on a one-for-one basis, into one (1) share of common stock of Domesticated GigCapital7 (the “Domesticated Purchaser Common Stock”); (b) each then issued and outstanding Class B ordinary share of GigCapital7 (each a “Class B Ordinary Share”) shall convert automatically, on a one-for-one basis, into one (1) share of Class B common stock of Domesticated GigCapital7 (the “Domesticated Purchaser Class B Common Stock”); (c) each then issued and outstanding warrant of GigCapital7 (other than any Cayman Purchaser Public Warrants (as defined in the Business Combination Agreement)) included in the Cayman Purchaser Units) (each a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one (1) share of Domesticated Purchaser Common Stock (each a “Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement (as defined in the Business Combination Agreement); and (d) each then issued and outstanding Cayman Purchaser Units shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one (1) Domesticated Purchaser Warrant, in each case without any action on the part of GigCapital7, Merger Sub, the Company or any holder of securities of any of the foregoing.

The Merger and Consideration

Following the Domestication, at the Effective Time (as defined in the Business Combination Agreement), by virtue of the Merger, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.0001, of the Surviving Company.

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the Effective Time:

(i)

each issued and outstanding share of common stock of the Company (the “Company Common Stock”), except for (a) shares held by GigCapital7 or Merger Sub (or any subsidiaries of GigCapital7), (b) shares held by the Company as treasury stock, if any (each share covered in subclause (a) and (b), an “Excluded Share”), (c) shares held by stockholders who have properly exercised and not withdrawn appraisal rights under Delaware law (the “Dissenting Shares”), and (d) shares of the Company Common Stock issued pursuant to an award of restricted stock that is, as of immediately prior to the Closing Date, subject to a substantial risk of forfeiture and is not transferable (the “Company Restricted Shares”), will be cancelled and converted into the right to receive the Per Share Merger Consideration (as defined below), as set forth in the Business Combination Agreement.

(ii)	each Excluded Share shall be automatically cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)

each option to purchase shares of the Company Common Stock (the “Company Option”) that is outstanding immediately prior to the Effective Time will be automatically assumed by Domesticated GigCapital7 and converted into an option to purchase a number of shares of Domesticated Purchaser Common Stock (such option, an “Exchanged Option”), equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio (as defined below), at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio.

(iv)

each award of the Company Restricted Shares (the “Company Restricted Share Award”) that is outstanding immediately prior to the Effective Time will be automatically assumed by Domesticated GigCapital7 such that each Company Restricted Share Award will be converted into an award for a number of restricted shares of Domesticated Purchaser Common Stock (such award, an “Exchanged RSAs”), equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Restricted Shares and (y) the Exchange Ratio.

Additionally, the outstanding Company Simple Agreements for Future Equity (“SAFEs”) will automatically convert, immediately prior to the Effective Time, into a number of shares of Company Common Stock determined in accordance with the terms of such Company SAFE. Post-conversion, such shares will be treated as Company Common Stock and receive the consideration described above for Company Common Stock at the Effective Time.

The “Per Share Merger Consideration” in respect of each share of Company Common Stock (other than Excluded Shares, Dissenting Shares and Company Restricted Shares) that is issued and outstanding, or deemed to be issued and outstanding, immediately prior to the Effective Time, shall be a number of shares of Domesticated Purchaser Common Stock equal to the Exchange Ratio. The “Exchange Ratio” means the quotient of: (a) the Aggregate Merger Consideration; divided by (b) the Company Fully Diluted Capital. The “Aggregate Merger Consideration” means the number of shares of Domesticated Purchaser Common Stock equal to the difference of: (a) the Aggregate Domesticated Purchaser Common Stock; minus (b) 13,333,333 shares of Domesticated Purchaser Common Stock; provided, however, that if the Company has any indebtedness outstanding as of the closing of the Merger, the Aggregate Merger Consideration shall be further reduced by a number of shares of Domesticated Purchaser Common Stock equal to the amount of such indebtedness divided by $10.59 (the “Per Share Price”) (rounded down to the nearest whole share). The “Aggregate Domesticated Purchaser Common Stock” means the number of shares of Domesticated Purchaser Common Stock equal to the quotient of: (a) $1,200,200,000; divided by (b) the Per Share Price. The “Company Fully Diluted Capital” means the sum (without duplication) of the aggregate number of (a) shares of Company Common Stock (other than Company Restricted Shares) that are issued and outstanding immediately prior to the Effective Time assuming and after giving effect to the conversion of all Company SAFEs, (b) Company Restricted Shares that are issued and outstanding immediately prior to the Effective Time, and (c) all shares of Company Common Stock issuable upon full exercise of all Company Options outstanding as of immediately prior to the Effective Time (calculated using the treasury method of accounting on a cashless exercise basis).

The Sponsor Share Conversion

At the Effective Time, by virtue of the Merger and the applicable provisions of the certificate of incorporation of Domesticated GigCapital7 (the “Domesticated Purchaser Charter”), each share of Domesticated Purchaser Class B Common Stock then issued and outstanding shall be automatically cancelled and extinguished and converted into one (1) share of Domesticated Purchaser Common Stock.

The Redemption

GigCapital7 will provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Cayman Purchaser Articles (the “Redemption”). Subject to receipt of the approval of the Business Combination Agreement by the GigCapital7 shareholders, GigCapital7 will carry out the Redemption at the Effective Time in accordance with the Cayman Purchaser Articles and the Domesticated Purchaser Charter.

The Closing

The closing of the Merger (the “Closing”) will occur as promptly as practicable, but in no event later than three (3) business days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Business Combination Agreement, or at such other date, time, or place as GigCapital7 and the Company may agree. The date of such Closing is referred to as the “Closing Date.”

Stock Exchange Listing

From and after the Closing, the Parties intend to list on Nasdaq or the NYSE, as applicable (the “Applicable Exchange”), only the Domesticated Purchaser Common Stock and the Domesticated Purchaser Warrants.

The Post-Closing Board of Directors and Executive Officers

The board of directors of Domesticated GigCapital7 following the Closing (the “Post-Closing Board”) will consist of seven (7) directors consisting of (i) three (3) directors who are designated prior to the Closing by the Company and are reasonably acceptable to GigCapital7, at least one (1) of whom shall qualify as an “independent director” under Applicable Exchange rule, (ii) three (3) directors designated by GigCapital7 prior to the Closing, all of whom will qualify as “independent directors” under Applicable Exchange rule, and each of whom is reasonably acceptable to the Company, provided, that, subject to such qualification as an independent director, Dr. Avi Katz shall be entitled to serve as one such director and as the chairman of the Post-Closing Board, and Dr. Raluca Dinu shall be entitled to serve as another such director and (iii) one (1) industry expert director mutually agreed upon by the Company and GigCapital7 prior to the Closing.

Proxy Statement and Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement and receipt by GigCapital7 of any audited or unaudited financial statements of the Company that are required by applicable law to be included in the Proxy Statement/Registration Statement (as defined below), (x) GigCapital7 and the Company will jointly prepare and GigCapital7 will file with the SEC, mutually acceptable materials, including the proxy statement to be filed with the SEC as part of the registration statement and sent to GigCapital7’s shareholders in connection with the shareholder meeting to approve the Business Combination Agreement (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) GigCapital7 will prepare (with the Company and its representatives’ reasonable cooperation) and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), to register the Domesticated Purchaser Common Stock issued in connection with the Merger under the Securities Act of 1933, as amended (the “Securities Act”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be paid entirely by the Company at its sole cost and expense.

GigCapital7 will convene and hold an extraordinary general meeting of GigCapital7 shareholders (the “GigCapital7 Shareholders’ Meeting”) as promptly as practicable after the date on which the Proxy Statement/Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to shareholders of GigCapital7) for the purpose of voting solely upon (a) the adoption and approval of the Business Combination Agreement in accordance with applicable law and exchange rules and regulations, (b) approval of the Domestication, (c) adoption of the Post-Closing Charter (as defined in the Business Combination Agreement) and Domesticated GigCapital7 bylaws upon Domestication, (d) approval of the issuance of shares of Domesticated Purchaser Common Stock, (e) approval of the adoption by Domesticated GigCapital7 of the Equity Incentive Plan (as defined below), (f) appointment of the director nominees in accordance with the Post-Closing Board described above, (g) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and (h) adoption and approval of any other proposals as reasonably agreed by GigCapital7 and the Company to be necessary or appropriate in connection with the Transactions (such proposals in (a) through (h), together, the “Transaction Proposals”). The board of directors of GigCapital7 will recommend to the shareholders of GigCapital7 that they approve the Transaction Proposals and will include such recommendation in the Proxy Statement.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties to the Business Combination Agreement with respect to, among other things, (a) organization and standing, (b) authorization and binding agreement, (c) capitalization, (d) subsidiaries, (e) no conflict; governmental consents and filings, (f) financial statements, (g) undisclosed liabilities, (h) absence of certain changes, (i) compliance with laws, (j) government contracts, (k) company permits, (l) litigation, (m) material contracts, (n) intellectual property, (o) U.S. nuclear regulatory matters, (p) taxes and returns, (q) real property, (r) personal property, (s) employee matters, (t) benefits plans and (u) environmental matters.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Transactions and efforts to satisfy the conditions to consummation of the Transactions.

Equity Plan

GigCapital7 and the Company will use commercially reasonable efforts to agree to a form of equity incentive plan that provides for grants of equity-based incentive awards to eligible service providers of the Company (the “Equity Incentive Plan”). If such Equity Incentive Plan is in agreed form prior to the effective date of the Registration Statement, GigCapital7 will, prior to the Closing Date, adopt such Equity Incentive Plan and submit it for approval of the GigCapital7 shareholders at the GigCapital7 Shareholders’ Meeting. The Equity Incentive Plan will have an initial share reserve equal to approximately ten percent (10%) of Domesticated Purchaser Common Stock (on a fully diluted basis), immediately following the Effective Time. The Equity Incentive Plan will include an “evergreen” provision, pursuant to which, on the first day of each calendar year, commencing with the first calendar year following the year in which the Effective Time occurs, the number of shares reserved for issuance under the Equity Incentive Plan will automatically increase by five percent (5%) of the total number of shares of Domesticated Purchaser Common Stock outstanding on such date (on a fully diluted basis), unless otherwise determined by the Post-Closing Board.

Exclusivity Restrictions

Pursuant to the terms of the Business Combination Agreement, from the date of the Business Combination Agreement to the Closing or, if earlier, the termination of the Business Combination Agreement in accordance with its terms, each Party has agreed, among other things, not to, without the prior written consent of the Company and GigCapital7, directly or indirectly, (i) solicit, assist, initiate, continue or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal (as defined in the Business Combination Agreement), (ii) furnish any non-public information regarding such Party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a Party to the Business Combination Agreement or their respective representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that is intended or could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

PIPE Investment

From time to time following the execution and delivery of the Business Combination Agreement and prior to the Closing, GigCapital7 may enter into subscription agreements on forms mutually acceptable to the Company and the GigCapital7 (the “PIPE Subscription Agreements”) with investors (the “PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors will agree to make a private investment in Domesticated GigCapital7, which commitment may be subject to potential offset by certain Class A Ordinary Shares owned by the PIPE Investors that the PIPE Investors do not redeem (such investments, the “PIPE Investment”).

GigCapital7 will use its reasonable best efforts to satisfy or cause to be satisfied the conditions of the closing obligations contained in any PIPE Subscription Agreements and consummate the transactions contemplated thereby, including using its reasonable best efforts to enforce its rights, as applicable, under such PIPE Subscription Agreements to cause the other parties to such PIPE Subscription Agreement, as applicable, to pay to (or as directed by) Domesticated GigCapital7 the applicable purchase price under such PIPE Subscription Agreement in accordance with its terms. Unless otherwise approved in writing by each of GigCapital7 and the Company, neither GigCapital7 nor the Company shall, following execution of any PIPE Subscription Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate (the approval from GigCapital7 or the Company, not to be unreasonably withheld, conditioned or delayed), any provision or remedy under, or any replacement of, such PIPE Subscription Agreement, other than, in each case, any assignment or transfer contemplated in such PIPE Subscription Agreement or expressly permitted by such PIPE Subscription Agreement (without any further amendment, modification or waiver to such assignment or transfer provision).

Conditions to Closing

The consummation of the Transactions is subject to the receipt of the requisite approval of the shareholders of GigCapital7 and stockholders of the Company, and the fulfillment of certain other conditions, as described in greater detail below.

Mutual Conditions to Closing

Under the Business Combination Agreement, the obligations of the Parties to consummate the Transaction are subject to the satisfaction or written waiver (where permissible) of certain conditions, including: (i) no adverse law or order has been entered into that would make the Business Combination Agreement, or the Transactions, illegal or otherwise prevent or prohibit consummation of the Transactions; (ii) the Registration Statement has been declared effective by the SEC and remains effective as of the Closing; (iii) receipt of the conditional approval for the listing of Domesticated Purchaser Common Stock on the Applicable Exchange upon the Closing; (iv) expiration of the waiting period (and any extensions thereof) under the HSR Act (as defined in the Business Combination Agreement) and any other Antitrust Laws (as defined in the Business Combination Agreement) and receipt of any approval required under any other Antitrust Laws; and (v) the Company has no outstanding indebtedness for borrowed money, and all current debts, if any, have been paid in full, discharged, or otherwise satisfied or cancelled prior to the Closing, such that the Company’s balance sheet as of the Closing reflects no indebtedness for borrowed money, except (a) trade payables and accrued expenses incurred in the ordinary course of business, and (b) as otherwise agreed in writing by GigCapital7.

The Company’s Conditions to Closing

The obligations of the Company to consummate the Transactions are further subject to the satisfaction or written waiver (where permissible) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of GigCapital7 and Merger Sub, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by GigCapital7 and Merger Sub with their respective agreements and covenants under the Business Combination Agreement; (iii) no Purchaser Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) the Domestication having been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto having been delivered to the Company; (v) GigCapital7 having made the arrangements to have the net proceeds remaining in GigCapital7’s trust account (after giving effect to all Redemptions) available to Domesticated GigCapital7 at the Closing; (vi) after giving effect to the transactions contemplated by the Business Combination Agreement (including any PIPE Financing), Domesticated GigCapital7 will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (vii) the Available Closing SPAC Cash (as defined in the Business Combination Agreement) will not be less than $20,000,000; (viii) all actions have been taken to constitute the Post-Closing Board as contemplated by the Business Combination Agreement; (ix) Domesticated GigCapital7’s governing documents have been amended and restated in the agreed upon forms of the Post-Closing Charter and the Post-Closing Bylaws (as defined in the Business Combination Agreement), and such Post-Closing Charter has been filed with the Secretary of State of the State of Delaware and such Post-Closing Bylaws have been adopted; (x) receipt of a customary officer’s certificate of GigCapital7, certifying as to the satisfaction of the applicable closing conditions; (xi) receipt of a customary secretary’s certificate of GigCapital7, certifying as to and attaching (A) copies of Domesticated GigCapital7’s and Merger Sub’s governing documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of GigCapital7’s and Merger Sub’s board of directors authorizing and approving the Business Combination Agreement, each of the Ancillary Documents and the consummation of the Transactions; and (xii) GigCapital7 has delivered, or caused to be delivered, all Ancillary Documents to the Company.

GigCapital7 and Merger Sub’s Conditions to Closing

The obligations of GigCapital7 and Merger Sub to consummate the Merger are further subject to the satisfaction or written waiver (where available) of additional conditions, including: (i) the truth and accuracy of the representations and warranties of the Company, subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by the Company with its agreements and covenants under the Business Combination Agreement; (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) having occurred; (iv) the Company having not received from the United States Nuclear Regulatory Commission (the “NRC”) any formal written communication that would (A) have a material and adverse impact on the ability of the Company to consummate the Merger, or (B) prevent the Company from continuing its regulatory engagement with the NRC; (v) all outstanding Company SAFEs shall have been amended and converted into shares of Company Common Stock and no Company SAFE shall remain outstanding as of immediately prior to the Effective Time; (vi) a customary officer’s certificate of the Company, certifying as to the satisfaction of the applicable closing conditions; (vii) receipt of a customary secretary’s certificate of the Company, certifying as to and attaching (A) copies of the Company’s governing documents as in effect as of the Closing Date and (B) the resolutions of the Company’s board of directors authorizing and approving the Business Combination Agreement, each of the Ancillary Documents (as defined in the Business Combination Agreement) and the consummation of the Transactions; (viii) the Company has delivered, or caused to be delivered, all Ancillary Documents.

Termination

The Business Combination Agreement may be terminated by GigCapital7 or the Company under certain circumstances, including, among others: (i) by mutual written consent of GigCapital7 and the Company; (ii) by the Company if there has been a Modification in Recommendation (as defined in the Business Combination Agreement) or by GigCapital7 if there has been a Company Board Recommendation Change (as defined in the Business Combination Agreement); (iii) by written notice by GigCapital7 or the Company if any of the conditions to the Closing set forth in Article VII of the Business Combination Agreement have not been satisfied or waived by April 30, 2026 (the “Outside Date”); (iv) by written notice by either GigCapital7 or the Company if a governmental authority has issued an order prohibiting the transactions contemplated by the Business Combination Agreement; (v) by written notice to GigCapital7 from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of GigCapital7 or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to GigCapital7 or (b) the Outside Date, subject to certain exceptions; (vi) by written notice to the Company from GigCapital7 if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty shall have become untrue or inaccurate, in any case, such that the conditions specified in the Business Combination Agreement with respect to the truth and accuracy of representations and warranties or material compliance of the performance of covenants would not be satisfied at the Closing, and such breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to the Company or (b) the Outside Date, such that the conditions specified would not be satisfied at the Closing, subject to certain exceptions; and (vii) by written notice by GigCapital7 if the Company does not deliver a Transaction Support Agreement (as defined below) on or prior to the Transaction Support Agreement Deadline (as defined in the Business Combination Agreement), or if it fails to obtain and deliver Company Stockholder Approval, subject to certain exceptions.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, the Company, GigCapital7, and GigAcquisitions7 Corp., a Cayman Islands exempted company (the “Sponsor”), have executed the Sponsor Support Agreement, dated September 27, 2025 (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to vote all of its shares of Domesticated Purchaser Common Stock (the “GigCapital7 Sponsor Shares”), among other things, in favor of (i) adopting and approving the Business Combination Agreement, the Merger, and the Transactions, and (ii) approving each of the proposals and any other matters necessary or reasonably requested by GigCapital7 for consummation of the Merger and the Transactions.

The Sponsor has further agreed to vote against (i) any action, agreement, transaction, or proposal that would result in a material breach of any covenant, representation, warranty, or other obligation of GigCapital7 under the Business Combination Agreement or that would reasonably be expected to prevent the Merger from being consummated, (ii) any business combination proposal other than with the Company, (iii) any other action that would reasonably be expected to (A) impede, interfere with, delay, postpone or attempt to discourage, frustrate the purpose of, result in the termination or failure to consummate of, prevent or nullify any provision of, the Sponsor Support Agreement, the Business Combination Agreement or any other obligation or agreement in connection with the Business Combination Agreement or any of the Transactions or adversely affect the Merger or any of the Transactions, or (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement, the Business Combination Agreement or any other obligation or agreement in connection with the Business Combination Agreement or the Transactions, and (iv) change in any manner the voting rights of any class of GigCapital7’s share capital.

The Sponsor has provided the Company with an irrevocable proxy to vote the GigCapital7 Sponsor Shares in a manner that is consistent with the above stated voting obligations of the Sponsor.

The Sponsor Support Agreement restricts the Sponsor from transferring all of its GigCapital7 Sponsor Shares prior to the earliest of: (i) the Closing, (ii) termination of the Business Combination Agreement, or (iii) mutual agreement of parties.

The foregoing description of the Sponsor Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the form of Sponsor Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.1, and the terms of which are incorporated into this Current Report by reference.

Transaction Support Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, GigCapital7 and two stockholders of the Company, Samuel Gibson and Mark Kress, who collectively own more than 50% of the Company’s issued and outstanding Company Common Stock and are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, (collectively, the “Supporting Company Stockholders”), have executed the Transaction Support Agreement, dated September 27, 2025 (the “Transaction Support Agreement”), pursuant to which the Supporting Company Stockholders have agreed, among other things, to vote all of their shares of the Company Common Stock in favor of adopting and approving the Business Combination Agreement, the Merger, and the Transactions.

The Supporting Company Stockholders have further agreed, subject to the Closing, to the termination of any of their rights under the Company’s Bylaws or any letter agreement providing for redemption rights, put rights, purchase rights, or similar rights that are not generally available to all stockholders, effective immediately prior to the Closing, and agree that prior thereto, the Supporting Company Stockholders will not exercise such rights in any manner inconsistent with the Business Combination Agreement or otherwise reasonably likely to interfere with, delay, impede, frustrate or prevent the consummation of the Merger.

The Transaction Support Agreement restricts the Supporting Company Stockholders from directly or indirectly, (a) selling, assigning, transferring (including by operation of law), creating any lien or pledge, disposing of, or otherwise encumbering any of the shares or otherwise, or agreeing to do any of the foregoing, except if pursuant to the Business Combination Agreement or to another stockholder bound by the terms of the Transaction Support Agreement; (b) depositing any shares into a voting trust or entering into a voting agreement or arrangement or granting any proxy or power of attorney with respect thereto that is inconsistent with the Transaction Support Agreement; and (c) entering into any contract, option or other arrangement or undertaking with respect to the direct acquisition or sale, assignment, transfer or other disposition of any shares, except as set forth in the Business Combination Agreement or the Transaction Support Agreement.

The foregoing description of the Transaction Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the form of Transaction Support Agreement, a copy of which is filed with this Current Report as Exhibit 10.2, and the terms of which are incorporated into this Current Report by reference.

Registration Rights Agreement

In connection with the Transactions, simultaneously with the Closing, Domesticated GigCapital7 and certain holders named therein will enter into at the Closing an amended and restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) that amends and restates the Registration Rights Agreement, dated August 28, 2024, by and among GigCapital7, the Sponsor and certain other security holders named therein (the “Original Registration Rights Agreement”). Under the terms of the Amended and Restated Registration Rights Agreement, Domesticated GigCapital7 will be obligated to file one or more registration statements to register the resale of shares of Domesticated Purchaser Common Stock held by the Holders (as defined in the Registration Rights Agreement) after the Closing.

Pursuant to the terms of the Amended and Restated Registration Rights Agreement, Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) are entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, up to a total of three (3) such demand registrations. In addition, subject to certain requirements and customary conditions, such Holders may request at any time or from time to time that Domesticated GigCapital7 file a registration statement on Form S-3 (or any similar short-form registration statement that may be available) to register the resale of their Registrable Securities. The Amended and Restated Registration Rights Agreement also provides such Holders with “piggyback” registration rights, allowing Holders to include their Registrable Securities in other registration statements filed by Domesticated GigCapital7, subject to certain requirements and customary conditions.

Under the Amended and Restated Registration Rights Agreement, Domesticated GigCapital7 will indemnify the Holders of Registrable Securities, as well as their officers, directors, agents, and each person who controls such Holder (within the meaning of the Securities Act), against any losses, claims, damages, liabilities, and out of pocket expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement or prospectus, any violation by Domesticated GigCapital7 of applicable securities laws or regulations in connection with such registration or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent such losses arise from information furnished in writing to Domesticated GigCapital7 by such Holder expressly for use therein.

The foregoing description of the Amended and Restated Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the form of Amended and Restated Registration Rights Agreement, a copy of which is filed with this Current Report as Exhibit C to Exhibit 2.1, and the terms of which are incorporated into this Current Report by reference.

Lock-Up Agreement

In connection with the Transactions, simultaneously with the Closing, GigCapital7, the Company, and all stockholders of the Company (such holders, the “Lock-Up Party”) will enter into a Lock-Up Agreement regarding the securities of Domesticated GigCapital7 (the “Lock-Up Agreement”).

The Lock-Up Agreement will provide that, during the Lock-Up Period (as defined below), subject to certain exceptions, the Lock-Up Party will not, with respect to the Lock-Up Securities, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder with respect to, any security, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”).

The “Lock-Up Period” commences on the Closing Date and ends on the earliest of: (a) six months following the Closing Date, (b) subsequent to the Closing, the date on which the closing price of Domesticated Purchaser Common Stock equals or exceeds $11.50 per share for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing at least ninety (90) days after the Closing Date, (c) subsequent to the Closing, the date on which Domesticated GigCapital7 completes a liquidation, merger, stock exchange or other similar transaction that results in all of GigCapital7’s shareholders having the right to exchange their securities for cash, securities or other property. The “Lock-Up Securities” means any shares of Domesticated Purchaser Common Stock or other equity securities of Domesticated GigCapital7 (including securities convertible into or exercisable or exchangeable for Domesticated Purchaser Common Stock) that are held by a Lock-Up Party as of immediately following the Closing Date, but excluding any securities acquired by such Lock-Up Party pursuant to any post-closing incentive or equity compensation plan or in open market transactions.

Notwithstanding the above, the Lock-Up Agreement will permit transfers to certain permitted transferees, provided that such transferees agree to be bound by the terms of the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the form of Lock-Up Agreement, a copy of which is filed with this Current Report as Exhibit D to Exhibit 2.1, and the terms of which are incorporated into this Current Report by reference.

Item 7.01	Regulation FD Disclosure.

On September 29, 2025, GigCapital7 and the Company issued a joint press release announcing the execution of the Business Combination Agreement (the “Press Release”). A copy of the Press Release is attached to this Current Report as Exhibit 99.1 and incorporated into this Current Report by reference.

The information in this Item 7.01 (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing of GigCapital7 under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

GigCapital7 and the Company intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the Transactions, the prospectus relating to the offer of securities to be issued in connection with the Merger, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7 will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GigCapital7 Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/REGISTRATION STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AGREEMENT, MERGER AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/REGISTRATION STATEMENT BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, THE COMPANY AND THE PROPOSED TRANSACTIONS. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination Agreement and the Transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital7’s shareholders in connection with the Business Combination Agreement and the Transactions will be set forth in the Proxy Statement/Registration Statement, along with information concerning the interests of the Company’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of the Company’s or GigCapital7’s equity holders generally. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements:

This Current Report includes “forward-looking statements” within the meaning of the federal securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Merger, the entry into agreements related to the Transaction, and GigCapital7’s or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding GigCapital7’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the Merger, the satisfaction of the closing conditions to the Merger and other Transactions, and the timing of the completion of the Merger and other Transactions. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of the Company and/or GigCapital7), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by GigCapital7 and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or other definitive agreements in connection thereto; (2) the outcome of any legal proceedings that may be instituted against the Company, GigCapital7 or others following the announcement of the Business Combination Agreement and any definitive agreements with respect thereto; (3) the inability to complete the Transactions due to the failure to obtain consents and approvals of the shareholders of GigCapital7 or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the Proxy Statement/Registration Statement contained therein) to be filed by GigCapital7 and the Company; (4) failure to obtain financing to complete the Transactions or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the Transactions; (5) changes to the proposed structure of the Transactions as a result of applicable laws, regulations or conditions; (6) the ability of GigCapital7 to meet applicable listing standards following the consummation of the Merger; (7) the risk that the Merger disrupts current plans and operations of the Company as a result of the announcement and consummation of the Merger; (8) projections, estimates and forecasts of revenue and other financial and performance metrics; (9) projections about industry trends and market opportunity; expectations relating to the demand for the Company’s micro modular reactor (“MMR”) technology; (9) the Company’s ability to scale and grow its business; (10) the cash position of the Company following closing of the Merger; (11) the risk that the Transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the Transactions; (12) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the Company to successfully commercialize its MMR, and the Company’s ability to source and maintain key relationships with management and key employees; (13) the ability of the combined company to grow and manage growth profitably, continue developing its properties, maintain relationships with customers and suppliers, and retain its management and key employees; (14) costs related to the Transactions; (15) risks relating to significant legal, commercial, regulatory and technical uncertainty regarding the classification and management of nuclear energy resources, including evolving environmental standards, permitting requirements, and potential changes in applicable laws or regulations; changes in applicable laws and regulations; political and economic developments and market volatility; (16) the possibility that the Company and/or its related entities may be adversely affected by other economic, business, and/or competitive factors; (17) risks relating to the Company’s anticipated operations and business, including its focus on the development and commercialization of MMR technologies; (18) the risk that the Company does not ever enter into any definitive agreements in connection with commercialization of its technology; (19) the risk that the Company is pursuing an emerging market; (20) the amount of redemption requests made by the GigCapital7 public shareholders; and (21) other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or the Company, including the Registration Statement that the Company and GigCapital7 intend to file in connection with the Business Combination, and GigCapital7’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the Proxy Statement/Prospectus filed after the date hereof. In addition, there may be additional risks that neither GigCapital7 or the Company presently know, or that GigCapital7 or the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither GigCapital7 nor the Company undertakes any duty to update these forward-looking statements. The inclusion of any statement in this communication does not constitute an admission by GigCapital7, the Company, or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1†	Business Combination Agreement, dated September 27, 2025, by and among GigCapital7 Corp., MMR Merger Sub, Inc., and Hadron Energy, Inc.

10.1	Sponsor Support Agreement, dated September 27, 2025, by and among GigAcquisitions7 Corp., GigCapital7 Corp. and Hadron Energy, Inc.

10.2	Transaction Support Agreement dated September 27, 2025, by and among GigCapital7 Corp. and certain of the stockholders of Hadron Energy, Inc. named in the Transaction Support Agreement.

99.1	Press Release dated September 29, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GIGCAPITAL7 CORP.

Dated: September 29, 2025	By:	/s/ Dr. Avi Katz
	Name:	Dr. Avi S. Katz
	Title:	Chief Executive Officer

Exhibit 2.1

Execution Version

DATED SEPTEMBER 27, 2025

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

GIGCAPITAL7 CORP.,

MMR MERGER SUB, INC.

AND

HADRON ENERGY, INC.

(i)

(ii)

(iii)

Exhibits

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Transaction Support Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of FIRPTA Certificate

(iv)

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of September 27, 2025, by and among (i) GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (the “Purchaser”), (ii) MMR Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Purchaser (“Merger Sub”), and (iii) Hadron Energy, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used in this Agreement have the meanings given to them in Article X of this Agreement.

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation, wholly owned by the Purchaser, and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, at least two (2) Business Days prior to the Closing Date (as defined below) and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and Part 12 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act,” and such continuation and domestication, the “Domestication”);

WHEREAS, in connection with the Domestication, (i) each then issued and outstanding Purchaser Class A Ordinary Share (other than any Purchaser Class A Ordinary Share included in the Cayman Purchaser Units) shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock, (ii) each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Class B Common Stock, (iii) each then issued and outstanding warrant of the Purchaser (other than any Cayman Purchaser Public Warrants included in the Cayman Purchaser Units) (each a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one (1) share of Domesticated Purchaser Common Stock (each a “Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement, and (iv) each then issued and outstanding Cayman Purchaser Unit shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one (1) Domesticated Purchaser Warrant, in each case without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing;

WHEREAS, in order to effectuate the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall (a) file with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Part 12 of the Cayman Companies Act and obtain a certificate of de-registration from the Cayman Registrar, and complete and make and procure all other filings required to be made with the Cayman Registrar in connection with the Domestication, and (b) file the Domesticated Purchaser Charter with the Secretary of State of the State of Delaware;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and the Cayman Companies Act, as applicable, the Parties intend to enter into a business combination transaction by which the Company and Merger Sub will file with the Secretary of State of the State of Delaware a certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL and pursuant thereto Merger Sub will merge with and into the Company (the “Merger,” and together with the Domestication and the other Transactions and the Ancillary Documents, the “Transactions”), with the Company being the surviving company of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Company”);

WHEREAS, at the Effective Time of the Merger, the Domesticated Purchaser Class B Common Stock will be automatically converted into Domesticated Purchaser Common Stock in accordance with the Domesticated Purchaser Charter (the “Sponsor Share Conversion”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby (including the applicable Ancillary Documents) and the Transactions and vote against any competing proposals at the Purchaser Shareholders’ Meeting;

WHEREAS, as promptly as reasonably practicable (and in any event within ten (10) Business Days) following the date of this Agreement, Persons with the right to cast at least fifty percent (50%) of the votes entitled to be cast at a special meeting of the stockholders of the Company if called as of the date of this Agreement to approve the Merger (collectively, the “Supporting Company Stockholders”) will duly execute and deliver to Purchaser a transaction support agreement, substantially in the form attached hereto as Exhibit B (collectively, the “Transaction Support Agreements”), pursuant to which each such Supporting Company Stockholder will agree to, among other things, support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions (including the Merger);

WHEREAS, simultaneously with the execution and delivery of this Agreement or from time to time following the date hereof and prior to the Closing, the Purchaser may enter into subscription agreements on forms mutually acceptable to the Company and the Purchaser (the “PIPE Subscription Agreements”) with investors (the “PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors will agree to make a private investment in the Purchaser, which commitment may be subject to potential offset by certain Purchaser Class A Ordinary Shares owned by the PIPE Investors that the PIPE Investors do not redeem (such investments, the “PIPE Investment”);

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, certain stockholders of the Purchaser party to the Original Registration Rights Agreement, and certain stockholders of the Company to be mutually agreed by the Company and Purchaser (the “Restricted Company Securityholders”) will enter into an Amended and Restated Registration Rights Agreement in substantially the form attached hereto as Exhibit C (the “Registration Rights Agreement”), with such changes thereto as may be agreed in writing by the Purchaser and the Company, which Registration Rights Agreement shall amend and restate the Original Registration Rights Agreement in its entirety;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Company Stockholders will enter into a lock-up Agreement (the “Lock-Up Agreement”) in substantially the form attached hereto as Exhibit D, with such changes thereto as may be agreed in writing by the Purchaser and the Company, in each case with such changes to the forms attached hereto as Exhibit D as may be agreed in writing by the Purchaser and the Company;

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, (a) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (b) the Sponsor Share Conversion is treated as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder, and (c) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) with respect to each of the reorganizations described in the foregoing clauses;

WHEREAS, the board of directors of the Company has unanimously: (a) determined that the Merger in the best interests of the Company and the stockholders of the Company, and declared it advisable; (b) approved, adopted and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions, including the Merger; and (c) resolved to recommend adoption and approval of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of the Purchaser has unanimously: (a) determined that (i) the Merger is in the best interests of the Purchaser and the Purchaser Shareholders, as a whole, and declared it advisable for the Purchaser to enter into this Agreement and the Ancillary Documents providing for the Merger and the other Transactions, and (ii) the Transactions constitute a “Business Combination” as such term is defined in the Cayman Purchaser Articles; (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Purchaser is or will be a party and the consummation of the Transactions, including the Merger; (c) adopted a resolution recommending the adoption of the Agreement and the approval of the Merger and the other Transactions by the Purchaser Shareholders; and (d) directed that this Agreement, the Merger and the other Transactions be submitted to the Purchaser Shareholders for their adoption and approval;

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that the Merger in the best interests of Merger Sub and the sole stockholder of Merger Sub, and declared it advisable; (b) approved, adopted and declared advisable this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions, including the Merger; and (c) resolved to recommend adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, the Purchaser, as the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions, including the Merger; and

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, the Purchaser shall provide an opportunity to the holders of its public shares to have their public shares redeemed on the terms and conditions set forth in this Agreement and the Cayman Purchaser Articles, which redemption shall occur at the Effective Time of the Merger as set forth in this Agreement (the “Redemption”).

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and for other consideration, the receipt and sufficiency of which is acknowledged and agreed to by the Parties, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I

THE TRANSACTIONS

Section 1.01 The Domestication.

(a) Domestication. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), and in accordance with the DGCL and the Cayman Companies Act, at least two (2) Business Days prior to the Closing, the Purchaser shall, in accordance with applicable Law, any applicable rules and regulations of the SEC, the Applicable Exchange and the Cayman Purchaser Articles, as applicable, cause the Domestication to become effective, including by (i) filing the Domesticated Purchaser Charter with the Secretary of State of the State of Delaware in accordance with the provisions thereof and applicable Law, and (ii) filing with the Cayman Registrar all applicable notices, declarations, affidavits, statements of assets and liabilities, shareholder approvals, undertakings and other documents required to be filed, pay all applicable fees required to paid, and cause the satisfaction of all other conditions to deregistration required to be satisfied, in each case, under Part 12 of the Cayman Companies Act and obtaining a certificate of de-registration from the Cayman Registrar, and completing and making and procuring all other filings required to be made with the Cayman Registrar in connection with the Domestication.

(b) Effect on Purchaser Securities. Upon the effectiveness of the Domestication under the DGCL: (i) each then issued and outstanding Purchaser Class A Ordinary Share (other than any Purchaser Class A Ordinary Share included in the Cayman Purchaser Units) shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock; (ii) each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share Domesticated Purchaser Class B Common Stock; (iii) each then issued and outstanding Cayman Purchaser Warrant (other than any Cayman Purchaser Public Warrants included in the Cayman Purchaser Units) shall convert automatically into one (1) Domesticated Purchaser Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Purchaser Unit shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one (1) Domesticated Purchaser Warrant, in each case without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing.

Section 1.02 The Merger.

(a) Effective Time; Post-Closing Charter. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company, Merger Sub and Purchaser and specified in the Certificate of Merger, being the “Effective Time”). The Purchaser shall, subject to receipt of the Purchaser Shareholder Approval, as soon as practicable following the Effective Time, file the Post-Closing Charter with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.

(b) Merger. At the Effective Time, upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at Closing), Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company after the Merger and as a direct, wholly owned subsidiary of the Purchaser. References to the Company for periods after the Effective Time shall include the Surviving Company.

(c) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(d) Surviving Company Share. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).

(e) Organizational Documents. At the Effective Time, the Organizational Documents of the Company shall be amended and restated to be in the forms of certificate of incorporation and bylaws to be mutually agreed upon by the Purchaser and the Company prior to the Closing Date, which shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter duly amended in accordance with the terms thereof and applicable Law.

(f) Directors and Officers of the Surviving Company. Immediately after the Effective Time, the initial board of directors and executive officers of the Surviving Company shall be as determined by the Company and the Purchaser pursuant to Section 6.18 and otherwise in accordance with the terms of this Agreement.

(g) Sponsor Share Conversion. At the Effective Time, by virtue of the Merger and the applicable provisions of the Domesticated Purchaser Charter, and without any action on the part of any Party or any other Person, the Sponsor Share Conversion shall become effective, whereby each share of Domesticated Purchaser Class B Common Stock then issued and outstanding shall be automatically cancelled and extinguished and converted into one (1) share of Domesticated Purchaser Common Stock.

Section 1.03 Further Assurances. From time to time after the Closing Date, upon the reasonable written request of any Party, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional reasonable action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose this Agreement.

Article II

CONSIDERATION

Section 2.01 Company Securities. The consideration to be paid in, or in connection with, the Merger in respect of each share of Company Common Stock (other than Excluded Shares, Dissenting Shares and Company Restricted Shares) that is issued and outstanding, or deemed to be issued and outstanding (including all shares of Company Common Stock deemed to be issued and outstanding pursuant to Section 2.02(a)), immediately prior to the Effective Time, shall be a number of shares of Domesticated Purchaser Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”).

Section 2.02 Conversion.

(a) Effect on Company Common Stock, Company Options, Company Restricted Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or any holder of securities of any of the foregoing:

(i) each share of Company Common Stock (other than Company Restricted Shares) that, immediately prior to the Effective Time, is owned by the Purchaser or Merger Sub (or any other Subsidiary of the Purchaser), or held by the Company (in treasury or otherwise), if any (each, an “Excluded Share”), shall be automatically cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange therefore;

(ii) each Company Option that is outstanding immediately prior to the Effective Time shall be automatically assumed by the Purchaser such that, as of the Effective Time, it shall be converted into an option to purchase a number of shares of Domesticated Purchaser Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Domesticated Purchaser Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and Treasury Regulation Section 1.409A-1(b)(5)(v)(D); provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Domesticated Purchaser Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above or as agreed to in writing with any holder of a Company Option, following the Effective Time, each Exchanged Option shall continue to be governed by the same vesting and exercisability terms and otherwise substantially similar terms and conditions as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the Parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this subsection (ii);

(iii) Each Company Restricted Share Award that is outstanding immediately prior to the Effective Time shall be automatically assumed by the Purchaser such that, as of the Effective Time, each Company Restricted Share Award shall instead be converted into an award for a number of restricted shares of Domesticated Purchaser Common Stock (an “Exchanged RSAs”) equal to the product (rounded down to the nearest whole number)

of (x) the number of shares of Company Restricted Shares and (y) the Exchange Ratio. Except as specifically provided above or as agreed to in writing with any holder of a Company Restricted Share Award, following the Effective Time, each Exchanged RSA shall continue to be governed by the same vesting terms and otherwise substantially similar terms and conditions as were applicable to the corresponding former Company Restricted Share Award immediately prior to the Effective Time. At or prior to the Effective Time, the Parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Restricted Share Awards pursuant to this subsection (iii); and

(iv) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Company Restricted Shares, Excluded Shares and any Dissenting Shares) shall be cancelled and converted into the right to receive the Per Share Merger Consideration.

(b) Effect on Company SAFEs. Prior to the Effective Time, the Company shall cause each outstanding Company SAFE to be amended, in a form reasonably acceptable to the Purchaser (the “Company SAFE Amendment”), such that each Company SAFE will automatically convert, immediately prior to the Effective Time, into a number of shares of Company Common Stock determined in accordance with the terms of such Company SAFE (as so amended). The Company shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser that all such Company SAFE Amendments have been duly executed and delivered and that all Company SAFEs have been or will be so converted immediately prior to the Effective Time.

Section 2.03 Surrender and Payment.

(a) Exchange Fund. Immediately prior to or at the Effective Time, the Purchaser shall deposit, or cause to be deposited, with Continental for the benefit of the Company Stockholders (other than with respect to any Company Restricted Shares) evidence in book-entry form of shares of Domesticated Purchaser Common Stock representing the number of shares of Domesticated Purchaser Common Stock sufficient to deliver the aggregate Per Share Merger Consideration (the “Exchange Fund”). The Purchaser shall cause Continental, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement.

(b) Stock Exchange Procedures. Within two (2) Business Days following the effectiveness of the Proxy Statement/Registration Statement, the Purchaser shall cause Continental to deliver to each holder of shares of Company Common Stock (other than with respect to any Company Restricted Shares), instructions for exchanging each such holder’s shares of Company Common Stock (other than any Company Restricted Shares) for such holder’s applicable portion of the aggregate Per Share Merger Consideration from the Exchange Fund, and which shall be in a form reasonably acceptable to the Parties (a “Letter of Transmittal”). Promptly following receipt of a properly completed and executed Letter of Transmittal, and in any event within two (2) Business Days following the Closing, Continental shall deliver the applicable portion of the aggregate Per Share Merger Consideration to each such holder with respect to such shares of Company Common Stock. Effective as of one (1) Business Day prior to soliciting the Company Stockholder Approval pursuant to Section 6.26(b), the Company will not record or recognize any transfers of Company Securities on the record books of the Company, other than transfers as to which the Company has been notified of, in writing, prior to such Business Day.

(c) Termination of Exchange Fund. Promptly following the earlier of (i) the date on which the entire Exchange Fund has been disbursed and (ii) the date which is one (1) year after the Effective Time, the Purchaser shall instruct Continental to deliver to the Purchaser any remaining portion of the Exchange Fund and other documents in its possession related to the Transaction, and Continental’s duties shall terminate. Thereafter, each Company Stockholder may look only to the Purchaser (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of such Company Stockholder’s claim for Per Share Merger Consideration that such Company Stockholder may have the right to receive pursuant to Section 2.02 without any interest thereon. None of the Company, the Purchaser, the Surviving Company or Continental shall be liable to any Person for any portion of the aggregate Per Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the aggregate Per Share Merger Consideration that remains undistributed to Company Stockholders as of immediately prior to the date on which such portion of the aggregate Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Purchaser, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.04 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock, if any, cancelled in accordance with Section 2.02(a)(i)) that are held by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal or dissenters’ rights for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and the holders of such Dissenting Shares shall have no right to receive, the applicable portion of the aggregate Per Share Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under Section 262 of the DGCL, or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the aggregate Per Share Merger Consideration to which such holder is entitled pursuant to the applicable subsections of Section 2.02, without interest thereon, upon surrender of the Certificate or Certificates representing such Dissenting Shares in accordance with Section 2.03.

Section 2.05 Adjustment. The Per Share Merger Consideration and the Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Domesticated Purchaser Common Stock occurring prior to the date the shares comprising the Per Share Merger Consideration is issued.

Section 2.06 No Fractional Shares. No fractional shares of Domesticated Purchaser Common Stock, or certificates or scrip representing fractional shares of Domesticated Purchaser Common Stock, will be issued upon the conversion of the Company Securities pursuant to the Merger, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a Purchaser Shareholder. Any fractional shares of Domesticated Purchaser Common Stock will be rounded up to the nearest whole share of Domesticated Purchaser Common Stock, as applicable.

Section 2.07 Lost or Destroyed Certificates. Notwithstanding any other provision to this Agreement, if any Certificate shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in a form reasonably acceptable to the Company, Continental shall issue, in exchange for such lost, stolen or destroyed Certificate, the portion of the aggregate Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate(s) as contemplated under this Agreement.

Section 2.08 Withholding. Notwithstanding any other provision to this Agreement, the Purchaser, Merger Sub, the Company, and the Surviving Company and their respective Representatives shall be entitled to deduct and withhold from any amount payable to any Person pursuant to this Agreement such Taxes that are required to be deducted or withheld with respect to such amounts under the Code, the Tax Act or under any provision of U.S. state or local or non-U.S. tax law. To the extent that amounts are so deducted and withheld (and unless such amounts are not timely paid over to the appropriate Governmental Authorities within the statutorily required period), such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, the Purchaser, Merger Sub, the Company and the Surviving Company shall use commercially reasonable efforts to provide recipients of Per Share Merger Consideration that may be subject to withholdings (except to the extent payable with respect to Company Options or otherwise treated as compensation for services) with a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger treated as compensation, the Parties shall reasonably cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.

Article III

CLOSING

Section 3.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the Transactions that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place (a) electronically by the mutual electronic exchange of documents and signatures (including portable document format (.pdf)) at a time and date to be specified in writing by the Parties, which date shall be no later than the third (3rd) Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (b) at such other date, time or place (including remotely) as the Purchaser and the Company may agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 3.02 Closing Documents.

(a) Purchaser Closing Certificate. At least one (1) Business Day prior to the Purchaser Shareholders’ Meeting and, in any event, not earlier than the time that the holders of Purchaser Class A Ordinary Shares may no longer elect to redeem their Purchaser Class A Ordinary Shares in connection with the Redemption, the Purchaser shall deliver to the Company a written notice (the “Purchaser Closing Certificate”) setting forth the Purchaser’s good faith calculation of the following: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Redemptions); (ii) the aggregate amount of all payments that will be required to be made in connection with the Redemptions; (iii) the aggregate amount of the Purchaser Transaction Costs as of the Closing (including a breakdown by Person of amounts owed by the Purchaser); and (iv) the number of shares of Domesticated Purchaser Common Stock, the number of Domesticated Purchaser Warrants, and the number of shares of Domesticated Purchaser Common Stock that may be issued upon the exercise of all Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Domestication, the Redemption and the issuance of securities in connection with the consummation of any PIPE Investment (but excluding any shares of Domesticated Purchaser Common Stock to be issued in the Merger).

(b) Company Closing Certificate. At least two (2) Business Days prior to the Closing, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”) setting forth the Company’s good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing (including a breakdown by Person of amounts owed by the Company and wire instructions and applicable Tax forms for each such Person; provided, that the failure to provide wire instructions or Tax forms shall not affect the effectiveness of the Company’s compliance with this requirement).

(c) Access; Cooperation. From and after the delivery of the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, until the Closing Date, each of the Purchaser and the Company shall (i) provide the other Parties and their Representatives with reasonable access to information reasonably requested by the Purchaser or the Company or any of their respective Representatives in connection with the review of the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, (ii) consider in good faith any comments to the Purchaser Closing Certificate or the Company Closing Certificate, as the case may be, and (iii) revise the Purchaser Closing Certificate or the Company Closing Certificate, respectively, to incorporate any changes the Purchaser or the Company, respectively, reasonably determines are necessary or appropriate given such comments.

Section 3.03 Payment of Expenses.

(a) Company Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Company Transaction Costs.

(b) Purchaser Transaction Costs. On the Closing Date, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all Purchaser Transaction Costs.

(c) Capitalized Costs. Notwithstanding the other provisions of this Section 3.03, the Purchaser may elect to satisfy its obligations thereunder by capitalizing the Company Transaction Costs and the Purchaser Transaction Costs into the post-Closing capitalization of the Purchaser (including through the issuance of equity, assumption of Liabilities, or other any other mechanism). For the avoidance of doubt, no Party shall be responsible for any break fees or expenses of the other Party if the Closing does not occur or this Agreement is terminated in accordance with its terms (except to the extent that such failure of the Closing to occur or the termination of this Agreement arises from such other Party’s breach of any of its obligations, covenants, undertakings, agreements, representations or warranties under this Agreement).

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to the Purchaser (the “Company Disclosure Letter”) prior to or in connection with the execution and delivery of this Agreement, the Company hereby represents and warrants to the Purchaser and Merger Sub, as of the date hereof and as of the Closing, as follows:

Section 4.01 Organization and Standing. The Company is a Delaware corporation duly formed, validly existing and in good standing under the DGCL and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Company. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.

Section 4.02 Authorization; Binding Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s respective obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions, (a) have been duly and validly authorized by the Company’s board of directors (or other similar governing body) in accordance with its Organizational Documents, the DGCL, any other applicable Law or any Contract to which Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the adoption and approval of this Agreement and the Transactions, including the Merger, by the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), no other proceedings on the part of the Company is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted, has (i) determined that this Agreement, the Ancillary Documents and the Transactions are advisable, and in the best interests of, the Company and the Company Stockholders and (ii) approved this Agreement and the Ancillary Documents and the Transactions in accordance with the DGCL, the Company’s Organizational Documents and any other applicable Law. No vote of any holders of any class or series of capital stock of the Company is necessary to approve this Agreement or the Transactions, other than the Company Stockholder Approval.

Section 4.03 Capitalization.

(a) Set forth on Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Securities and the number and type of Company Securities held by each such holder as of the date hereof.

(b) Prior to giving effect to the Transactions, all of the Company Securities are and will be owned free and clear of any Liens other than those imposed under the Company’s Organizational Documents, applicable securities Laws, or as set forth on Section 4.03(b)(i) of the Company Disclosure Letter, and other than the Company Securities, the Company does not have any other issued or outstanding common stock or any other securities. All of the issued and outstanding Company Securities have been duly authorized and validly issued in accordance with all applicable Laws, including applicable securities Laws, and the Company’s Organizational Documents, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, except where such violation or failure would not reasonably be expected to be, individually or in the aggregate, material to the Company. Except as set forth on Section 4.03(b)(ii) of the Company Disclosure Letter or in the Company’s Organizational Documents, there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its security holders is a party or bound relating to any Company Securities, whether or not outstanding. Except as set forth on Section 4.03(b)(iii) of the Company Disclosure Letter or as provided for in this Agreement, there are no (1) outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or (2) voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company Securities. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to its securities. Except as disclosed in the Company Financials, the Company has not since its incorporation declared or paid any distribution in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

(c) Section 4.03(c)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding: (i) the name of the Company Option recipient; (ii) the number of shares of the Company subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule of such Company Option; (vi) the date on which such Company Option expires; and (vii) documentary confirmation of compliance with federal and state securities laws registration exemptions for each applicable grant of Company Options. Section 4.03(c)(ii) of the Company Disclosure Letter sets forth the terms of any vesting acceleration rights and any other vesting acceleration that will be applicable to any unvested Company Options. No Company Options are “early exercisable” as of the date hereof. The Company has no outstanding commitments to grant Company Options. No Company Option was granted with an exercise price per share less than the fair market value (pursuant to Section 409A or Section 422, as applicable, of the Code) of the underlying shares of Company Common Stock as of the date such Company Option was granted. The treatment of Company Options under Section 2.02(a)(ii) hereof is permitted under the Company equity plan, applicable Laws, and the underlying individual agreements for such Company Options without obtaining the consent of any holder thereof.

(d) Section 4.03(d)(i) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each holder of Company restricted stock awards (“Company RSAs”), including (i) the number of shares of Company Securities issued, (ii) the date of issuance, and (iii) the applicable vesting schedule. Section 4.03(d)(iii) of the Company Disclosure Letter sets forth the terms of any vesting acceleration rights and any other vesting acceleration that will be applicable to any unvested Company RSAs. The Company has made available to Purchaser an accurate and complete copy of the Company equity plan pursuant to which Company has granted Company Securities that were ever subject to a substantial risk of forfeiture and the form of all award agreements evidencing such Company Securities. The treatment of Company RSAs under Section 2.02(a)(iii) is permitted under the Company equity plan, applicable Laws, and the underlying individual agreements for such Company RSAs without obtaining the consent of any holder thereof.

(e) Section 4.03(e)(i) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each holder of Company SAFEs, including (i) the name of the holder, (ii) the date of issuance, (iii) the principal amount or purchase price paid for such Company SAFE, (iv) the applicable valuation cap, discount rate, or other material economic terms, and (v) documentary confirmation of compliance with federal and state securities laws registration exemptions for each applicable issuance of Company SAFEs. There are no side letters, amendments, waivers, or other agreements that modify the standard terms of any Company SAFE (other than the Company SAFE Amendment). The Company has no outstanding commitments to issue any additional Company SAFEs or other convertible securities. The treatment of the Company SAFEs under Section 2.02(b) is permitted under applicable Laws, and the terms and conditions of such Company SAFEs (so as amended by the Company SAFE Amendment), or the consent of any holder, thereof. The Company SAFEs were issued in compliance with all applicable Laws.

(f) The Company has made available to Purchaser an accurate and complete copy of the Company equity plan pursuant to which Company has granted the Company Options and Company RSAs that are currently outstanding and the form of all award agreements evidencing such Company Options and Company RSAs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(g) Except as provided for in this Agreement, no units, warrants, options or other securities of the Company are issuable as a result of the consummation of the Transactions.

Section 4.04 Subsidiaries. The Company has not had and does not have any Subsidiaries.

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as otherwise described in Section 4.05, subject to the receipt of consents, approvals, authorizations and other requirements set forth in Section 4.05 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Ancillary Documents to which the Company is a party by the Company, does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of the Company is bound; (ii) conflict with or violate the Organizational Documents of the Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract, material Company Real Property Lease (as defined in Section 4.17(b) herein) or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract, material Company Real Property Lease or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any Company Material Contract, material Company Real Property Lease or Material Current Government Contract upon any of the properties or assets of the Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or to have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of the Purchaser and Merger Sub contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) material compliance with any applicable requirements of the securities Laws and state takeover laws, the HSR Act and any other Antitrust Laws, and filing and recordation of appropriate merger documents as required by the DGCL; and (iii) as otherwise disclosed on Section 4.05(b) of the Company Disclosure Letter.

Section 4.06 Financial Statements.

(a) The Company has provided to the Purchaser: (i) true, correct and complete copies of the unaudited financial statements of the Company as of and for the seven (7) months ended July 31, 2025, consisting of the unaudited balance sheet of the Company as of such date and the related unaudited income statement and statement of cash flows for the period then ended (the “Draft Company Financials”) and (ii) true, correct and complete copies of the audited financial statements of the Company (including, in each case, any related notes thereto) as of and for the year ending December 31, 2024, as the Company was incepted in 2024, consisting of the audited balance sheets of the Company as of such dates and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, audited in accordance with GAAP and PCAOB (the “Audited Company Financials”, together with the Draft Company Financials, the “Company Financials”). Except as set forth on Section 4.06(a) of the Company Disclosure Letter, (y) the Company Financials were derived in all material respects from the books and records of the Company, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices and (z) the Company Financials, when delivered, present fairly in all material respects, the financial position, results of operations, income (loss), changes in stockholder equity (in the case of the Audited Company Financials) and cash flows of the Company as of the dates and for the periods indicated in such Company Financials in the case of the Audited Company Financials, in conformity with GAAP, and were derived from and accurately reflect in all material respects, the books and records of the Company. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company has established a system of internal controls. Such internal controls are designed to provide reasonable assurance that (i) transactions are executed in all material respects in accordance with management’s authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the Company’s assets.

(c) The Company has not identified and has not received written notice from an independent auditor of (i) any significant deficiency or material weakness in the system of internal controls utilized by the Company (other than a significant deficiency or material weakness that has been previously disclosed in writing to Purchaser and is set forth on Section 4.06(c) of the Company Disclosure Letter), (ii) any material fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.07 Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes thereto; (b) incurred in the ordinary course of the operation of business of the Company since the date of the most recent balance sheet included in the Company Financials; (c) incurred in connection with the Transactions; (d) set forth on Section 4.06(a) of the Company Disclosure Letter; or (e) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.08 Absence of Certain Changes. Except as set forth on Section 4.08 of the Company Disclosure Letter, and for activities conducted in connection with this Agreement and the Transactions, since the date of the Draft Company Financials through the date of this Agreement (a) the Company has conducted its business in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.02(b) (without giving effect to Section 6.02(b) of the Company Disclosure Letter) if such action were taken on or prior to the Closing without the consent of the Purchaser.

Section 4.09 Compliance with Laws. Provided that this Section 4.09 shall not apply with respect to the matters covered by Section 4.25, the Company, its director and officers have, during the past five (5) years, materially complied with, and are currently in material compliance with, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably expected to be, material to the Company. Except as disclosed on Section 4.09 of the Company Disclosure Letter, no written, or, to the Knowledge of the Company, oral notice of non-compliance with any applicable Law has been received that, individually or in the aggregate, would reasonably be expected to be material to the Company.

Section 4.10 Government Contracts. Section 4.10 of the Company Disclosure Letter sets forth a list of each Contract with a Governmental Authority in existence as of the date hereof that involves aggregate payments to the Company that are reasonably expected to be in excess of $250,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the Company, as applicable.

(i) Except for any Material Current Government Contract that is terminated or expires following the date hereof in accordance with its terms, all Material Current Government Contracts are: (a) a legal, valid binding obligation of the Company; and (b) in full force and effect and enforceable against the Company, in accordance with its terms, in each case subject to the Enforceability Exceptions.

(ii) Since September 1, 2019: (a) the Company has not been in material breach of or material default under any Government Contract, and, to the Knowledge of the Company, no event has occurred which would constitute such a material breach or material default by the Company; (b) the Company is in compliance in all material respects with all applicable Laws and contract terms, as amended, including those Laws and contract terms specifically applicable to the Government Contracts; and (c) each representation and certification made by the Company in connection with a Government Contract was current, accurate and complete in all material respects as of its effective date.

(iii) Since September 1, 2019: (a) neither the Company nor any of their Principals (as defined in Section 52.209-5 of the Federal Acquisition Regulation (“FAR”)) have been debarred or suspended from doing business with any Governmental Authority, no suspension or debarment action has been commenced or, to the Knowledge of the Company, threatened against the Company or any of their Principals, and there exists no circumstances that would require the Company to answer any of the questions at FAR 52.209-5(a)(1) in the affirmative; (b) no Governmental Authority, in connection with a Government Contract has notified the Company in writing or, to the Knowledge of the Company, through any other communication of any material breach or violation of any applicable law or of any certification, representation, clause, provision or requirement of any such Government Contract that in each case remains unresolved; (c) the Company has not received any written notice or, to the Knowledge of the Company, any other communication of any termination for default, cure notice, or show cause notice pertaining to any Government Contract that in each case remains unresolved; (d) the Company has not received any written notice or, to the Knowledge of the Company, any other communication of any audits or investigations by any Governmental Authority with respect to a Government Contract that in each case remains unresolved (other than in the ordinary course of business); and (e) the Company has not made any voluntary or mandatory disclosures to any Governmental Authority with respect to any material irregularity, misstatement, significant overpayment or violation of applicable law arising under or relating to any Government Contract, nor, to the Knowledge of the Company, has any violation occurred for which the Company is required under applicable Law or contract term to make any such disclosure to a Governmental Authority.

Section 4.11 Company Permits. The Company holds all Permits required to own, lease and operate its assets and properties as presently owned, leased or operated (collectively, the “Company Permits”) except where the failure to have such Permits, individually or in the aggregate, has not been and would not reasonably expected to be, material to the Company. The Company has made available to the Purchaser true, correct and complete copies of all the Company Permits. To the Knowledge of the Company, each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions, except where the failure to be renewed or reissued, individually or in the aggregate, would not reasonably expected to be material to the Company. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. The Company has at all times operated in material compliance with all Company Permits applicable to the Company.

Section 4.12 Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there is no (a) Legal Proceeding of any nature currently pending or, to the Knowledge of the Company, threatened, against the Company or any of its properties or assets, or, to the Knowledge of the Company, any of the directors or officers of the Company with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened, audits, examinations or investigations by any Governmental Authority against the Company with regard to their actions as such; (c) pending or threatened in writing Legal Proceedings by the Company against any third party; (d) settlements or similar agreements that impose any material ongoing obligations or restrictions on the Company; and (e) Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of their respective properties or assets, or, to the Company’s Knowledge, any of the directors or officers of the Company with regard to their actions as such.

Section 4.13 Material Contracts.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xiii) below, to which, as of the date of this Agreement, the Company is a party or by which the Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments thereto, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i) Each Contract that contains covenants that limit the ability of the Company to compete in any material respect in any line of business or with any Person or in any geographic area or to sell, or provide any material service or material product, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses;

(ii) Each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) Each Contract that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of the Company (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) and/or relating to pending or future acquisitions or dispositions;

(v) Each obligation to make payments in excess of $250,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vi) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or Personal Property and involves aggregate annual payments in excess of $100,000;

(vii) Each Contract with any Top Customer or Top Supplier (other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice);

(viii) Each agreement with any director, officer or employee that (i) involves aggregate annual compensation in excess of $75,000 for such Person; (ii) involves any severance, change of control, retention or similar type of payment; or (iii) is not terminable at will without notice or without any additional liability to the Company;

(ix) Each consulting agreement, advisor agreement, independent contractor agreement, or any other Contract for consulting or independent contractor services with any individual independent contractor, whether doing business as an entity or not;

(x) Each staffing agreement or any other Contract whereby the Company retains the services of any staffing agency or professional employer organization;

(xi) Each collective bargaining (or similar) agreement or Contract between the Company on one hand, and any labor union or other body representing employees of the Company on the other hand;

(xii) Each Contract that obligates the Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $500,000;

(xiii) Each Contract that obligates the Company to make any capital commitment or expenditure in excess of $150,000 (including pursuant to any joint venture);

(xiv) Each Contract that relates to a material settlement or under which the Company has outstanding obligations (other than customary confidentiality obligations) in excess of $1,000,000;

(xv) Any Contract that provides another Person (other than another Company or any manager, director or officer of the Company) with a power of attorney to act on behalf of the Company or to act on behalf of any manager, director or officer of the Company with respect to the Company; and

(xvi) Each Contract which (A) contains any assignment or any covenant not to assert or enforce, any Intellectual Property; (B) pursuant to which any Intellectual Property is or was developed by, with or for the Company; or (C) pursuant to which the Company either (1) grants to a third Person (I) a license, immunity, or other right in or to any Intellectual Property or (II) an exclusive license, immunity, or other right in or to any Owned Intellectual Property, or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Assets, in the case of both (1) and (2) excluding (unless they otherwise qualify as Company Material Contracts under a different subsection of this Section 4.13): (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of Open Source Software; (y) Off-the-Shelf Software; and (z) invention assignment and confidentiality agreements with employees and contractors on standard forms made available to Purchaser and without any material deviations or exceptions.

(b) Except as disclosed in Section 4.13(b) of the Company Disclosure Letter, or with respect to any Company Material Contract that is terminated or expires following the date hereof in accordance with its terms: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the Company is not in breach of or default under, in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach of or default under by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iii) to the Knowledge of the Company, no other party to such Company Material Contract is in breach of or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (iv) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (v) the Company has not waived any material rights under any such Company Material Contract.

Section 4.14 Intellectual Property.

(a) Section 4.14(a)(i) of the Company Disclosure Letter sets forth a true, accurate, and complete list of: (x) all U.S. and foreign registered or issued Patents, Trademarks, and Copyrights, and applications of the foregoing, owned by the Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates, (y) all domain names and Social Media Accounts, and (z) all other material Owned Intellectual Property. Each item of Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. The registration, maintenance, renewal, and similar fees in respect of Company Registered IP and the domain names among the Company IP have been paid when due. The Company has not taken, or failed to take, any action that has, or would reasonably be expected to, impair or dedicate to the public, or entitle any Governmental Authority to cancel, forfeit, modify, or consider abandoned, any Company Registered IP. The Company owns, free and clear of all Liens (other than Permitted Liens or any Liens set out on Section 4.14(a)(ii) of the Company Disclosure Letter) the Company’s Owned Intellectual Property. No item of Company Registered IP that is a pending Patent application fails to identify all inventors of the inventions as currently claimed in such Patent application, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid present assignments of the applicable inventions from each inventor and recorded such assignments with the relevant Governmental Authority where required to enforce such assignment under applicable law. Except as set forth on Section 4.14(a)(iii) of the Company Disclosure Letter, all Company Registered IP is owned exclusively by the Company without obligation to pay royalties, licensing fees or other fees to any third party with respect to such Company Registered IP, and the Company is the record owner of all Company Registered IP. Section 4.14(a)(iv) of the Company Disclosure Letter sets forth all actions that have to be taken within 60 days of this Agreement with respect to the Company Registered IP and domain names that are Company IP.

(b) The Company has a valid and enforceable written license and enforceable right to exploit all Company IP that is not the Company’s Owned Intellectual Property in the manner the Company IP is currently being exploited by the Company, including Intellectual Property that is the subject of the inbound Company IP Licenses applicable to the Company. The inbound Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to enable use of the Intellectual Property licensed under the Company IP Licenses in the manner used in the operation of business of the Company as presently conducted and as currently proposed to be conducted. The Company has performed all material obligations imposed on it in the Company IP Licenses in compliance with the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder in any material respect, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The Company is not party to any Contract that requires the Company to assign to any Person any or all of its material rights in any Intellectual Property developed by the Company under such Contract.

(c) No Legal Proceeding has been made or is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Owned Intellectual Property, nor, to the Knowledge of the Company, is there any reasonable basis for any such Legal Proceeding. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company, nor, to the Knowledge of the Company, is there a reasonable basis therefor. There are no Orders to which the Company is a party or is otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the outbound Company IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Company. The Company is not currently infringing, and has not infringed, misappropriated or violated, any Intellectual Property of any other Person in connection with the ownership, use or license of any Owned Intellectual Property or otherwise in connection with the conduct of the business of the Company; provided that the foregoing is made to the Company’s Knowledge with respect to Patents and Trademarks. To the Company’s Knowledge, no third party is currently infringing, or has infringed upon, misappropriated or otherwise violated any Owned Intellectual Property.

(d) No current or former officers, employees, independent contractors, or other third parties employed or engaged by the Company has any ownership interest in any Owned Intellectual Property and no Person has claimed or asserted in writing any ownership interest or other rights in or to any Owned Intellectual Property. To the Company’s Knowledge, there has been no material violation of the Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company or the Company’s confidentiality obligations owed to third parties. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to perform such employee’s employment obligations for the Company, or that would conflict with the business of the Company as presently conducted. The Company has taken commercially reasonable efforts and security measures in order to maintain, preserve and protect all Owned Intellectual Property, including to protect the secrecy, confidentiality and value of the Owned Intellectual Property

(except for disclosures required as part of Company Registered IP applications and registrations). All Persons who have participated in or contributed to the creation or development of any Owned Intellectual Property have executed written agreements pursuant to which all of such Person’s right, title and interest in and to any such Owned Intellectual Property has been irrevocably assigned (by a present tense assignment) to the Company (or all such right, title, and interest vested in one or more of the Company by operation of Law).

(e) The Company is in compliance with all licenses by which the Company is bound governing any Open Source Software that the Company has incorporated into, used, intermingled, or bundled with any material Company Software. No Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Company Software by the Company in a manner that requires the Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any such Company Software or other Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (“Copyleft Terms”).

(f) No Company Software made available by the Company to any customer (whether as software or as firmware part of any hardware made available by the Company to the Company customer): (A) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or its associated hardware; or (B) fails to comply in any material respects with any applicable warranty or other contractual commitment made by the Company relating to the use, functionality, or performance of such Company Software or its associated hardware, and the Company has not received any written, or, to the Company’s Knowledge, oral, notice from any customer or user with respect to any of the foregoing.

(g) No Company Software has been delivered, licensed, or made available to any escrow agent or other Person, and the Company is not under any legal obligation to do the same, other than a Person who is or was an employee or contractor of, or service provider to, the Company (including cloud service providers such as AWS, Azure, and Github), other than as disclosed in connection with any open source code detection scan or any code review (including quality review), security review, penetration testing, or other diligence conducted in connection with the Transactions. No event has occurred, and no circumstance or condition exists that, with or without notice or lapse of time, will, or would reasonably be expected to, result in the delivery, license, or disclosure of Company Software to any other Person other than such employees, contractors, and service providers subject to obligations of confidentiality.

(h) Other than pursuant to the Contracts listed on Section 4.14(h) of the Company Disclosure Letter, no government funding, resources or assistance, nor any facilities of a university, college, other educational institution, or similar institution or research center in their respective research and development activities were used by the Company in the development of any Owned Intellectual Property. No Governmental Authority has any (i) ownership interest or exclusive license in or to any Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. §52.227-14 and in 48 C.F.R. §252.227-7013(a)) in or to any of the Company Software, or (iii) “march in rights” (pursuant to 35 U.S.C. §203) in or to any Patents constituting Owned Intellectual Property. The Company is not a member of or party to, or has participated in any patent pool, industry standards body, trade association or other organization pursuant to the rules of which the Company is obligated to license or offer to license any existing or future Owned Intellectual Property to any Person.

(i) The Company is, and at all times has been, in material compliance with, and contractually requires all third parties that Process Personal Data to comply with, Data Protection Law and Contracts, and to take commercially reasonable steps to ensure that all Personal Data in such third parties’ possession or control is protected against damage, loss, unavailability, and against unauthorized Processing or other misuse. The Company has implemented written policies relating to Processing of Personal Data and the security of Company information, Software and IT Assets. The Company has tested and maintained commercially reasonable measures to protect the confidentiality, integrity, and security of all data in its possession or control against damage, loss, and against unauthorized Processing or other misuse. No Person has obtained unauthorized access to any material information, data (including Personal Data), IT Assets or Software in the possession of the Company or, to the Knowledge of the Company, in the custody or control of a third party, and there has not been any loss, damage, improper disclosure or unauthorized processing, breach of security, unauthorized Processing, or other compromise of the security, confidentiality or integrity of any such IT Assets, Software, information, or data. The Company has not experienced unavailability, or any security incident that has compromised the integrity or availability of the material IT Assets of the Company or the information and data thereon. Neither the Company nor any third party acting at its direction or authorization has paid any perpetrator of any actual or threatened security incident or cyber-attack, including, but not limited to a ransomware attack or a denial-of-service attack. There are no written or oral complaints, or notice of any claims or investigations, relating to an unauthorized Processing of Personal Data, improper use or disclosure of, or a breach in the security of, any such information or data or relating to any information security-related incident has been received by the Company and the Company has not been notified in writing, or been required by applicable Laws or Contract to notify in writing, any Person or entity of any Personal Data, information security-related incident.

(j) The Company has provided notifications to, and has obtained consent from, Persons regarding its Processing of Personal Data where such notice and/or consent is required by Data Protection Law or Contract. The Company has collected all Personal Data in accordance with all Data Protection Law, and the Company’s collection of such Personal Data or any other data from third parties is in accordance with any requirements from such third parties, including written website terms and conditions. The Company has provided all notices and obtained all consents required in connection with any use of cookies, device or browser, cross-device tracking, or other user, device, account, or other tracking technology or similar technology, in connection with the use of such technologies in accordance with Data Protection Law. There has been no interception, disclosure of, provision of access to, or other processing of electronic communications or other information in violation of any Data Protection Law by or for the Company.

(k) The IT Assets in the possession of the Company have been properly maintained by personnel in accordance with reasonable standards in the industry, to ensure proper operation, monitoring and use. To the Company’s knowledge, the Company’s IT Assets do not have high or critical vulnerabilities. All such IT Assets are in good working condition and, in combination with any IT Assets operated by the Company’s third-party service providers, are sufficient to perform the information technology operations used by the Company to conduct its businesses, and the Company owns, leases, licenses or otherwise has the valid right to use such IT Assets. The Company has not experienced any material disruption to, or material interruption in any of its IT Assets in its possession. The Company has taken reasonable measures designed to provide for the back-up and recovery of the data and information necessary for the Company to conduct of its business without material disruption or material interruption. The Company is not in breach of any Contract for any IT Asset material to the Company.

(l) The consummation of any of the Transactions will not result in (i) any material violation of any data privacy or cybersecurity laws by the Company; or, (ii) for each Company IP License, (x) the material breach of, material modification, cancellation, termination, or suspension of, acceleration of any material payments with respect to, or release of material source code thereunder; (y) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to or in any Company IP; (z) a reduction of any royalties, revenue sharing, or other payments the Company would otherwise be entitled to receive with respect to any Company IP; (xx) any modification, cancellation, termination or suspension of any rights to Intellectual Property that is the subject of any inbound Company IP License, or acceleration of or increase in any payments from Company to a third party under any inbound Company IP License or otherwise change the rights and obligations of Company in the use of such Company Intellectual Property in the same manner as conducted by the Company absent the consummation of the Transactions.

Section 4.15 U.S. Nuclear Regulatory Matters. Except as would not constitute a Company Material Adverse Effect:

(a) The Company does not currently hold and is not required by applicable Law to hold any license for the possession or use of nuclear materials in order to conduct its current business activities (whether “source material”, “special nuclear material” or “byproduct material”, as these terms are defined by applicable Nuclear Laws) or possess a license from the NRC for the construction, operation or decommissioning of any facility which would require a license or other prior consent from the NRC.

(b) The Company has not operated and does not currently operate any “utilization facility” or “production facility,” as those terms are defined by applicable Nuclear Laws and the regulations of the NRC, whether or not owned, in whole or part, by the Company.

(c) The Company is in compliance with all applicable Laws relating to the design, licensing, construction and operation of a “utilization facility” and a “production facility,” as those terms are defined by applicable Nuclear Laws and the regulations of the NRC. The Company is not subject to any Law that prevents or materially inhibits the Company’s ability to design, license or fabricate systems, structures or components for, or construct, any such facilities, subject to the necessary approvals from an applicable Governmental Authority. The Company does not require prior approval from the NRC to execute, deliver or perform this Agreement, and the consummation by it of the Transactions, shall not cause the Company to become subject to any Law that prevents or materially inhibits the Company’s ability to design, license or fabricate systems, structures or components for, or construct, any such facilities subject to the necessary approvals from an applicable Governmental Authority.

Section 4.16 Taxes and Returns. Except in each case as set forth on Section 4.16 of the Company Disclosure Letter:

(a) The Company (i) has filed, or caused to be filed, all income and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file) and (ii) has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all income and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The Company has complied in all material respects with all applicable Laws relating to Tax.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(c) The Company has not received a written notification of any claim, assessment, audit, examination, investigation or other Legal Proceeding that is pending, or to the Knowledge of the Company, threatened against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claim, deficiency or assessment against it. The Company is not currently contesting any material Tax liability before any Governmental Authority.

(d) There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(e) The Company has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending, other than as the result of automatic extensions of time to file Tax Returns requested in the ordinary course of business.

(f) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received prior to the Closing; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to Closing; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other agreement or arrangement with a Governmental Authority relating to Taxes entered into prior to Closing.

(g) The Company has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law, including, for greater certainty, sections 237.3 to 237.5 of the Tax Act).

(h) The Company has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than a group of which the Company is the common parent. The Company has no Liability or potential Liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes.

(i) The Company has not requested and is not the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(j) Except as as set forth on Section 4.16(j), the Company is, and has at all times since its inception been, classified as a C corporation for U.S. federal (and applicable state and local) income tax purposes. The Company is, and has at all times since its formation been, classified as a domestic corporation for U.S. federal income tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 4.16(j) of the Company Disclosure Letter.

(k) The Company has not ever had a permanent establishment, office, branch, fixed place of business or other taxable presence in any country other than the country of its organization.

(l) The Company has not claimed any employee retention credit pursuant to Section 2301 of the CARES Act (or any corresponding or similar provision of state or local Law).

(m) The Company has not been a party to any transaction that was purported or intended to be treated as a distribution of stock qualifying, in whole or in part, for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of U.S. state or local Tax Law) within the past three (3) years.

(n) The Company has not knowingly taken any action, nor is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for its Intended Tax Treatments.

Section 4.17 Real Property.

(a) The Company does not own any real property.

(b) Section 4.17(b) of the Company Disclosure Letter contains a true, correct and complete list of all premises currently leased or subleased or otherwise used or occupied (but not owned) by the Company for the operation of the business of the Company (the “Company Leased Real Properties”), and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof, waivers thereto or guarantees thereof (collectively, the “Company Real Property Leases”), including the street address thereof (if applicable) and parties to such Company Real Property Leases. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases. Each Company Real Property Lease is valid and binding and enforceable in all respects against the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). With respect to each Company Real Property Lease, (i) the Company is not in breach of or default, in any material respect, under any Company Real Property Lease, (ii) no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a material breach or default by the Company, and (iii) to the Knowledge of the Company, no other party to such Company Real Property Lease is in breach or default, in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Real Property Lease. The Company has not leased, licensed or otherwise granted use or occupancy rights with respect to any Company Leased Real Property or any portion thereof to any third party. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. To the Knowledge of the Company there is no condemnation or eminent domain proceedings pending or threatened with respect to any of the Company Leased Real Properties or any portion thereof.

Section 4.18 Personal Property. The Company has good title to, or a valid leasehold interest in or right to use, its respective material tangible and intangible assets that are necessary to conduct the business of the Company as presently conducted, free and clear of all Liens other than Permitted Liens, and such tangible and intangible assets are in good working order and condition, except for ordinary wear and tear, except in each case and as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 4.19 Employee Matters.

(a) The Company is not and has never been a party to any collective bargaining agreement or other Contract covering any group of employees with any labor organization or other representative of any of the employees of the Company, and to the Knowledge of the Company, there are not, and have not been, in the past three (3) years, any activities or proceedings of any labor union to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened, in writing, any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Except as set forth on Section 4.19(a) of the Company Disclosure Letter, no current senior officer of the Company, as of the date of this Agreement, has provided the Company notice, in writing, of his or her intention to terminate his or her employment.

(b) Except as set forth on Section 4.19(b) of the Company Disclosure Letter, the Company is, and in the past four (4) years has been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety, and wages and hours, and other Laws relating to discrimination, harassment, retaliation, termination or discharge, disability, labor relations, hours of work, payment of wages and overtime wages, payroll documents and wage statements, classification of employees and independent contractors and other individual service providers, restrictive covenants, pay equity, immigration, workers compensation, unemployment compensation, plant closings and layoffs, whistleblower protection, labor relations and collective bargaining, except for failures to comply which, individually or in the aggregate, have not been and would not reasonably expected to be, material to the Company. The Company is in compliance with the requirements of the Immigration Reform Control Act of 1986. The Company is not delinquent in any payments to any employee or independent contractor for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any service performed for it or amounts required to be reimbursed to such employees or independent contractors. There are, and for the past four (4) years, have been no pending Legal Proceedings or material internal complaints, claims, grievances, audits or investigations pending or, to the Knowledge of the Company, threatened in writing, against the Company, its directors or officers brought by or on behalf of any applicant for employment, any current or former employee or any Governmental Authority, relating to any Law referenced in this Section 4.19(b) unfair labor practices or wrongful termination of employment, or alleging any other unlawful discriminatory conduct in connection with the employment relationship. The Company is not, and within the last four (4) years has not been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

(c) Section 4.19(c) of the Company Disclosure Letter contains a complete and accurate list of all employees of the Company as of the date hereof, setting forth for each employee their: (i) employee identification number, (ii) employing entity, (iii) job title, (iv) work location (by city and state and if not in the United States, by city and country), (v) status as a regular or temporary employee, (vi) status as full-time (30+ hours per work week) or part-time (under 30 hours per work week), (vii) employment start date, (viii) current compensation (annual salary or hourly rate, as applicable, plus bonus and commissions opportunities at 100% of target), (ix) current classification under the federal Fair Labor Standards Act (“FLSA”) (i.e., exempt, non-exempt), (x) accrued and unused paid time off, (xi) whether currently on a leave of absence (and, if so, the expected return to work date), (xii) contractual notice of termination or severance obligations, and (xiii) any visa or work permit status and the date of expiration, if applicable. Except as set forth on Section 4.19(c) of the Company Disclosure Letter, each employee located in the United States is employed “at will”, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any employees under the terms of any written agreement other than a contractual entitlement to, in addition to the minimum statutory notice (or pay in lieu thereof) and statutory severance pay required under applicable employment standards legislation, three (3) months or less of notice or pay in lieu thereof.

(d) Section 4.19(c) of the Company Disclosure Letter contains a complete and accurate list, as of the date hereof, of all independent contractors, consultants, advisors, or other agents employed or engaged by the Company in an individual capacity, whether directly or indirectly through a staffing arrangement, and classified by the Company as other than a W-2 employee, or compensated other than through wages paid by the Company through the Company’s payroll department, showing for each such service provider their: (i) name, (ii) location (by city and state or, if not in the United States, by city and country), (iii) description of services provided, (iv) whether engaged directly or through a staffing agency, (v) current compensation arrangements (hourly or project rate, fixed rate, bonus, commissions, etc.), (vi) whether engaged pursuant to a written contract, and if so, whether there are any contractual notice of termination obligations, and (vii) length of the relationship (with start and, where applicable, end dates).

(e) The Company currently classifies and has properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour Laws, and are and have been otherwise in compliance with such Laws for the past four (4) years. To the extent that any independent contractors are or were engaged by the Company, the Company currently classifies and has, for the past four (4) years, properly classified and treated them as independent contractors (as distinguished from Form W-2 employees) in accordance with applicable Laws and for the purpose of all employee benefit plans and perquisites.

(f) In the past three (3) years, the Company has not received (i) written notice of any unfair labor practice charge or material complaint pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board against them, and (ii) written notice of any grievances or arbitrations arising out of any collective bargaining agreement to which the Company is a party.

(g) In the past four (4) years, the Company has not engaged in layoffs, furloughs or employment terminations in the United States sufficient to trigger application of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law (the “WARN Act”). During the ninety (90) day period preceding the date hereof, no employee or independent contractor has suffered an “employment loss” as defined in the WARN Act with respect to the Company.

(h) In the past four (4) years, (i) no allegations of sexual harassment or sexual misconduct have been made in writing, or, to the Knowledge of the Company, threatened in writing to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Company, and (ii) the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other employee at the level of Vice President or above.

Section 4.20 Benefit Plans.

(a) Set forth on Section 4.20(a) of the Company Disclosure Letter is a true and complete list of each Company Benefit Plan. The Company is not required to provide employee benefits pursuant to a collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees.

(b) Except as set forth on Section 4.20(b) of the Company Disclosure Letter, each Company Benefit Plan is and has been operated, administered, maintained, and funded in material compliance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Company is entitled to rely) or (ii) the Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No event has occurred or circumstance exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company made available to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and material modifications thereto; (iii) the most recent annual and periodic accounting of plan assets; (iv) the three (3) most recent nondiscrimination testing reports; (v) the most recent determination letter (or opinion letter) received from the IRS; (vi) all non-routine communications with any Governmental Authority within the last three (3) years; (vii) the three (3) most recent annual reports (Form 5500 series) (with applicable attachments); and (viii) any written reports constituting a valuation of the Company Securities for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside third party valuation firm.

(d) With respect to each Company Benefit Plan: (i) no Legal Proceeding is pending, or to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iii) all contributions and premiums that are due have been made as required under ERISA or have been fully accrued on the Company Financials in accordance with GAAP.

(e) Neither the Company nor any ERISA Affiliate have ever maintained, contributed to or been required to contribute to, (i) a Company Benefit Plan which is a “defined benefit plan” (as defined in Section 414(j) of the Code), any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in Section 3(37) of ERISA), or a “multiple employer plan” (as described in Section 413(c) of the Code) a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code or (ii) a “funded welfare plan” within the meaning of Section 419 of the Code.

(f) Except as set forth on Section 4.20(f) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event: (i) entitle any current or former employee, officer or other service provider of the Company to any severance pay or any other compensation or increase in severance pay or any other compensation payable by the Company; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Company; (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan; (iv) otherwise give rise to any Liability under any Company Benefit Plan; or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing. The consummation of the Transactions will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. Except as set forth on Section 4.20(f) of the Company Disclosure Letter, no Company Benefit Plan provides for a Tax gross-up, make whole or similar payment, including with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Except to the extent required by Section 4980B of the Code or similar state Law, Neither the Company nor any ERISA Affiliate provides health or welfare benefits to any former or retired employee and is not obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(h) Each Company Benefit Plan can be terminated at any time without resulting in any material Liability to the Company, the Purchaser, Merger Sub or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities, other than Liabilities with respect to participant accrued benefits through the effective date of such termination in accordance with the terms of such plan and ordinary administration costs typically incurred in a termination event.

(i) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered and maintained in compliance with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder.

(j) Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any plan that has been adopted or maintained, whether formally or informally, for the benefit of service providers who primarily perform services outside of the United States of America.

Section 4.21 Environmental Matters. Except as set forth in Section 4.21 of the Company Disclosure Letter:

(a) The Company and its properties and facilities are and have, during the time that the Company has owned, operated or leased such property or facility, been in compliance in all material respects with all material Environmental Laws, including obtaining, maintaining in good standing, and complying with all material Permits required for their business and operations under any Environmental Laws (“Environmental Permits”), and all past non-compliance has been resolved without ongoing obligations or costs.

(b) No Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or their respective assets or properties alleging a material violation of any Environmental Law or Environmental Permit, including with respect to the revocation, modification or termination of any Environmental Permits, and, to the Knowledge of the Company, no facts, circumstances, or conditions currently exist that could materially and adversely affect compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain continued compliance with Environmental Laws and Environmental Permits.

(c) Neither the Company nor any of its respective properties, facilities or operations, is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Law, (ii) Remedial Legal Proceeding, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Environmental Liabilities.

(d) The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to result in a material liability. To the Knowledge of the Company, no fact, circumstance, or condition exists in respect of the Company or any property currently or formerly owned, operated, or leased by the Company, or any other property that would reasonably be expected to result in a material liability.

(e) The Company has not received written notification of any investigation of the business, operations, or currently or formerly owned, operated, or leased property of the Company that could lead to the imposition of any Liens or Environmental Liabilities and, to the Knowledge of the Company, no such investigations are pending or threatened in writing.

(f) To the Knowledge of the Company, no Person has Released any Hazardous Material at, on, or under any facility currently or formerly owned or operated by the Company or any third party site, in each case in a manner that would be reasonably likely to give rise to a material Environmental Liability of the Company, including for Remedial Legal Proceeding costs, investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages, and attorney fees.

(g) The Company has provided to the Purchaser all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Company and concerning the environmental condition of any properties of the Company, Environmental Liabilities or compliance with Environmental Laws.

Section 4.22 Transactions with Related Persons. Except as set forth on Section 4.22 of the Company Disclosure Letter, and except for in the case of any employee, officer or director, of any employment Contract or Company Benefit Plans made in the ordinary course of business consistent with past practice or except as set forth in the Company Financials, the Company is not a party to any material transaction or Contract with any (a) present or former executive officer or director of the Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of the Company or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing; provided that, in each case of the foregoing, excluding any transaction or Contract between or among the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries. Except as set forth in the Company Financials or as set forth on Section 4.22 of the Company Disclosure Letter: (i) to the Knowledge of the Company, no Related Person or any Affiliate of a Related Person has, directly or indirectly, a material economic interest in any Contract with the Company

(other than such Contracts that relate to any such Person’s ownership of shares of the Company Common Stock or other equity interests of the Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Company); and (ii) the assets of the Company does not include any receivable or other obligation from a Related Person, and the Liabilities of the Company does not include any payable or other obligation or commitment to any Related Person.

Section 4.23 Insurance.

(a) Section 4.23(a) of the Company Disclosure Letter contains a complete and accurate list of, as of the date hereof, all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of the Company (the “Insurance Policies”) (by policy number, insurer, policy period, policy limits and type of policy). As of the date hereof, all premiums due and payable under all such Insurance Policies and their predecessor policies have been timely paid, and the Company is otherwise in material compliance with the terms of the Insurance Policies. Each Insurance Policy is legal, valid, binding, enforceable and in full force and effect. The Company has not any self-insurance or co-insurance programs. The Company has not received any written notice from, or on behalf of, any insurance carrier relating to or involving any adverse material change, notice of cancellation, termination or any material change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy. The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a material adverse effect.

(b) True and correct copies of insurer-provided loss runs covering the period since the Company’s formation (and generated within the past three months), to the maximum extent applicable, have been provided to the Purchaser for each Insurance Policy and each of their predecessor policies through such period reasonably in advance of the date of this Agreement. Section 4.23(b) of the Company Disclosure Letter identifies each individual insurance claim in excess of $10,000 made by the Company under such policies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company does not have any claim pending under an insurance policy as to which the insurer has denied coverage.

Section 4.24 Top Customers and Suppliers.

(a) As of the date hereof the Company currently has no material customers, including any off-takers. Section 4.24(a) of the Company Disclosure Letter lists as of the date of this Agreement, all prospective consumers or off-takers for the twelve (12) months ended August 31, 2025 to which the Company has submitted written bids or responded to requests for proposals, with expected revenue (assuming any such bid or response were accepted) in excess of $500,000 (the “Top Customers”). To the Knowledge of the Company as of the date hereof, no such Top Customer has provided notice to the Company (i) of its intention to reject, cancel or otherwise terminate, or materially reduce, its relationship with the Company, or (ii) that the Company is in material breach of the terms of any existing Company Material Contract with any such Top Customer.

(b) Section 4.24(b) of the Company Disclosure Letter lists as of the date of this Agreement, all suppliers or manufacturers of goods or services for the twelve (12) months ended August 31, 2025 to which the Company made payments or accrued obligations in excess of $50,000 (the “Top Suppliers”). To the Knowledge of the Company as of the date hereof, no such Top Supplier has provided notice to the Company (i) of its intention to reject, cancel or otherwise terminate, or materially reduce, its relationship with the Company, or (ii) that the Company is in material breach of the terms of any Company Material Contract with any such Top Supplier.

Section 4.25 Certain Business Practices.

(a) Neither the Company, nor any of its respective officers, directors, or any of its respective Representatives acting on its behalf has unlawfully offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances where the Company or

Representative thereof knew, or would have reasonably known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official or employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office for the purpose of influencing any act or decision of such official, employee, or candidate to obtain or retain business or direct business to any Person (in each case in violation of any Anti-Bribery Laws). Neither the Company, nor any of its respective officers, directors, or any of its respective Representatives acting on their behalf has directly or indirectly and in violation of applicable Law offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder the Company in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any Person. Neither Company, nor any of its respective officers, directors, or any of its respective Representatives acting on its behalf has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. Neither the Company, nor any of its respective officers, directors, or any Representatives acting on their behalf has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws.

(b) The operations of the Company are and have been conducted at all times in the previous five (5) years in material compliance with any International Trade Laws and Sanctions Laws of any jurisdiction in which the Company operates that are applicable to the Company, and no Legal Proceeding between the Company and any Governmental Authority with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened in writing.

(c) Neither the Company nor any of its respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”)); (ii) located, organized, or resident in any country, region or territory that is the subject of comprehensive territorial sanctions administered by the United States and any other jurisdiction in which the Company operates (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Jurisdiction”); or (iii) owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more by any of the foregoing.

(d) The Company has not, since April 24, 2019, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (i) of any Person currently identified on any applicable sanctions-related list of designated or blocked persons maintained by OFAC, or (ii) in any other manner that would constitute a violation of any applicable U.S. sanctions administered by the U.S. government.

Section 4.26 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.27 Finders and Brokers. Except as reflected on Section 4.27 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Company would be liable in connection with the Transactions based upon arrangements made by the Company or any of their Affiliates.

Section 4.28 Independent Investigation. The Company has conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser and Merger Sub and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser and Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser and Merger Sub set forth in Agreement and in any certificate delivered to the Company pursuant hereto; and (b) none of the Purchaser, Merger Sub or any of their respective Representatives have made any representation or warranty as to the Purchaser or Merger Sub or this Agreement, except as expressly set forth in this Agreement or in any certificate delivered to the Company pursuant hereto.

Section 4.29 Information Supplied. None of the information relating to the Company supplied or to be supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement/Registration Statement will, as of the date the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first mailed to the Purchaser Shareholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser, Merger Sub or their respective Affiliates.

Section 4.30 No Additional Representations or Warranties. Except as provided in this Article IV, none of the Company nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Purchaser, Merger Sub or their respective Affiliates or any other Person and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser, Merger Sub or their respective Affiliates or any other Person.

Article V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

Except as set forth in (i) any Purchaser SEC Reports filed or submitted on or prior to the date hereof, the Purchaser and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.01 Organization and Standing.

(a) As of the date hereof, the Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. As of the Closing, the Purchaser will be a Delaware corporation duly domesticated, validly existing and in good standing under the DGCL. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of the Cayman Purchaser Articles as currently in effect. The Purchaser is, and at all times has been, in compliance in all material respects with the provisions of the Cayman Purchaser Articles.

(b) Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents as currently in effect. Merger Sub is, and at all times has been, in compliance in all material respects with the provisions of its Organizational Documents.

Section 5.02 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly, validly and unanimously authorized and approved by the boards of directors of the Purchaser and Merger Sub, and (b) other than the Purchaser Shareholder Approval, no other corporate proceedings on the part of the Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub are a party shall be when delivered, duly and validly executed and delivered by the Purchaser or Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or Merger Sub, as applicable, enforceable against the Purchaser or Merger Sub, as applicable, in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 5.03 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or Merger Sub of the Transactions, other than (a) pursuant to the HSR Act or any other Antitrust Laws, (b) filing of the Certificate of Merger in accordance with the DGCL, (c) any filings required with the Applicable Exchange or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to be, individually or in the aggregate, material to Purchaser or Merger Sub.

Section 5.04 Non-Contravention. The execution and delivery by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and Merger Sub of the Transactions, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, do not and will not (a) conflict with or violate any provision of their respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.03 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or Merger Sub or any of its properties or assets, (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (viii) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, material Contract, or (d) result in the creation of any Lien upon any of the properties or assets (other than any Permitted Liens) or capital stock or other equity interests of the Purchaser or Merger Sub, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to be, individually or in the aggregate, material to Purchaser or Merger Sub.

Section 5.05 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Purchaser is $25,100 divided into (i) 200,000,000 Purchaser Class A Ordinary Shares, of which 20,000,000 are issued and outstanding, (ii) 50,000,000 Purchaser Class B Ordinary Shares, par value $0.0001 per share, of which 13,333,333 shares are issued and outstanding, and (iii) 1,000,000 preference shares, par value $0.0001 per share, of which no shares are issued and outstanding. All of the issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Cayman Purchaser Articles or any Contract to which the Purchaser is a party. None of the issued and outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b) Subject to the terms and conditions of the Warrant Agreement, in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants, which will be exercisable after giving effect to the Transactions for one (1) share of Domesticated Purchaser Common Stock at an exercise price of $11.50 per share. As of the date of this Agreement, 23,719,000 Cayman Purchaser Warrants, consisting of 20,000,000 Cayman Purchaser Public Warrants and 3,719,000 Cayman Purchaser Private Placement Warrants are issued and outstanding. All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Cayman Purchaser Articles or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws.

(c) As of the date hereof, other than (i) the Cayman Purchaser Warrants and (ii) the Purchaser Class B Ordinary Shares, there are (A) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Purchaser Ordinary Shares or any other capital share or equity interests of Purchaser, or any other Contracts to which the Purchaser is a party or by which the Purchaser is bound obligating the Purchaser to issue or sell any shares of, or other equity interests in or debt securities of, the Purchaser, and (B) no equity equivalents, share appreciation rights, phantom share ownership interests or similar rights in the Purchaser.

(d) Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of Purchaser.

(e) No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(f) Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.

(g) Purchaser owns all of the equity interests in Merger Sub. No other equity interests or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding equity interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s Organizational Documents or any Contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any of its equity interests or any equity capital of Merger Sub. There are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for equity interests of Merger Sub, or any other Contracts to which Merger Sub is a party or by which Merger Sub is bound obligating Merger Sub to issue or sell any shares of capital stock of, or other equity interests in or debt securities of, Merger Sub, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 5.06 SEC Filings and Purchaser Financials.

(a) The Purchaser has, since the IPO, filed all prospectuses, forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”) and will have filed all such forms, reports, schedules, statements and other documents (except for the Proxy Statement/Registration Statement and any other forms reports, schedules, statements and other documents filed or furnished with respect to the Transactions) required to be filed on or subsequent to the date of this Agreement through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC or the Applicable Exchange (other than such correspondence in connection with the IPO of the Purchaser) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. §1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction.

(b) The Purchaser SEC Reports were, and the Additional Purchaser SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, at the time they were or are filed (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each director and executive officer of Purchaser has filed with the SEC on a timely basis all statements required with respect to Purchaser by Section 16(a) of the Exchange Act and the rules and regulations thereunder. Each of the Public Certifications are, or will be, true and correct as of their respective dates of filing. As used in this Section 5.06(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the Applicable Exchange.

(c) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as of the respective dates, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(d) The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser and Merger Sub are required by GAAP to be included in the financial statements of the Purchaser.

(e) The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GIGGU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GIG.” The issued and outstanding Cayman Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GIGGW.” The Purchaser is a listed company in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or the Cayman Purchaser Public Warrants or terminate the listing of the Purchaser on Nasdaq. Except in connection with the Transactions, none of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Cayman Purchaser Public Warrants under the Exchange Act.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of the Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and its principal financial officer by others within the entity, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in to perform the functions for which they were established, including timely alerting the Purchaser’s principal executive officer and principal financial officer to material information required to be included in the Purchaser’s periodic reports required under the Exchange Act. Since the consummation of the IPO, the Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP.

Section 5.07 Absence of Certain Changes. As of the date of this Agreement, the Purchaser has, since the date of its formation (a) conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities that are administrative and immaterial in nature, (b) not been subject to a Purchaser Material Adverse Effect, and (c) neither Purchaser nor Merger Sub has taken any action that would require the consent of the Company if taken after the date of this Agreement and prior to the Closing pursuant to Section 6.03. Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

Section 5.08 Undisclosed Liabilities. There is no liability, debt or obligation of or claim or judgment against Purchaser (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for Liabilities and obligations (a) reflected or reserved for in the most recent balance sheet included in the Purchaser SEC Reports or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of Purchaser (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (c) incurred in connection with the Transactions, (d) that constitute Purchaser Transaction Costs or (e) which would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Purchaser. Merger Sub has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Documents to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.09 Compliance with Laws. Each of the Purchaser and Merger Sub is, and has since its formation been, in material compliance with all Laws applicable to it and the conduct of its business. Since the date of the formation of the Purchaser, neither the Purchaser nor Merger Sub has received written notice alleging any violation of applicable Law, Orders or Permits in any material respect by the Purchaser or Merger Sub, and to the Knowledge of the Purchaser, no charge, claim, assertion or Legal Proceeding of any material violation of any Law, Orders or Permit by the Purchaser or Merger Sub is currently threatened.

Section 5.10 Legal Proceedings; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Legal Proceeding to which the Purchaser or Merger Sub is subject which would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement and consummate the Transactions. There is no Legal Proceeding that the Purchaser or Merger Sub has pending against any other Person. Neither the Purchaser, nor Merger Sub, is subject to any Orders of any Governmental Authority, nor are any such Orders pending. Each of the Purchaser and Merger Sub holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.11 Taxes and Returns.

(a) The Purchaser (i) has filed, or caused to be filed, all income and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file), and (ii) has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all income and other material Taxes required to be paid, collected, withheld or remitted by it, whether or not such Taxes are shown as due and payable on any Tax Return. The Purchaser has complied in all material respects with all applicable Laws relating to Tax.

(b) There is no Legal Proceeding currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by a Governmental Authority in a jurisdiction where Purchaser does not file any Tax Returns or a particular type of Tax Return or pays any Tax or a particular type of Tax that it is or may be subject to such Tax or required to file such Tax Return in that jurisdiction.

(c) Purchaser has not received a written notification of any claim, assessment, audit, examination, investigation or other Legal Proceeding that is pending, or to the Knowledge of the Purchaser, threatened against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claim, deficiency or assessment against the Purchaser. Purchaser is not currently contesting any material Tax liability before any Governmental Authority.

(d) There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e) The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request thereof) is outstanding or pending, other than as the result of automatic extensions of time to file Tax Returns requested in the ordinary course of business.

(f) The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received prior to the Closing; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to Closing; or (v) any “closing agreement” pursuant to Section 7121 of the Code or any other agreement or arrangement with a Governmental Authority relating to Taxes entered into prior to Closing.

(g) The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law, including, for greater certainty, sections 237.3 to 237.5 of the Tax Act).

(h) The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of U.S. state or local Tax Law) or under any other applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreements or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes.

(i) The Purchaser has not requested, and is not the subject of or bound by, any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request pending or outstanding.

(j) The Purchaser has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for its Intended Tax Treatments.

Section 5.12 Properties. Neither the Purchaser, nor Merger Sub, owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. Neither the Purchaser, nor Merger Sub own or lease any real property or material Personal Property.

Section 5.13 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 5.14 Contracts. Except as set forth in the Cayman Purchaser Articles or Merger Sub’s Organizational Documents or publicly filed with the SEC, neither Purchaser nor Merger Sub is subject to any agreement, commitment, exclusive license, judgment, injunction, order or decree that prohibits or materially impairs, or could reasonably be expected to prohibit or materially impair, their business practices, acquisitions of property or conduct of business.

Section 5.15 Trust Account. As of the date of this Agreement, Purchaser has at least $200,000,000 in the Trust Account, such monies held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement (the “Trust Agreement”), dated as of June 1, 2023, between Purchaser and Continental, as trustee (the “Trustee”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to the Cayman Purchaser Articles and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Since May 31, 2024, the Purchaser has not released any money from the Trust Account, and prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to the Redemption of Purchaser Class A Ordinary Shares properly submitted in connection with a Purchaser Shareholder vote to amend the Cayman Purchaser Articles to (A) modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination within the prescribed window or (B) with respect to any other material provisions related to Purchaser Shareholder rights or pre-initial business combination activity. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser and is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Purchaser to dissolve or liquidate pursuant to the Cayman Purchaser Articles shall terminate, and as of the Closing, Purchaser shall have no obligation whatsoever pursuant to the Cayman Purchaser Articles to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To the Knowledge of Purchaser, as of the date hereof, following the Closing, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Purchaser Class A Ordinary Shares in connection with the Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

Section 5.16 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, including any deferred underwriting commissions, in connection with the Transactions based upon arrangements made by the Purchaser, Merger Sub or any of their Affiliates.

Section 5.17 Certain Business Practices.

(a) None of the Purchaser, Merger Sub or to the Knowledge of Purchaser or Merger Sub any of their Representatives acting on behalf of the Purchaser or Merger Sub, has unlawfully offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to (i) an official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office; or (iv) any Person, in any such case under circumstances the Purchaser, Merger Sub or the Representative thereof knew, or reasonably would have known after due and proper inquiry, that all or a portion of such thing of value would be offered, given, paid, or promised to an official of employee of a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for foreign or domestic political office, in each case in violation of any Anti-Bribery Laws. None of Purchaser, Merger Sub or, to the Knowledge of Purchaser or Merger Sub, any of their respective Representatives acting on their behalf has directly or indirectly and in violation of applicable Law offered, given, paid, promised to give or pay, or authorized the giving or payment of anything of value to any customer, supplier, or other Person who is or may be in a position to assist or hinder Purchaser or Merger Sub in connection with any actual or proposed transaction for the purpose of influencing any act or decision of such customer, supplier, or other Person to obtain or retain business or direct business to any Person. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission relating to any noncompliance with any Anti-Bribery Laws. To the Knowledge of the Purchaser, none of the Purchaser, Merger Sub or any Representative thereof has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Laws. The Purchaser has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b) The operations of the Purchaser and Merger Sub are and have been conducted at all times since May 8, 2024, in material compliance with Sanctions Laws and at all times in the previous five (5) years in material compliance with, International Trade Laws, and money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Legal Proceeding involving the Purchaser or Merger Sub with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser, Merger Sub, or any of their respective directors or officers nor, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser or Merger Sub is or has been: (i) identified on any applicable sanctions-related list of designated or blocked persons (including without limitation the SDN List maintained by OFAC), (ii) otherwise the subject or target of any U.S. sanctions administered by OFAC, (iii) located, organized or resident in any Sanctioned Jurisdiction, or (iv) owned, directly or indirectly, individually or in the aggregate, 50% or more by any of the foregoing.

(d) The Purchaser and Merger Sub have maintained in place and implemented controls and systems designed to ensure compliance with economic sanctions administered and maintained by the U.S. government.

(e) Neither the Purchaser nor Merger Sub has directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction or for the purpose of financing the activities (x) of any Person currently the subject or target of U.S. sanctions administered by the U.S. government, or (y) in any other manner that would constitute a violation of, any U.S. sanctions administered by U.S. government.

Section 5.18 Information Supplied. None of the information supplied or to be supplied by, or on behalf of, Purchaser or Merger Sub expressly for inclusion or incorporation by reference in (i) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or in the Proxy Statement/Registration Statement or (ii) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection to the Transactions shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time such information is filed with or furnished to the SEC (provided, that, if such information is revised by any subsequently filed amendment or supplement, this clause (a) shall solely refer to the time of such subsequent revision); (b) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (c) the time the Proxy Statement/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the Purchaser Shareholders; or (d) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Purchaser and Merger Sub make no representations, warranties or covenants with respect to any information supplied by or on behalf of the Company or their respective Affiliates.

Section 5.19 Independent Investigation. The Purchaser and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser and Merger Sub acknowledge and agree that: (a) in making their decision to enter into this Agreement and to consummate the Transactions, they have relied solely upon their own investigation and the express representations and warranties of the Company expressly set forth in Article IV of this Agreement (including the related portions of the Company Disclosure Letter) and in any certificate delivered to Purchaser or Merger Sub pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement/Registration Statement; and (b) neither the Company, nor its Representatives have made any representation or warranty as to Company, or this Agreement, including with respect to the accuracy or completeness of any information provided to Purchaser in the electronic data room, in any projections, or otherwise, except as expressly set forth in Article IV (including the related portions of the Company Disclosure Letter) or in any certificate delivered to Purchaser or Merger Sub pursuant hereto. Without limiting the foregoing, the Purchaser and Merger Sub acknowledge that the Purchaser and Merger Sub or their advisors, have made their own investigation of the Company and, except as expressly provided in Article IV, are not relying on any (a) representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company as conducted after the Closing, or (b) representation or warranty as contained in any materials provided by the Company or any of their respective Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

Section 5.20 No Additional Representation or Warranties. Except as provided in this Article V, none of the Purchaser, Merger Sub, any their respective Affiliates, or any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or their Affiliates.

Article VI

COVENANTS

Section 6.01 Access and Information; Cooperation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.16, the Company shall give, and shall cause its respective Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours, upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments and books and records of the Company, and shall use its and their commercially reasonable efforts to furnish Purchaser and its Representatives with all financial and operating data and other information concerning the affairs of the

Company that are in the possession of the Company, in each case as the Purchaser or its Representatives may reasonably request; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any Trade Secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (C), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Contract, obligation or Law and (y) provide such information in a manner without violating such Contract, obligation or Law), (ii) if the Company, on the one hand, and Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto, or (iii) if such information relates to interactions with prospective buyers of the Company or the negotiation of this Agreement or the Transactions, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto. For the avoidance of doubt, the Purchaser or any of its Representatives shall not be permitted to perform any environmental sampling at the properties of the Company, including any invasive, intrusive or subsurface sampling or testing of any media without the consent of the Company, in its reasonable discretion.

(b) During the Interim Period, subject to Section 6.16, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments and books and records, of the Purchaser or its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish the Company and its Representatives with all financial and operating data and other information concerning the affairs of the Purchaser and its Subsidiaries that are in the possession of the Purchaser or its Subsidiaries, in each case as the Company or its Representatives may reasonably request; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (C) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in the case of each of clauses (A) through (B), the Purchaser shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such Contract, obligation or Law and (y) provide such information in a manner without violating such Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto.

(c) During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including, in connection with any PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

Section 6.02 Conduct of Business of the Company.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law or any Governmental Authority, as set forth on Section 6.02(b) of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business, (ii) maintain the existing relations and goodwill of the Company with the Company’s customers, suppliers, distributors and creditors, and (iii) preserve intact, in all material respects, its business.

(b) Without limiting the generality of Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law or any Governmental Authority, or as set forth on Section 6.02(b) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its units or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities, except in compliance with existing Company Benefits Plans or any Contract (including any warrant, option, or profits interest award) outstanding as of the date hereof or amended in compliance with this Section 6.02(b);

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except as may be required (A) pursuant to the Company Certificate of Incorporation or the Organizational Documents of the Company, (B) pursuant to the terms of any warrant, option or profits interest award outstanding as of the date hereof, or (C) in connection with the Interim Period Option Issuance;

(iv) incur, create, assume or otherwise become liable for any additional Indebtedness (directly, contingently or otherwise) for borrowed money in excess of $500,000 (in the aggregate);

(v) except as otherwise required by Company Benefit Plans or award agreements thereunder, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards under any Company Benefit Plan other than the Company Incentive Plan in connection with the Interim Period Option Issuance or any plan, policy, practice, program, agreement or other arrangement other than the Company Incentive Plan that would be deemed a Company Benefit Plan as of the date hereof, (C) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, (D) take any action to materially amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries other than as provided under this Agreement, (E) hire or engage any new employee or individual independent contractor if such new employee or individual independent contractor will receive annual base cash compensation in excess of $150,000, (F) terminate the employment or engagement of any employee or individual independent contractor with an annual base cash compensation in excess of $150,000 other than for cause, or (G) enter into any written waiver of any restrictive covenants applying to any current or former employee or individual independent contractor;

(vi) enter into or amend or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, or group of employees of the Company as the bargaining representative for any employees of the Company;

(vii) (A) make, change or rescind any material election relating to Taxes, (B) commence, settle or compromise any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to a material amount of Taxes, (C) file any amended income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of a material amount of Taxes,

(E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income Taxes or other material Taxes may be issued or in respect of any income Taxes or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Company, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority, (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes, or (I) fail to pay any material amount of Taxes when due;

(viii) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Transactions from qualifying for its Intended Tax Treatment;

(ix) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property, or otherwise amend or modify, permit to lapse or fail to preserve any Company Registered IP (except where the Company has reasonably determined that a decision to not continue to prosecute an item of Company Registered IP is in the best interests of the Company), or disclose, divulge, furnish to or make accessible to any Person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality thereof any Trade Secrets constituting Owned Intellectual Property;

(x) terminate or assign any Company Material Contract or any material Company Real Property Lease or enter into any Contract that would be a Company Material Contract or material Company Real Property Lease, in any case outside of the ordinary course of business consistent with past practice;

(xi) enter into any new line of business or establish any Subsidiary in connection therewith;

(xii) fail to use commercially reasonable efforts to keep in force Insurance Policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect, or terminate without replacement or amend in a manner materially detrimental to the Company, any material insurance policy insuring the Company;

(xiii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate);

(xv) effect any mass layoff or plant closing at any of its facilities that triggers the notice obligations under the Worker Adjustment and Retraining Notification Act of 1988;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, in each case, outside the ordinary course of business consistent with past practice, except pursuant to any Contract in existence as of the date hereof which has been disclosed in writing or in the data room to the Purchaser;

(xvii) except as required pursuant to Contract in effect on the date hereof, make any capital expenditures outside of the ordinary course of business consistent with past practice in excess of $100,000 (individually for any project) or $250,000 (in the aggregate);

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xx) enter into any written agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice, and other than in connection with the Interim Period Option Issuance);

(xxii) (A) limit the right of the Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case of clause (A) and (B), except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company;

(xxiii) voluntarily terminate any design certification, pre-application, application or standard design approval activities the Company is currently undertaking with the NRC;

(xxiv) enter into, amend, supplement, terminate, or consummate any agreement, arrangement, or transaction relating to the issuance, sale, or placement of any debt or equity securities (including, for the avoidance of doubt, any PIPE investment, SAFE, convertible note, or similar financing or investment arrangement), or otherwise obtain or agree to obtain any funding or financing; or

(xxv) authorize or agree to do any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement will give the Purchaser, directly or indirectly, rights to control or direct the business or operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement and subject to the Purchaser’s rights set forth herein, complete control and supervision over its business, assets and operations.

Section 6.03 Conduct of Business of the Purchaser.

(a) During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law or any Governmental Authority, or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall, and shall cause Merger Sub to, use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business, and (ii) preserve intact, in all material respects, its business. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Cayman Purchaser Articles and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other party shall be required in connection therewith.

(b) Without limiting the generality of Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by any PIPE Investment), as required by applicable Law or any Governmental Authority, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause Merger Sub not to:

(i) amend, waive or otherwise change, in any material respect, the Cayman Purchaser Articles or the Merger Sub;

(ii) other than pursuant to the Sponsor Support Agreement, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its units or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) except for (A) indebtedness necessary to effectuate the Domestication, (B) indebtedness necessary to amend the Purchaser’s Organizational Documents to extend the period to consummate an initial business combination as set forth therein, (C) indebtedness to provide working capital to the Purchaser through such period (including payables incurred but not yet paid by the Purchaser as reported in the Purchaser’s SEC Reports), and (D) indebtedness incurred in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Purchaser, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

(v) (A) make, change or rescind any material election relating to Taxes, (B) commence, settle or compromise any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating a to material amount of Taxes, (C) file any amended income Tax or other material Tax Return, (D) surrender or allow to expire any right to claim a refund of a material amount of Taxes, (E) change (or request to change) any method of accounting for Tax purposes, (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of income Taxes or other material Taxes may be issued or in respect of any income Taxes or other material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to Purchaser, (G) enter into any “closing agreement” as described in Section 7121 of the Code or any other agreement or arrangement with any Governmental Authority, (H) enter into any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial Contracts entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes or (I) fail to pay any material amount of Taxes when due;

(vi) knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the relevant portions of the Merger from qualifying for their respective Intended Tax Treatments;

(vii) amend, waive or otherwise change the Trust Agreement;

(viii) terminate, waive or assign any material right under any material Contract of Purchaser or any Contract with any broker, finder, financial advisor or investment banker, or make any discretionary payments under any such Contract;

(ix) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person;

(x) establish any Subsidiary;

(xi) engage in any activities or business, other than activities or business (A) currently conducted by the Purchaser or Merger Sub as of the date of this Agreement, (B) in connection with or incident to Purchaser’s or Merger Sub’s organization, incorporation, or continuing corporate existence, or (C) that are administrative and immaterial in nature;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xiii) make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or Merger Sub) not in excess of $500,000 (individually or in the aggregate);

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(xvi) make capital expenditures (excluding for the avoidance of doubt, incurring any ordinary course administrative costs and expenses);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Transactions);

(xviii) except for such Indebtedness as is necessary to effectuate the Domestication and amend the Purchaser’s Organizational Documents to extend the period to consummate an initial business combination of the Purchaser set forth in the Purchaser’s Organizational Documents and to provide working capital to the Purchaser through such period (including for such payables as have been incurred but not paid by the Purchaser as reported in the Purchaser’s SEC Reports), voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $500,000 individually or $1,000,000 in the aggregate (excluding the incurrence of any ordinary course administrative costs and expenses incurred in connection with the consummation of Transactions, including legal or accounting (including any PIPE Investment)) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.03 during the Interim Period;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xx) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Purchaser; or

(xxi) authorize or agree to do any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement will give the Company, directly or indirectly, rights to control or direct the business or operations of the Purchaser prior to the Closing. Prior to the Closing, the Purchaser shall exercise, consistent with the terms and conditions of this Agreement and subject to the Company’s rights set forth herein, complete control and supervision over its business, assets and operations.

Section 6.04 Annual and Interim Financial Statements.

(a) As soon as reasonably practicable following the date of this Agreement, but in no event later than October 31, 2025, the Company shall deliver to the Purchaser (i) audited balance sheet and statement of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the year ended December 31, 2024, together with the auditor’s reports thereon, and (ii) reviewed balance sheet and statement of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the period ended June 30, 2025, in each case which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant and which are have been reviewed or audited, as applicable, in accordance with GAAP and PCAOB standards (collectively, the “PCAOB Financial Statements”); provided, that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed the “Audited Company Financials” for the purposes of this Agreement and the representation and warranties set forth in Section 4.06 shall be deemed to apply to such Audited Company Financials with the same force and effect as if made as of the date of this Agreement.

(b) By November 15, 2025, the Company shall deliver to the Purchaser the reviewed balance sheet and statement of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the period ended September 30, 2025, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant and which are have been reviewed in accordance with GAAP and PCAOB standards (the “Interim Financial Statements”); provided, that upon delivery of such Interim Financial Statements, the representation and warranties set forth in Section 4.06 shall be deemed to apply to the Interim Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.05 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Cayman Purchaser Public Warrants on the Applicable Exchange; provided, that the Parties acknowledge and agree that (i) if Purchaser fails to timely file any public filing with the SEC, such failure shall not be a breach of this Section 6.05 provided such public filing is made before the effectiveness of the Registration Statement or the earlier termination of this Agreement pursuant to Section 8.01(d) (even though such filing is late) and such late filing does not have a material adverse impact on the consummation of the Transactions and (ii) from and after the Closing, the Parties intend to list on the Applicable Exchange only the Domesticated Purchaser Common Stock and the Domesticated Purchaser Warrants.

Section 6.06 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Subsidiaries, a transaction or a series of transactions (other than the Transactions) concerning the sale (whether directly or indirectly) of (x) five percent (5%) or more of the business or assets of the Company, or (y) five percent (5%) or more of any class of shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction (other than with respect to any purchases of equity securities by the Company from employees of the Company or its Subsidiaries), and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the Transactions) concerning a business combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

(c) Each Party shall notify the other Parties as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 6.07 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and the Applicable Exchange promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not, it shall cause its Subsidiaries not to, and it shall instruct its other Affiliates and Representatives not to, purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement), communicate such information to any third party (other than (x) to Persons for the purpose of seeking consents related to the Transactions or (y) Persons subject to confidentiality restrictions in favor of the Company), take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 6.08 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging: (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat, in writing, of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates, in each case, with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. In the event that any litigation related to this Agreement, any Ancillary Documents or the Transactions is brought, or, to the Knowledge of the Parties, respectively, threatened, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, respectively, by a third party prior to the Closing, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status thereof. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the other Party’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.09 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions.

(b) In furtherance and not in limitation of Section 6.09(a), to the extent required under the HSR Act any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications by the Company or the Purchaser will be paid and borne entirely by the Company at its sole cost and expense as Company Transaction Costs), with respect to the Transactions as promptly as practicable (but in any event within twenty (20) Business Days after the date hereof), to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act or any other Antitrust Laws and obtaining any approval required under any other Antitrust Laws; provided, that neither Party shall extend any waiting period under the HSR Act or comparable period under any other Antitrust Laws or enter into any agreement with any Governmental Authority to so extend such waiting period or comparable period without the prior written consent of the other Parties. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and unless prohibited by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. The Parties agree that any written materials of such Party (including without limitation any notification and report forms filed under the HSR Act concerning the Transactions) may be redacted or disclosed for outside counsel only, as necessary to comply with contractual arrangements and as necessary to address reasonable privilege or confidentiality concerns, in each event prior to sharing such materials with another Party.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities any notices or requests for approval, to the extent required, of the Transactions and shall use their reasonable best efforts to have such Governmental Authorities approve the Transactions, as applicable. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any objections are asserted with respect to the Transactions under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the Transactions, including in order to resolve such objections or Legal Proceedings which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. Notwithstanding the foregoing, nothing in this Agreement, including this Section 6.09, requires Purchaser or any of its Affiliates to (i) propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license or other disposition of any assets or businesses of the Purchaser, the Company, or any of their respective Affiliates; (ii) otherwise take or commit to take any actions that after the Closing Date would limit Purchaser’s or its Affiliates freedom of action with respect to, or its ability to retain, one or more of its businesses, product lines or assets, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other legal requirement in any suit or other Legal Proceeding; (iii) propose, accept, agree to, or effect any requirements, restrictions or limitations on the conduct of the business of the Purchaser, the Company, or any of their respective Affiliates; or (iv) pursue, commence, defend, or otherwise engage in any Legal Proceeding against any Governmental Authority or other Person.

(d) Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

Section 6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, Purchaser (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption, (2) pay the amounts due to the underwriters of Purchaser’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, (3) pay the amounts due to the Sponsor, directors and officers of the Purchaser as repayment of unpaid Purchaser liabilities, (4) pay the Purchaser Transaction Costs and the Company Transaction Costs, (5) pay all income tax or other tax obligations of Purchaser prior to the Closing, and (6) pay all remaining amounts then available in the Trust Account to Purchaser for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as expressly provided in the Trust Agreement.

Section 6.11 Tax Matters.

(a) The Parties hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments, and that this Agreement constitutes, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties hereby agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority.

(b) Notwithstanding anything to the contrary herein, if the SEC requires that a Tax opinion be prepared and submitted in connection with the Proxy Statement/Registration Statement and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Proxy Statement/Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and

(ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting Purchaser or the Purchaser Shareholder, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments and (y) any counsel to Purchaser or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the Company or the holders or beneficial owners of Company Securities, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the Merger (“Transfer Taxes”) shall be borne and paid by the Company. The Company shall, at its own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes and, if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation. Notwithstanding anything to the contrary contained herein, Purchaser shall pay all Transfer Taxes required to be paid in connection with the Domestication, Sponsor Share Conversion, and Redemption (including, for the avoidance of doubt, any Taxes pursuant to Section 4501 of the Code in connection with the Redemptions).

(d) The Company shall provide a certificate signed by an officer of the Company, prepared in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case in form substantially identical to Exhibit F, provided that the only remedy of the Purchaser for the failure to provide such certificate and form will be to withhold pursuant Section 1445 of the Code.

Section 6.12 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to otherwise effect, consummate, confirm or evidence the Transactions and carry out the purposes of this Agreement. Without limiting the foregoing, the Company shall use its commercially reasonable efforts, and otherwise take such actions as reasonably requested by the Purchaser, to limit or eliminate (to the greatest extent possible) the amount of Indebtedness of the Company outstanding as of the Closing with respect to matters set forth on Section 10-B of the Company Disclosure Letter.

Section 6.13 The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the PCAOB Financial Statements, the Interim Financial Statements and any other audited or unaudited financial statements of the Company that are required by applicable Law to be included in the Proxy Statement/Registration Statement, (x) the Purchaser and the Company shall jointly prepare and the Purchaser shall file with the SEC, mutually acceptable materials (such agreement not to be unreasonably withheld, conditioned or delayed by the Purchaser or the Company) that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) the Purchaser shall prepare (with the Company’s and its respective Representatives reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of

Domesticated Purchaser Common Stock issuable in connection with the Merger (collectively, the “Registration Statement Securities”). The filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement will be paid entirely by the Company at its sole cost and expense as Company Transaction Costs. Each of the Purchaser and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a current report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Company to any regulatory authority (including the Applicable Exchange) in connection with the Transactions (the “Offer Documents”).

(ii) To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Proxy Statement/Registration Statement will, at the time the Proxy Statement/Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Closing any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Proxy Statement/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

(b) Purchaser Shareholder Approval. The Purchaser shall (a) as promptly as practicable after the Proxy Statement/Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Cayman Purchaser Articles and applicable Law, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals, and (b) provide its public shareholders with the opportunity to elect to effect a Redemption. The Purchaser shall, through its board of directors, recommend to the Purchaser Shareholders the (A) adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (B) approval of the Domestication, including the adoption of the Domesticated Purchaser Charter and the Domesticated Purchaser Bylaws, in each case, effective upon the filing of the Domesticated Purchaser Charter with the Secretary of State of the State of Delaware pursuant to Section 1.01, and any separate or unbundled advisory proposals as are required to implement the foregoing, (C) adoption of the Post-Closing Charter and the Post-Closing Bylaws, in each case, effective upon the filing of the Post-Closing Charter with the Secretary of State of the State of Delaware pursuant to Section 1.02(a), and any separate or unbundled advisory proposals as are required to implement the foregoing, (D) approval of the issuance of shares of Domesticated Purchaser Common Stock as required by Nasdaq Listing Rule 5635 or Section 312.03 of the NYSE Listed Company Manual, as applicable, (E) approval of the adoption by the Purchaser of the Equity Incentive Plan, (F) appointment of the director nominees in accordance with Section 6.18 of this Agreement, (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions; and (I) adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or convenient, (x) to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the foregoing, (y) if the Purchaser determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (z) to facilitate the Domestication, the Merger or any other Transaction (such proposals in (A) through (H), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The board of directors of Purchaser shall not withdraw, amend, qualify or modify its recommendation to the Purchaser Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Purchaser Shareholders described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section 6.13(b), and hold additional Purchaser Shareholders’ Meetings in order to obtain the Purchaser Shareholder Approval provided that, without the consent of the Company, the Purchaser Shareholders’ Meeting may not be adjourned to a date that is more than fifteen (15) days after the date for which the Purchaser Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law).

Section 6.14 Employee Matters.

(a) The Purchaser and the Company shall use their commercially reasonable efforts to agree to a form of equity incentive plan that provides for grants of equity-based incentive of awards to eligible service providers of the Company (the “Equity Incentive Plan”), such agreement by either Party not to be unreasonably withheld, conditioned or delayed. If such Equity Incentive Plan is in agreed form prior to the effective date of the Registration Statement, the Purchaser shall, prior to the Closing Date, adopt such Equity Incentive Plan and submit it for approval of the Purchaser Shareholders at the Purchaser Shareholders’ Meeting. The Equity Incentive Plan shall have an initial share reserve equal to approximately ten percent (10%) of the Purchaser’s outstanding shares of common stock (on a fully diluted basis), immediately following the Effective Time. The Equity Incentive Plan shall include an “evergreen” provision, pursuant to which, on the first day of each calendar year, commencing with the first calendar year following the year in which the Effective Time occurs, the number of shares reserved for issuance under the Equity Incentive Plan shall automatically increase by an amount equal to five percent (5%) of the total number of shares of common stock of the Purchaser outstanding on such date (on a fully diluted basis), unless otherwise determined by the board of directors of the Purchaser following the Closing. The Equity Incentive Plan shall be administered by the board of directors and the Compensation Committee of the Purchaser, as applicable, which shall have the authority to determine the terms and conditions of all awards granted under the Equity Incentive Plan.

(b) Notwithstanding anything herein to the contrary, each of the Parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.14 are included for the sole benefit of the Purchaser and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of the Purchaser, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.15 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four (4) Business Days after the execution of this Agreement), the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release (but in any event within four (4) Business Days after the Closing), the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equityholders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the Transactions.

Section 6.16 Confidential Information. (a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and its and their respective Representatives to, except to the extent otherwise consented to by Purchaser (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent, and (ii) in the event that the Company or any of its Affiliates or its or their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose any Purchaser Confidential Information, (A) provide the Purchaser, to the extent legally permitted, with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.16(a) and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.16(a) furnish only that portion of such Purchaser Confidential Information; provided, that, with respect to Purchaser Confidential Information constituting trade secrets under applicable Law and has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. In the event that this Agreement is terminated and the Transactions are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company, its Affiliates and its and their respective Representatives shall be entitled to keep any records required by (w) applicable Law, (x) legal, fiduciary or professional obligation, (y) in accordance with written document retention policies and procedures and/or (z) contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser and Merger Sub hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and their Representatives to, except to the extent otherwise consented to by the Company: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser, Merger Sub or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally obligated to disclose the Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.16(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.16(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information; provided that, with respect to Company Confidential Information constituting trade secrets under applicable Law and that has been identified as such to the Purchaser in writing prior to or promptly after its disclosure to the Purchaser or its Representatives, such covenants shall apply for as long as such Company Confidential Information constitutes a trade secret under applicable Law and continues to constitute Company Confidential Information under this Agreement. In the event that this Agreement is terminated and the Transactions are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser, Merger Sub and their respective Affiliates and Representatives shall be entitled to keep any records required by applicable Law or legal, fiduciary or professional obligation, in accordance with written document retention policies and procedures and/or contained in any electronic file created pursuant to bona fide backup storage or archival processes in the ordinary course of business; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, (y) the Purchaser, Merger Sub and their respective Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws, and (z) no notice or further action shall be required in respect of disclosure of the Company Confidential Information (or provision of access thereto) to regulatory authorities or self-regulatory organizations having authority over the Purchaser, Merger Sub or their respective Representatives in connection with routine regulatory examinations or pursuant to statutory requirements that are not targeted at the Company, the Transactions or the Company Confidential Information.

Section 6.17 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by the Purchaser during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including the Company) without first advising a representative of the Sponsor (or its successors or assigns) in writing and giving such representative a reasonable opportunity to obtain possession thereof.

Section 6.18 Post-Closing Board of Directors and Executive Officers.

(a) At the Effective Time, the board of directors of the Purchaser (the “Post-Closing Board”) shall consist of seven (7) directors, comprised as follows:

(i) three (3) directors designated by the Company prior to the Closing, at least one (1) of whom shall qualify as an “independent director” under Applicable Exchange rules, and each of whom shall be reasonably acceptable to the Purchaser;

(ii) three (3) directors designated by the Purchaser prior to the Closing, all of whom shall qualify as “independent directors” under Applicable Exchange rules, and each of whom shall be reasonably acceptable to the Company, with one (1) such director serving as Chairman of the Post-Closing Board; provided, that, subject to such qualification as an independent director, Dr. Avi Katz shall be entitled to serve as one such director and as the Chairman of the Post-Closing Board, and Dr. Raluca Dinu shall be entitled to serve as another such director; and

(iii) one (1) industry expert director mutually agreed upon by the Company and the Purchaser prior to the Closing.

(b) The composition of the Post-Closing Board shall satisfy the independence under applicable Law and the relevant rules and regulations of the Applicable Exchange such that a majority of the members of the Post-Closing Board will be independent under applicable Law and the relevant rules and regulations of the Applicable Exchange and other requirements of the Applicable Exchange or any other applicable U.S. national securities exchange on which the Purchaser’s securities are listed.

(c) The Parties shall take all necessary action, including causing the resignation of existing directors and the appointment of the individuals designated pursuant to this Section 6.18, so that the Post-Closing Board is constituted as set forth above as of the Effective Time.

(d) At or prior to the Closing, the Company, if requested, and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

Section 6.19 Indemnification of Directors and Officers; Tail Insurance; Representations and Warranties Insurance.

(a) The Parties agree that for a period of six (6) years from the Closing Date, the Parties shall, and shall cause the Purchaser, Merger Sub and the Company to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of the Purchaser, Merger Sub and the Company, as the case may be, or who, at the request of the Parties, as the case may be, served as a director, officer, member, manager, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, limited liability company, trust, pension or other employee benefit plan, or other enterprise (collectively, with such individual’s heirs, executors or administrators, (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”)), of the Purchaser’s, Merger Sub’s and the Company’s Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser, Merger Sub or the Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and the Parties shall, and shall cause the Purchaser, Merger Sub and the Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall cause the Company to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.19 without limit as to time.

(b) At or prior to the Closing, the Company may obtain, at its own expense, a fully pre-paid, non-rescindable “tail” management liability insurance policy that will cover pre-Closing acts and omissions of each such Person that is a director, officer, or employee of the Company currently covered by a management liability insurance policy of the Company.

(c) At or prior to the Closing, the Company shall obtain and maintain, at its own expense, going forward management liability insurance policies that cover any pre-Closing acts, errors, or omissions of each such Person that is a director, officer, or employee of the Purchaser or Merger Sub currently covered by a management liability insurance policy of the Purchaser and/or Merger Sub. If the Company is unable to procure quotes for such go-forward coverage reasonably in advance of Closing and present evidence of binding of such to Purchaser at Closing, then Company shall obtain, at its own expense, fully pre-paid, non-rescindable six year “tail” management liability insurance for Purchaser and Merger Sub’s management liability insurance policies, that covers any pre-Closing acts, errors, or omissions of each such Person that is a director, officer, or employee of the Purchaser or Merger Sub currently covered by a management liability insurance policy of the Purchaser and/or Merger Sub.

(d) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser or the Company, any other indemnification arrangement, any Law or otherwise. No right or remedy herein conferred by this Section 6.19 is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity, under contract or otherwise. The assertion of any right or remedy under this Section 6.19, or otherwise, shall not prevent the concurrent or subsequent assertion of any other right or remedy. Purchaser, Merger Sub, and the Company each acknowledge that the D&O Indemnified Parties have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons (collectively, “Other Indemnitors”). Purchaser, Merger Sub, and the Company each agree that, with respect to any advancement or indemnification obligation owed, at any time, to a D&O Indemnified Party by Purchaser, the Company or any Other Indemnitor, whether pursuant to any Organizational Document or other document or agreement and/or pursuant to this Section 6.19 (any of the foregoing, an “Indemnification Obligation”), and, after the Closing, Purchaser shall, and shall cause the Company to, in all cases subject to the terms and limitations of the relevant Indemnification Obligation, (i) be the indemnitors of first resort (i.e., Purchaser’s and the Company’s obligations to a D&O Indemnified Party shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any D&O Indemnified Party shall be secondary) and (ii) advance, all reasonable expenses to the extent legally permitted and as required by the terms of the relevant Indemnification Obligations, without regard to any rights that a D&O Indemnified Party may have against the Other Indemnitors. Furthermore, Purchaser and the Company irrevocably waive, relinquish and release the Other Indemnitors from any and all claims (x) against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof and (y) that the D&O Indemnified Parties must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before the Company or Purchaser must perform its expense advancement, reimbursement and Indemnification Obligations under this Agreement. Purchaser hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of a D&O Indemnified Party with respect to any claim for which a D&O Indemnified Party has sought indemnification from Purchaser or the Company shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such D&O Indemnified Party against Purchaser or the Company, and Purchaser and the Company shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such D&O Indemnified Party to the extent such amounts would have otherwise been payable by Purchaser or the Company under any Indemnification Obligation.

(e) The obligations of the Purchaser and the Company under this Section 6.19(b) shall not be terminated or modified after the Closing in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.19 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.19.

(f) If the Purchaser or, after the Closing, the Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company, as applicable, assume the obligations set forth in this Section 6.19.

(g) The Parties acknowledge and agree that, in connection with the Transactions, the Purchaser may elect to obtain a representations and warranties insurance policy (the “R&W Insurance Policy”). The Parties further agree that (i) the cost and expense of the R&W Insurance Policy, including the premium, underwriting costs, brokerage commissions, and other fees and expenses related thereto, shall be borne by the Purchaser at its sole cost and expense as a Purchaser Transaction Cost, and (ii) the R&W Insurance Policy shall expressly provide that the insurer shall not have, and shall waive, any and all rights of subrogation against the Company, the Company’s Subsidiaries, or any of their respective former, current or future directors, officers, employees, agents, or equityholders, except in the case of actual fraud. The Parties further agree to reasonably cooperate with the Purchaser in connection with the obtaining and placement of the R&W Insurance Policy, including by providing customary information and access to the extent reasonably requested by the Purchaser or the insurer.

Section 6.20 PIPE Investment. The Purchaser shall use its reasonable best efforts to satisfy or cause to be satisfied the conditions of the closing obligations contained in any PIPE Subscription Agreements and consummate the transactions contemplated thereby, including using its reasonable best efforts to enforce its rights, as applicable, under such PIPE Subscription Agreements to cause the other parties to such PIPE Subscription Agreement, as applicable, to pay to (or as directed by) the Purchaser the applicable purchase price under such PIPE Subscription Agreement in accordance with its terms. Unless otherwise approved in writing by each of the Purchaser and the Company, neither the Purchaser nor the Company shall, following execution of any PIPE Subscription Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate (the approval from the Purchaser or the Company, not to be unreasonably withheld, conditioned or delayed), any provision or remedy under, or any replacement of, such PIPE Subscription Agreement, other than, in each case, any assignment or transfer contemplated in such PIPE Subscription Agreement or expressly permitted by such PIPE Subscription Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Each of the Purchaser and the Company, as applicable, shall give the other party prompt written notice: (a) of the receipt of any request from any other party to any PIPE Subscription Agreement for an amendment to, modification of, supplement to, waiver under or termination of such PIPE Subscription Agreement; (b) of any breach or default to the Knowledge of such Party that (or any event or circumstance that, to the Knowledge of such party, with or without notice, lapse of time or both) would give rise to any breach or default, by any party to any PIPE Subscription Agreement; (c) of the receipt by such Party of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any PIPE Subscription Agreement by another party to such PIPE Subscription Agreement; and (d) if such Party does not expect to receive all or any portion of the applicable purchase price under any PIPE Subscription Agreement in accordance with its terms.

Section 6.21 Redemption. In connection with the Purchaser Shareholders’ Meeting, the Purchaser agrees that it shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect at least two (2) Business Days prior to the Purchaser Shareholders’ Meeting to have their Purchaser Class A Ordinary Shares redeemed for cash, as required by the Cayman Purchaser Articles, in the Redemption. Subject to receipt of the Purchaser Shareholder Approval, the Purchaser shall, at the Effective Time, carry out the Redemption by using the proceeds then held in the Trust Account to redeem the Purchaser Class A Ordinary Shares of holders who have properly exercised their right to redemption in accordance with the Cayman Purchaser Articles and the Domesticated Purchaser Charter.

Section 6.22 Intentionally Omitted.

Section 6.23 Adoption of Proxy Statement/Registration Statement. Within one (1) Business Day after the Closing Date, the post-Domestication Purchaser, as the successor to the pre-Domestication Purchaser, shall file a post-effective amendment to the Proxy Statement/Registration Statement pursuant to Rule 414(d) of the Securities Act.

Section 6.24 Compliance. Within one hundred and twenty (120) days following the Closing, the Purchaser will implement a compliance program, including the adoption and implementation of adequate risk-based policies and procedures reasonably designed in accordance with industry best practices and applicable published U.S. governmental guidance, including U.S. Department of Justice guidance on corporate compliance programs, to ensure compliance with (a) applicable Anti-Bribery Laws, including the internal-controls provisions imposed on issuers by the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) the False Claims Act, (c) applicable federal and state Anti-Kickback Laws, including the Anti-Kickback Statute and (d) Sanctions Laws and International Trade Laws.

Section 6.25 Employment Agreements. The Company and the Purchaser shall use commercially reasonable efforts to cause each of the individuals listed on Section 6.25 of the Company Disclosure Letter to enter into an employment agreement between each such individual and the Purchaser (or a Subsidiary thereof), in each case, to become effective as of the Closing, and upon terms to be agreed to by the Company, the Purchaser and such individual prior to the effectiveness of the Proxy Statement/Registration Statement.

Section 6.26 Transaction Support Agreement; Company Stockholder Approval.

(a) As promptly as reasonably practicable (and in any event within ten (10) Business Days) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to Purchaser the Transaction Support Agreements duly executed by each Supporting Company Stockholder.

(b) As promptly as reasonably practicable after the Proxy Statement/Registration Statement is declared effective under the Securities Act, the board of directors of the Company shall (i) obtain the Company Stockholder Approval by written consent of the Company Stockholders or, if required by the Company’s Organizational Documents or the DGCL, at a meeting of the Company’s Stockholders, in each case in accordance with the Company’s Organizational Documents and the DGCL, and (ii) deliver evidence of such approval to the Purchaser. The Company shall, through its board of directors, recommend to the Company Stockholders the adoption and approval of this Agreement in accordance with the Company’s Organizational Documents and the DGCL (the “Company Board Recommendation”). The board of directors of the Company shall not change, withdraw, withhold, qualify or modify or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (in each case, a “Company Board Recommendation Change”) for any reason.

Section 6.27 NRC Communications. During the Interim Period, the Company agrees to keep Purchaser reasonably apprised of the status of matters relating to the NRC’s review of the Company’s activities by furnishing Purchaser with copies of material notes, inspections, audit requests and other material communications received by the Company from the NRC and upon reasonable request by Purchaser. Further, upon reasonable request by Purchaser, the Company shall provide oral summaries of material meetings (including via teleconference or videoconference) between the Company and the NRC. Any such disclosures or provisions of information by the Company pursuant to this Section 6.27 may be redacted, withheld or made on an outside-counsel-only basis to the extent required under applicable Law or as appropriate to protect attorney-client or other privileged information or confidential business information.

Section 6.28 Domestication and Post-Closing Organizational Documents; Capital Stock. Prior to the Purchaser Shareholders’ Meeting, the Purchaser and the Company shall agree upon proposed forms of the following Organizational Documents of the Purchaser for consideration at the Purchaser Shareholders’ Meeting in connection with the Transaction Proposals: (a) the certificate of corporate domestication, including, as an attachment thereto, the initial certificate of incorporation of the domesticated Purchaser (which, to the extent applicable, shall be based upon, and as consistent as practicable with, the Cayman Purchaser Articles, mutatis mutandis), to effect the Domestication in accordance with the DGCL and this Agreement (collectively, the “Domesticated Purchaser Charter”); (b) the initial bylaws of the domesticated Purchaser (which, to the extent applicable, shall be based upon, and as consistent as practicable with, the Cayman Purchaser Articles, mutatis mutandis) upon the effectiveness of the Domestication in accordance with the DGCL and this Agreement (the “Domesticated Purchaser Bylaws”); (c) the amended and restated certificate of incorporation of the domesticated Purchaser (the “Post-Closing Charter”); and (d) the amended and restated bylaws of the domesticated Purchaser (the “Post-Closing Bylaws”).

Section 6.29 Surviving Company Name Change. At or prior to the Effective Time, but following the Purchaser Shareholders’ Meeting, the Surviving Company shall take all necessary corporate actions, including amending its certificate of incorporation and making all required filings with the Secretary of State of the State of Delaware, to change its name to “Hadron Energy Operating Company Inc.”, and the Parties shall cooperate in good faith in connection therewith.

Section 6.30 Purchaser Name Change at Closing. The Purchaser shall take all necessary corporate actions, including amending its certificate of incorporation and making all required filings with the Secretary of State of the State of Delaware, to change its name to “Hadron Energy, Inc.”, effective as soon as practicable following the Effective Time.

Article VII

CLOSING CONDITIONS

Section 7.01 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval and the Company Stockholder Approval shall have been obtained.

(b) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing, and no stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) Applicable Exchange Listing. The shares of Domesticated Purchaser Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on the Applicable Exchange subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Common Stock (provided that such condition shall not apply to the extent the shares of Domesticated Purchaser Common Stock have not been conditionally approved for listing due to a failure to meet any “market value of publicly held securities” or similarly titled requirement as a result of the Company not permitting a sufficient number of shares of Domesticated Purchaser Common Stock to be issued to non-Affiliates pursuant to Section 2.02 to be excluded from lock-up or other contractual restriction).

(e) HSR Act and other Antitrust laws Approvals. The applicable waiting period (and any extensions thereof) under the HSR Act and any other Antitrust Laws shall have expired or have been terminated and any approval required under any other Antitrust Laws shall have been obtained.

(f) Debt-Free Status. As of the Closing, the Company shall have no outstanding Indebtedness for borrowed money, and all current debts, if any, shall have been paid in full, discharged, or otherwise satisfied or cancelled prior to the Closing, such that the Company’s balance sheet as of the Closing reflects no indebtedness for borrowed money, other than (i) trade payables and accrued expenses incurred in the ordinary course of business, and (ii) as otherwise agreed in writing by the Purchaser.

Section 7.02 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.01, the obligations of the Company to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser and Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Purchaser Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Agreements and Covenants. The Purchaser and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Domestication. The Domestication shall have been completed as provided in Section 1.01 and a time-stamped copy of the Domesticated Purchaser Charter issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) Trust Account. The Purchaser shall have made appropriate arrangements to have the net proceeds remaining in the Trust Account (after giving effect to all Redemptions) available to Purchaser at the Closing.

(f) Net Tangible Assets. After giving effect to the Transactions (including any PIPE Investment) the Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

(g) Minimum Cash. As of the Closing, the Available Closing SPAC Cash shall not be less than $20,000,000.

(h) Board Appointments. All action shall have been taken such that the board of directors of the Purchaser as of immediately following the Closing shall be constituted of the directors contemplated by Section 6.18.

(i) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s and Merger Sub’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication) and (B) the resolutions of the Purchaser’s and Merger Sub’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions.

(iii) Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company:

(A) a copy of the Registration Rights Agreement, duly executed by the Purchaser and the Sponsor.

Section 7.03 Conditions to Obligations of the Purchaser and Merger Sub. In addition to the conditions specified in Section 7.01, the obligations of the Purchaser and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where available) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants (except for the requirement to provide the PCAOB Financial Statements and the Interim Financial Statements by the deadlines specified in Section 6.04) under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Company, since the date of this Agreement that is continuing.

(d) Nuclear Regulatory Commission. The Company shall have not received from the NRC any formal written communication that would (i) have a material and adverse impact on the ability of the Company, to consummate the Merger, or (ii) prevent the Company from continuing their regulatory engagement with the NRC.

(e) Amendment and Conversion of Company SAFEs. All outstanding Company SAFEs shall have been amended and converted into shares of Company Common Stock in accordance with Section 2.02(b), and no Company SAFEs shall remain outstanding as of immediately prior to the Effective Time.

(f) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing) and (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Transactions.

(iii) The Company shall have delivered, or caused to be delivered, to the Purchaser:

(A) a copy of the Registration Rights Agreement, duly executed by the Restricted Company Securityholders;

(B) a properly completed and duly executed IRS Form W-9 or IRS Form W-8 of the applicable series from each Company Stockholder; provided, that failure to deliver the requisite tax forms shall not affect satisfaction of the conditions to closing, rather only the timing of the issuance of the Per Share Merger Consideration to Company Stockholders who have failed to return the requisite tax forms;

(C) a copy of the Lock-Up Agreement, duly executed by each of the Company Stockholders;

(D) a certificate of good standing for the Company, dated no earlier than thirty (30) days prior to the Closing Date; and

(E) a copy of each Company SAFE Amendment, duly executed by the Company and the holders of Company SAFEs sufficient to give effect thereto with respect to all Company SAFEs.

Section 7.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII

TERMINATION AND EXPENSES

Section 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by the Company if there has been a Modification in Recommendation or by the Purchaser if there has been a Company Board Recommendation Change;

(c) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by April 30, 2026 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.01(c) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.

(d) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(d) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(e) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser or Merger Sub shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if at such time the Company is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 20 days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Purchaser is in material uncured breach of this Agreement;

(g) by written notice by either the Purchaser or the Company, if the Purchaser Shareholders’ Meeting has been held (including any adjournment or postponement thereof), has concluded, the Purchaser Shareholders have duly voted, and the Purchaser Shareholder Approval was not obtained; or

(h) by written notice by the Purchaser to the Company, if (i) all the conditions set forth in Section 7.01 and Section 7.02 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Company fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Purchaser shall have irrevocably confirmed in writing to the Company that it is ready, willing and able to consummate the Closing and (iv) the Company fails to effect the Closing within ten (10) Business Days following delivery of such confirmation;

(i) by written notice by the Company to the Purchaser, if (i) all the conditions set forth in Section 7.01 and Section 7.03 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (ii) the Purchaser fails to consummate the Transactions on or prior to the day when the Closing is required to occur pursuant to Section 3.01, (iii) the Company shall have irrevocably confirmed in writing to the Purchaser that it is ready, willing and able to consummate the Closing and (iv) the Purchaser fails to effect the Closing within ten (10) Business Days following delivery of such confirmation; or

(j) by the Purchaser, if the Company does not (i) deliver to Purchaser a Transaction Support Agreement duly executed by each Supporting Company Stockholder in accordance with Section 6.26(a) on or prior to the Transaction Support Agreement Deadline or (ii) obtain the Company Stockholder Approval and deliver evidence thereof to the Purchaser in accordance with Section 6.26(b); provided that the right to terminate this Agreement on account of a failure to perform the actions or to deliver the deliverables required by clauses (i) or (ii) shall not be available if the Company performs the actions or delivers to Purchaser the deliverables required by clauses (i) and (ii) within five (5) Business Days of the Purchaser providing notice of its intent to terminate this Agreement on account of this Section 8.01(j).

Section 8.02 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 6.15, Section 6.16, Article IX, and this Section 8.02 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement, and such breaching Party shall indemnify, reimburse, defend and hold harmless the other Party and its Affiliates and Representatives from and against any and all losses, damages, claims, liens, costs and expenses (including reasonable and documented attorneys’ and other advisors’ fees) and other Liabilities directly or indirectly arising from or related to such breach (in each case of clauses (i) and (ii) above, subject to Section 9.15).

Article IX

MISCELLANEOUS

Section 9.01 No Survival. Except in the case of a Fraud Claim against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

Section 9.02 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by DocuSign or other electronic means (including email), unless the sender receives an automated undeliverable notice from the Purchaser or Company recipient notice Party, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice). Actual notice is effective notice for all purposes hereunder.

If to the Purchaser:	with a copy (which will not constitute notice) to:

GigCapital7 Corp.	DLA Piper LLP (US)
1731 Embarcadero Road, Suite 200	555 Mission Street, Suite 2400
Palo Alto, CA 94303	San Francisco, CA 94105
Attn: Dr. Avi Katz	Attn: Jeffrey C. Selman; John F. Maselli
Email: ***	Email: Jeffrey.Selman@us.dlapiper.com;
John.Maselli@us.dlapiper.com

If to the Company, to:	with a copy (which will not constitute notice) to:

Hadron Energy, Inc.	Duane Morris LLP
3 Twin Dolphin Drive, STE 260	901 New York Avenue N.W., Suite 700 East
Redwood City, CA 94065	Washington, DC 20001-4795
Attn: Samuel Gibson	Attn: Andy Tucker
Email: ***	Email: ATucker@duanemorris.com

Section 9.03 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 9.04 Third Parties. Except for the Persons granted the rights set forth in Section 6.19, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 9.05 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, provided that, for the avoidance of doubt, the Laws of the Cayman Islands shall also apply to and, as applicable, govern the Domestication.

Section 9.06 Jurisdiction. Any proceeding or Legal Proceeding based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Legal Proceeding arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 9.06.

Section 9.07 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 9.08 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

Section 9.09 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 9.10 Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company. Any Party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or managers or other equivalent body or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties (of another Party hereto) that are contained in this Agreement or (c) waive compliance by the other Parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

Section 9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser, its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract or document is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract or document to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract or document shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Section 9.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by DocuSign or other electronic transmission) in counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14 Legal Representation.

(a) Conflicts and Privilege.

(i) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (A) the Sponsor, the stockholders, shareholders or holders of other equity interests of the Purchaser or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Gig Group”), on the one hand, and (B) the Purchaser following the Closing, the Company and/or any member of the Hadron Group, on the other hand, any legal counsel, including DLA Piper LLP (“DLA”), that represented the Purchaser and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Gig Group, in such dispute even though the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing), and even though such counsel may have represented the Purchaser in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser and/or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the Transactions) between or among the Purchaser, the Sponsor and/or any other member of the Gig Group, on the one hand, and DLA, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Gig Group after the Closing, and shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser or the Company.

(ii) The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (A) the stockholders, shareholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Hadron Group”), on the one hand, and (B) the Company (following the Closing) and/or any member of the Gig Group, on the other hand, any legal counsel, including Duane Morris LLP (“DM”) that represented the Company prior to the Closing may represent any member of the Hadron Group in such dispute even though the interests of such Persons may be directly adverse to the Company (following the Closing), and even though such counsel may have represented the Purchaser and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns (including, after the Closing), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Ancillary Document or the Transactions) between or among the Company and/or any member of the Hadron Group, on the one hand, and DM, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions. Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(iii) DM has represented the Hadron Group and the Company with respect to the Transactions. All Parties recognize the commonality of interest that exists and will continue to exist until the Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, the Gig Group and, following the Closing, the Company, agree that they shall not, and shall cause their Affiliates not to, seek to have DM be disqualified from representing (a) any member of the Hadron Group in connection with any dispute that may arise between such parties and the Gig Group or the Company or (b) the Purchaser or the Company in connection with any dispute that may arise between such parties and the members of the Hadron Group.

Section 9.15 Waiver of Claims Against Trust. The Company acknowledges that the Purchaser is a special purpose acquisition company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, its public shareholder and the underwriters of the Purchaser’s initial public offering. The Company acknowledges that it has been advised by the Purchaser that, except with respect to interest earned on the funds held in the Trust Account that may be released to the Purchaser to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only: (a) if the Purchaser completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (b) if the Purchaser fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to the Purchaser in limited amounts to permit the Purchaser to pay the costs and expenses of its liquidation and dissolution, and then to the Purchaser Shareholders; and (c) if the Purchaser holds a shareholder vote to amend the Cayman Purchaser Articles to modify the substance or timing of the obligation to redeem 100% of the Purchaser Class A Ordinary Shares if the Purchaser fails to complete a Business Combination within the allotted time period or to otherwise modify any other material provision of the Cayman Purchaser Articles relating to its shareholders’ rights or its pre-initial Business Combination activity, then for the redemption of any Purchaser Ordinary Shares properly tendered in connection with such vote. For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself, its Affiliates and its and their respective Representatives, hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom to the Purchaser’s public shareholders for any reason whatsoever; provided, that (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for the Purchaser to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the redemptions and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account other than to the Purchaser’s public shareholders and any assets that have been purchased or acquired with any such funds).

Section 9.16 Company Disclosure Letter. The Company Disclosure Letter (including, any section thereof) referenced herein is a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter (including, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Company Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Letter. Certain information set forth in the Company Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 9.17 Transferred Information.

(a) Each Party acknowledges and confirms that the personal information disclosed or conveyed from one Party to the other (the “Transferred Information”) is necessary for the purposes of determining if the Parties hereto will proceed with the Transactions, and that the disclosure of Transferred Information relates solely to the completion of the Transactions.

(b) In addition to its other obligations hereunder, the recipient of personal information covenants and agrees to:

(i) prior to the completion of the Transactions, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the Transactions, including for the purpose of determining to complete the Transactions;

(ii) after the completion of the Transactions, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the Transactions unless (i) the recipient of the personal information has first notified such individual of such additional purpose, and where required by applicable Law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by applicable Law, without notice to, or consent from, such individual; and

(iii) where required by applicable Law, promptly notify the individuals to whom the Transferred Information relates that the Transactions has taken place and that the Transferred Information has been disclosed to the recipient of the personal information.

Article X

DEFINITIONS

Section 10.01 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Proposal” has the meaning specified in Section 6.06(a).

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Domesticated Purchaser Common Stock” means the number of shares of Domesticated Purchaser Common Stock equal to the quotient of: (a) the Public Company (Pre-Capital Raise) Valuation; divided by (b) the Per Share Price.

“Aggregate Merger Consideration” means the number of shares of Domesticated Purchaser Common Stock equal to the difference of: (a) the Aggregate Domesticated Purchaser Common Stock; minus (b) 13,333,333 shares of Domesticated Purchaser Common Stock; provided, however, that if the Company has any Indebtedness outstanding as of the Closing, the Aggregate Merger Consideration shall be further reduced by a number of shares of Domesticated Purchaser Common Stock equal to the amount of such Indebtedness divided by the Per Share Price (rounded down to the nearest whole share).

“Agreement” has the meaning specified in the Preamble.

“Alternative Transaction” has the meaning specified in Section 6.06(a).

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the Transactions, in each case to be executed and delivered on the date hereof or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter).

“Anti-Bribery Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010, and any rules or regulations promulgated thereunder; the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable Laws relating to bribery or corruption in any governing jurisdiction.

“Antitrust Laws” has the meaning specified in Section 6.09(b).

“Applicable Exchange” means Nasdaq or the NYSE, as applicable.

“Audited Company Financials” has the meaning specified in Section 4.06(a).

“Available Closing SPAC Cash” means an amount in Cash equal to (a) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with the Redemption and any excise tax payable by SPAC pursuant to Section 6.10, but prior to giving effect to payment of Company Transaction Costs and Purchaser Transaction Costs), plus (b) the net proceeds of any PIPE Investment, plus (c) the net proceeds of any other financing, investment, or cash funding received by the Purchaser prior to or at the Closing (other than the Trust Account and PIPE Investment).

“Business Combination” has the meaning specified in Article 1.1 of the Cayman Purchaser Articles as in effect on the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California or, for so long as the Purchaser remains domiciled in Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), and any amendment thereof, successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect thereto by any Governmental Authority.

“Cash” means cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts, excluding, amounts subject to outstanding checks or wires and any amounts held in escrow, in each case calculated in accordance with GAAP.

“Cayman Companies Act” has the meaning specified in the Recitals.

“Cayman Purchaser Articles” means the memorandum and articles of association of the Purchaser, as then currently in effect.

“Cayman Purchaser Private Placement Warrants” means the warrants to purchase Purchaser Class A Ordinary Shares, at an initial exercise price of $11.50 per share, purchased by the Sponsor concurrently with the IPO.

“Cayman Purchaser Public Warrants” means the warrants to purchase Purchaser Class A Ordinary Shares, at an initial exercise price of $11.50 per share, included in the Cayman Purchaser Units sold in the IPO.

“Cayman Purchaser Units” means the units of the Purchaser sold in the IPO, consisting of one (1) Purchaser Class A Ordinary Share and one (1) redeemable warrant to purchase a Purchaser Class A Ordinary Share at an initial exercise price of $11.50 per share.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Cayman Islands Registrar of Companies.

“Certificate” means a certificate representing shares of Company Common Stock.

“Certificate of Merger” has the meaning specified in the Recitals.

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Closing Filing” has the meaning specified in Section 6.15(b).

“Closing Press Release” has the meaning specified in Section 6.15(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Company” has the meaning specified in the Preamble.

“Company Benefit Plan” means any and all compensation, deferred compensation, executive compensation, incentive compensation, commission, equity purchase or other equity-based compensation plan, retention, severance or termination, holiday, vacation or other paid time off or bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, policy, agreement, commitment or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, consultant, independent contractor, or other service provider of the Company or with respect to which the Company has any actual or contingent Liability.

“Company Board Recommendation” has the meaning specified in Section 6.26(b).

“Company Board Recommendation Change” has the meaning specified in Section 6.26(b).

“Company Certificate of Incorporation” means the Certificate of Incorporation of the Company, as then currently in effect.

“Company Closing Certificate” has the meaning specified in Section 3.02(b).

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of their respective Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fully Diluted Capital” means the sum (without duplication) of the aggregate number of (a) shares of Company Common Stock (other than Company Restricted Shares) that are issued and outstanding immediately prior to the Effective Time assuming and after giving effect to the amendment and conversion of all Company SAFEs pursuant to Section 2.02(b), (b) Company Restricted Shares that are issued and outstanding immediately prior to the Effective Time, and (c) all shares of Company Common Stock issuable upon full exercise of all Company Options outstanding as of immediately prior to the Effective Time (calculated using the treasury method of accounting on a cashless exercise basis).

“Company Incentive Plan” means the Hadron Energy, Inc. 2024 Equity Incentive Plan, approved by the board of directors of the Company.

“Company IP” means all Owned Intellectual Property and all other Intellectual Property that is licensed or purported to be licensed, used or held for use by the Company.

“Company IP Licenses” means any and all Intellectual Property inbound and outbound licenses, sublicenses and other agreements or permissions that the Company is party to or is otherwise authorized to use or practice any Intellectual Property under.

“Company Leased Real Properties” has the meaning specified in Section 4.17(b).

“Company Material Adverse Effect” means any change, event or circumstance (collectively, “Events”), that (i) has had, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business, banking, financial or securities markets conditions generally, including any disruption thereof and any decline in the price of any security or any market index, (c) the taking of any action required by this Agreement or any Ancillary Document, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company, (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of, the Purchaser; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company, relative to similarly situated companies in the industry in which the Company conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company, relative to similarly situated companies in the industry in which the Company conduct their respective operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Options” means the options to purchase shares of Company Common Stock, including options granted pursuant to the Company Incentive Plan.

“Company Permits” has the meaning specified in Section 4.11.

“Company Real Property Leases” has the meaning specified in Section 4.17(b).

“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company Restricted Share Award” means an award of Company Restricted Shares.

“Company Restricted Shares” means shares of Company Common Stock issued pursuant to an award of restricted stock that is, as of immediately prior to the Closing Date, subject to a substantial risk of forfeiture and is not transferable (under Section 83 of the Code and determined by disregarding the effects of the Transactions).

“Company RSAs” has the meaning specified in Section 4.03(d).

“Company SAFE Amendment” has the meaning specified in Section 2.02(b).

“Company SAFEs” means, collectively, all Simple Agreements for Future Equity (SAFEs) issued by the Company and outstanding immediately prior to the Effective Time.

“Company Securities” means, collectively, the Company Common Stock (including the Company Restricted Shares), the Company SAFEs, the Company Options, and all other shares, warrants and other securities of the Company.

“Company Software” means any and all Software which the Company owns or purports to own, in whole or in part.

“Company Stockholder Approval” has the meaning specified in Section 4.02.

“Company Stockholders” means, collectively, the holders of shares of Company Common Stock as of any determination time prior to the Effective Time.

“Company Transaction Costs” means all fees, costs and expenses of the Company, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), or on the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are either payable solely as a result of the consummation of the Transactions or other action that has occurred prior to the Closing, or payable before (to the extent unpaid), or on the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all reasonable and documented professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions; (d) any fees or other amounts charged by any Governmental Authorities relating to any required filing or application by the Company or the Purchaser under Antitrust Laws pursuant to Section 6.09(b); and (e) all filing fees payable to the SEC in connection with the Proxy Statement/Registration Statement pursuant to Section 6.13(a)(i); but excluding any amounts paid or payable by the Purchaser hereunder.

“Consent” means any consent, approval, waiver, clearance, authorization, action, non-action, or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all Company IP Licenses and other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Copyleft Terms” has the meaning specified in Section 4.14(e).

“Copyrights” has the meaning set for in the definition of “Intellectual Property”.

“Data Protection Law” means all applicable Law, regulations, directives or binding guidance, as amended, from time to time, contractual obligations, self-regulatory standards, written policies, notices related to privacy, security, data breach notification, consumer protection, data protection or Processing of Personal Data (including Laws of jurisdictions where Personal Data was collected or Processed), including, but not limited to, the Federal Trade Commission Act, The Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (CAN-SPAM Act), California Consumer Privacy Act (CCPA) and similar Law, the Telephone Consumer Protection Act (TCPA), the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the EU General Data Protection Regulation (GDPR), Federal Data Protection Act of 19 June 1992 (Switzerland), the GDPR as amended and incorporated into UK Law under the UK European Union (Withdrawal) Act 2018 (UK GDPR) and Data Protection Act 2018, and EU or EU Member state Laws, state data security Laws, unfair or deceptive trade practices Laws, biometric, State Social security number protection Laws, data breach notification Laws, the rules, regulations, bylaws, standards, policies, and procedures of payment card associations, including with respect to the processing of payment card information, the Payment Card Industry Data Security Standards and the Payment Application Data Security Standards, and any Law concerning requirements for website and mobile applications, privacy policies and practices, data or web scraping, cybersecurity disclosures, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and email marketing).

“D&O Indemnified Party” has the meaning specified in Section 6.19(a).

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letter” means the Company Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 2.04.

“DLA” has the meaning specified in Section 9.14(a)(i).

“DM” has the meaning specified in Section 9.14(a)(ii).

“Domesticated Purchaser Bylaws” has the meaning specified in Section 6.28.

“Domesticated Purchaser Charter” has the meaning specified in Section 6.28.

“Domesticated Purchaser Class B Common Stock” means, following the Domestication, Class B common stock of the Purchaser, par value $0.0001 per share.

“Domesticated Purchaser Common Stock” means, following the Domestication, common stock of the Purchaser, par value $0.0001 per share.

“Domesticated Purchaser Voting Stock” means any capital stock or other voting security of Purchaser that entitles the holder thereof to cast, at all meetings of the stockholders of Purchaser to which the holders of Domesticated Purchaser Common Stock are entitled to vote and, if applicable, with respect to any written consents sought by Purchaser from the holders of Domesticated Purchaser Common Stock, a number of votes calculated by aggregating the number of shares of Domesticated Purchaser Common Stock as of the record date determining stockholders entitled to vote.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Draft Company Financials” has the meaning specified in Section 4.06(a).

“Effective Time” has the meaning specified in Section 1.02(a).

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the environment, (c) natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (d) pollution, or (e) Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et seq., the Resource Conservation and Recovery Act, 42 USC §6901 et seq., the Toxic Substances Control Act, 15 USC §2601 et seq., the Federal Water Pollution Control Act, 33 USC §1251 et seq., the Clean Air Act, 42 USC §7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC §136 et seq., the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC §2641 et seq., the Safe Drinking Water Act, 42 USC §300f et seq., the Oil Pollution Act of 1990, 33 USC §2701 et seq., and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 4.21(a).

“Equity Incentive Plan” has the meaning specified in Section 6.14(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) which together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning specified in Section 2.03(a).

“Exchange Ratio” means the quotient of: (a) the Aggregate Merger Consideration; divided by (b) the Company Fully Diluted Capital.

“Excluded Share” has the meaning specified in Section 2.02(a)(i).

“Extension” has the meaning specified in Section 6.03(a).

“Federal Securities Law” has the meaning specified in Section 6.07.

“Fraud Claim” means any claim for deliberate fraud as defined under the common law of the State of Delaware by a Party to this Agreement, in the making of a statement of material fact in the express representations and warranties set forth in Article IV or Article V of this Agreement, as applicable, and not with respect to any other matter and will only be found to exist if such Party is finally determined, by a court of competent jurisdiction, to have committed deliberate fraud with the specific intent to deceive another Party and finds that such Party made: (a) a false representation of material fact; (b) with actual Knowledge (as opposed to constructive, imputed or implied knowledge) that such representation is false; (c) with a specific intention to induce the Party to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that Party, in justifiable reliance upon such false representation, to take or refrain from taking action; and (e) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, a Fraud Claim does not and shall not include any constructive fraud, equitable fraud, promissory fraud, unfair dealings fraud or any tort (including fraud) based on recklessness or negligence. Fraud by a Person shall not be imputed to any other Person.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Gig Group” has the meaning specified in Section 9.14(a)(i).

“Government Contract” means any Contract (including any prime contract, subcontract, grant, cooperative agreement, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order or other arrangement of any kind in writing) entered into by the Company with any Governmental Authority or with any prime contractor or upper-tier subcontractor relating to a Contract where any Governmental Authority is a party thereto by which the Company has agreed to provide goods or services (including one or more licenses) to such Governmental Authority, prime contractor, or upper-tier subcontractor or to any third party (including the public) on behalf of such Governmental Authority, prime contractor or upper-tier subcontractor.

“Governmental Authority” means any federal, state, municipal, local or other foreign or domestic governmental, quasi-governmental, or administrative body, instrumentality, department or agency, any court, tribunal, administrative hearing body, arbitrator or arbitration panel, commission, or other similar dispute-resolving panel or body, or any government-owned entity.

“Hadron Group” has the meaning specified in Section 9.14(a)(ii).

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed, classified or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, “toxic chemical”, or “waste” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including oil, petroleum, petroleum products and by-products, petroleum breakdown products, asbestos, radioactive materials, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation and per- and polyfluoroalkyl substances.

“Holders” means the Persons set forth on Section 1.1(a) of the Company Disclosure Letter.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien securing debt for borrowed money on any property of such Person (other than Permitted Liens), (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with the prepayment of any Indebtedness of such Person, (i) with respect to the Company, all liabilities and obligations (including attorneys’ fees, penalties, taxes, fines, assessments and other expenses) arising (or that would reasonably be expected to arise) out of, in relation to, or in connection with, the matters set forth on Section 10-B of the Company Disclosure Letter, and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnification Obligation” has the meaning specified in Section 6.19(b).

“Insurance Policies” has the meaning specified in Section 4.23(a).

“Intellectual Property” means any and all intellectual or proprietary property and all rights, title, and interest therein or thereto arising anywhere in the world, including all United States, international and foreign: (a) patents and patent applications, patent improvements, disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, substitutions, reexaminations, reissues or foreign counterparts of any of the foregoing (“Patents”); (b) all trade names, trade dress, trademarks, service marks, slogans, logos, and any other similar identifiers of source of origin, including all goodwill associated therewith, together with all registrations and applications relating thereto (“Trademarks”); (c) all internet domain name registrations; (d) all social media usernames, handles, and accounts (“Social Media Accounts”); (e) copyrights (whether registered or unregistered), original works of authorship, copyrightable works and subject matter, together with all registrations and applications relating thereto (“Copyrights”); (f) all proprietary databases and data; (g) all industrial designs and any registrations and applications therefor throughout the world; (h) Trade Secrets; (i) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (j) rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world; (k) any and all other intellectual or industrial property rights protectable by applicable Law in any jurisdiction; and (l) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals.

“Interim Financial Statements” has the meaning specified in Section 6.04(b).

“Interim Period” has the meaning specified in Section 6.01(a).

“Interim Period Option Issuance” has the meaning specified in Section 6.03(b)(a)(ii).

“International Trade Laws” means any laws or regulations governing the import, export, reexport, release, brokering, or transfer of goods, software, technology, technical data, and services, including, without limitation, the U.S. export control laws and regulations administered and enforced by the U.S. Departments of Commerce and State and the import and customs laws administered and enforced by the U.S. Departments of Homeland Security, Commerce, and U.S. Customs and Border Protection. For the avoidance of doubt, the term “International Trade Law” includes anti-boycott laws, to the extent applicable, the Export Control Reform Act (“ECRA”), the Export Administration Regulations (“EAR”), the Arms Export Control Act (“AECA”), the International Traffic in Arms Regulations (“ITAR”), the International Emergency Economic Powers Act (“IEEPA”), the Trading with the Enemy Act (“TWEA”), the U.S. Customs laws and regulations, the Foreign Asset Control Regulations (“OFAC”), or other Applicable Law regulating the development, commercialization or export of technology.

“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of August 29, 2024 (File No. 333-280015).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, automated networks and control systems, cloud computing arrangements, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation, in each case, owned or leased by, licensed to, or used by the Company in the conduct of their respective businesses.

“JOBS Act” has the meaning specified in Section 5.06(f).

“Knowledge” means, with respect to (a) the Company, the actual knowledge, after reasonable inquiry of such Person’s direct reports, of the individuals set forth on Section 10-A of the Company Disclosure Letter and (b) the Purchaser, the actual knowledge, after reasonable inquiry, of Dr. Avi S. Katz.

“Lock-Up Agreement” has the meaning specified the Recitals.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or examination, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 2.03(b).

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due).

“Lien” means any mortgage, deed of trust, pledge, security interest, attachment, right of first refusal, right of first offer, option, proxy, voting trust, license, encumbrance, easement, covenant, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Current Government Contract” has the meaning specified in Section 4.10.

“Merger” has the meaning specified in the Recitals.

“Merger Sub” has the meaning specified in the Preamble.

“Modification in Recommendation” has the meaning specified in Section 6.13(b).

“Nasdaq” means the Nasdaq Stock Market LLC.

“NRC” means the United States Nuclear Regulatory Commission or any successor agency that regulates civilian nuclear energy activities in the United States.

“Nuclear Laws” means the Atomic Energy Act of 1954, as amended, and the relevant NRC implementing regulations.

“NYSE” means the New York Stock Exchange.

“OFAC” has the meaning specified in Section 4.25(b).

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions with an annual cost of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.13(a)(i).

“Open Source Software” means any code or software governed by any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Original Registration Rights Agreement” means the Registration Rights Agreement, dated as of August 28, 2024, by and among the Purchaser, the Sponsor and the other parties thereto.

“Other Indemnitors” has the meaning specified in Section 6.19(b).

“Outside Date” has the meaning specified in Section 8.01(c).

“Owned Intellectual Property” means any and all Intellectual Property which the Company owns (or purports to own), in whole or in part, and includes the Company Software and all Company Registered IP.

“Party(ies)” has the meaning specified in the Preamble.

“Patents” has the meaning specified in the definition of “Intellectual Property”.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“PCAOB Financial Statements” has the meaning specified in Section 6.04(a).

“Per Share Merger Consideration” has the meaning specified in Section 2.01.

“Per Share Price” means $10.59 per share, which represents the agreed reference price per share of Purchaser Class A Ordinary Shares, as quoted by Nasdaq contemporaneously with the execution and delivery of this Agreement, and increased based on the anticipated interest payable to the Trust Account prior to the Closing, for purposes of calculating the Aggregate Domesticated Purchaser Common Stock.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) zoning, entitlement, environmental or conservation restrictions and other land use and environmental regulations imposed by Governmental Authorities which, to the Knowledge of the Company, are not violated in any material respects; (d) non-monetary Liens of record, so long as such matters do not materially interfere with or detract from the Company’s ability to conduct its business at such property; (e) all matters that would be disclosed on an accurate survey of the Company’s real property; (f) Liens incurred or deposits made in the ordinary course of business in connection with social security; (g) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business; (h) Liens arising under this Agreement or any Ancillary Document; (i) non-exclusive licenses of Owned Intellectual Property granted to customers, vendors or service providers in the ordinary course of business; or (i) Liens disclosed in Section 4.03(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means any data or information relating to an identified or identifiable natural individual or household, including, but not limited to, name, address, phone number, job title, employee identification numbers, email address, Social Security number or other government identification number (including state identification number, tax identification number, driver’s license number, or passport number), geolocation and location information, biometric data, medical or health information, birthdates, financial information, unique identifiers, and web or mobile browsing or usage information that is linked to the foregoing MAC addresses, IP addresses, unique device identifiers, serial numbers, serial numbers, account or authentication credentials, passwords, and any other data or information that is otherwise considered personally identifiable information, personal information, health data, sensitive data, personal data, or a similar term under Data Protection Requirement.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

“PIPE Investors” has the meaning specified in the Recitals.

“PIPE Subscription Agreements” has the meaning specified in the Recitals.

“Post-Closing Board” has the meaning specified in Section 6.18(a).

“Post-Closing Bylaws” has the meaning specified in Section 6.28.

“Post-Closing Charter” has the meaning specified in Section 6.28.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction.

“Proxy Statement” has the meaning specified in Section 6.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.13(a)(i).

“Public Certifications” has the meaning specified in Section 5.06(a).

“Public Company (Pre-Capital Raise) Valuation” means $1,200,200,000 (One Billion Two Hundred Million and Two Hundred Thousand United States Dollars).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Closing Certificate” has the meaning specified in Section 3.02(a).

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (a) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company.

“Purchaser Material Adverse Effect” means any Event, that, individually or when aggregated with other changes, events, or occurrences, has had a materially adverse effect on the business, assets, financial condition or results of operations of the Purchaser; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (a) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Purchaser or Merger Sub; (b) the taking of any action required by this Agreement or any Ancillary Document; (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate; (d) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (e) the Redemption; (f) any breach of any covenants, agreements or obligations of any investor in any PIPE Investment, under any agreement related to financing the Company or Purchaser (including any breach of such Person’s obligations to fund any amounts thereunder when required); (g) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Authority after the date of this Agreement; (h) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (i) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Purchaser Shareholder Approval” means the approval of (a) those Transaction Proposals identified in clauses (B) and (C) and of Section 6.13(b), in each case, by special resolution under Cayman Islands Law, being an affirmative vote of the holders of a majority of at least two-thirds (2/3) of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Cayman Purchaser Articles) at the Purchaser Shareholders’ Meeting, (b) those Transaction Proposals identified in clauses (A), (D) (F) and (G) of Section 6.13(b), in each case, by an ordinary resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a majority of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Cayman Purchaser Articles), and (c) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Cayman Purchaser Articles, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

“Purchaser Shareholders” means the holders of the Purchaser Ordinary Shares.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.13(b).

“Purchaser Transaction Costs” means all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation, execution and performance of this Agreement, the other Ancillary Documents and the consummation of the Transactions and the Extension, whether paid or unpaid prior to the Closing, including any and all reasonable and documented professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including: the cost and expense of the R&W Insurance Policy, including the premium, underwriting costs, brokerage commissions, and other fees and expenses related thereto, pursuant to Section 6.19(g).

“Redemption” has the meaning specified in the Recitals.

“Registration Rights Agreement” has the meaning specified in the Recitals.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” or “Released” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, migrating or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Legal Proceeding” means all actions to (a) investigate, clean up, remove, treat, or in any other way address any Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (d) correct or otherwise respond to a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Restricted Company Securityholders” has the meaning specified in the Recitals.

“R&W Insurance Policy” has the meaning specified in Section 6.19(g).

“Sanctioned Jurisdiction” has the meaning specified in Section 4.25(b).

“Sanctions Laws” means applicable trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (a) the United States (including without limitation the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations, (d) His Majesty’s Treasury, or (e) any country in which the Purchaser or the Company or any agent acting on behalf of the forgoing is performing activities.

“SDN List” has the meaning specified in Section 4.25(b).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Signing Filing” has the meaning specified in Section 6.15(b).

“Signing Press Release” has the meaning specified in Section 6.15(b).

“Software” means any and all software, firmware and computer programs and applications, including any and all source code, descriptions, schematics, specifications, flow charts, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, methodologies and other work product used in design, plan, organize and develop any of the foregoing, in each case of the foregoing whether in source code, executable or object code form, documentation related thereto including user manuals, user documentation, and training materials, filed, records and other work product related to any of the foregoing and all software modules, tools and databases and collections of data.

“Sponsor” means GigAcquisitions7 Corp., a Cayman Islands exempted company.

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Sponsor Support Agreement” has the meaning specified in the Recitals.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Supporting Company Stockholders” has the meaning specified in the Recitals.

“Surviving Company” has the meaning specified in the Recitals.

“Surviving Company Share” has the meaning specified in Section 1.02(d).

“Tax Act” means the Income Tax Act, RSC 1985, c1 (5th Supp).

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed (or provided to a payee) in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, escheat or unclaimed property, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority.

“Top Customers” has the meaning specified in Section 4.24(a).

“Top Suppliers” has the meaning specified in Section 4.24(b).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning set for in the definition of “Intellectual Property”.

“Transaction Proposals” has the meaning specified in Section 6.13(b).

“Transaction Support Agreement” means that certain Transaction Support Agreement, dated as of the date hereof (as it may be amended or supplemented from time to time), by and between the Purchaser, the Company and the Supporting Company Stockholder party thereto.

“Transaction Support Agreement Deadline” has the meaning specified in Section 6.26(a).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(c).

“Transferred Information” has the meaning specified in Section 9.17.

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Trust Account” means that certain trust account established pursuant to the Trust Agreement.

“Trust Agreement” has the meaning specified in Section 5.15.

“Trustee” has the meaning specified in Section 5.15.

“Warrant Agreement” means that certain Warrant Agreement, dated as of August 28, 2024, by and between the Purchaser and Continental, as warrant agent.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

THE PURCHASER:

GIGCAPITAL7 CORP.

By:	/s/ Dr. Avi Katz
Name:	Dr. Avi Katz
Title:	Chief Executive Officer

MERGER SUB:

MMR MERGER SUB, INC.

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer

{Signature Page to Business Combination Agreement}

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

THE COMPANY:

HADRON ENERGY, INC.

By:	/s/ Samuel Gibson
Name:	Samuel Gibson
Title:	Founder & CEO

{Signature Page to Business Combination Agreement}

EXHIBIT A

CERTIFICATE OF MERGER

of

MMR MERGER SUB, INC.

a Delaware corporation

with and into

HADRON ENERGY, INC.

a Delaware corporation

Pursuant to Section 251 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and in lieu of filing the agreement of merger, Hadron Energy, Inc., a Delaware corporation (the “Company”), in connection with the merger of MMR Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into the Company (the “Merger”), hereby certifies as follows:

FIRST: The names and states of incorporation of each of the constituent corporations to the Merger (the “Constituent Corporations”) are:

Name	State of Incorporation
Hadron Energy, Inc.	Delaware
MMR Merger Sub, Inc.	Delaware

SECOND: A Business Combination Agreement (the “Merger Agreement”), made and entered into as of September 27, 2025, by and among Merger Sub, the Company, and the other parties thereto, setting forth the terms and conditions of the merger of the Company with and into Merger Sub, has been approved, adopted, certified, executed, and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 251(c) of the DGCL.

THIRD: The Company shall be the surviving corporation after the Merger (the “Surviving Corporation”) and the name of the Surviving Corporation shall be Hadron Energy Operating Company Inc., a Delaware corporation.

FOURTH: The Certificate of Incorporation of the Company as in effect immediately prior to the Merger shall be amended and restated in its entirety to read as set forth in Exhibit A hereto, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

FIFTH: An executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

3 Twin Dolphin Drive, Ste 260

Redwood City, CA 94065

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SEVENTH:  That this Certificate of Merger and the Merger shall become effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be duly executed by an authorized officer on [●], 2026.

HADRON ENERGY, INC.

By:
Name:
Title:

[Signature Page to Certificate of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF HADRON ENERGY OPERATING COMPANY INC.

ARTICLE I

The name of the corporation is “Hadron Energy Operating Company Inc.” (the “Corporation”).

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at that address is The Corporation Service Company.

ARTICLE III

The Corporation’s purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (“DGCL”).

ARTICLE IV

The Corporation shall have authority to issue 100 shares of Common Stock, par value $0.01 per share (“Common Stock”).

ARTICLE V

1. The Corporation’s Board of Directors (the “Board of Directors”) is authorized to adopt, amend, alter, terminate, repeal, or waive any provision of the Corporation’s Bylaws, as amended (the “Bylaws”).

2. The Corporation’s business and affairs shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute, this Certificate of Incorporation, as amended (this “Certificate”), and the Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3. Election of directors need not be by written ballot, unless the Bylaws provide otherwise. The authorized number of the Corporation’s directors shall be determined in the manner set forth in the Bylaws.

4. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws provide.

5. The Corporation’s books may be kept outside the State of Delaware at such place or places as may be designated by the Board of Directors or pursuant to the Bylaws.

ARTICLE VI

1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the filing date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. No amendment, modification, termination, or repeal of this Section 1 shall adversely affect the rights and protection afforded to a director of the Corporation under this Section 1 for acts or omissions occurring prior to such amendment, modification, termination, or repeal.

2. The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the Corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, and to advance expenses for any Proceeding to the extent permitted by the DGCL. The Corporation shall have the power to enter into indemnification agreements in furtherance of the general powers granted hereunder. A right to indemnification or to advancement of expenses arising under a provision of this Certificate or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit, or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate. or the Bylaws, or (4) any action asserting a claim against the Corporation governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

Execution Version

EXHIBIT B

Transaction Support Agreement

TRANSACTION SUPPORT AGREEMENT, dated as of September 27, 2025 (this “Agreement”), by and among GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“GigCapital7”), and certain of the stockholders of Hadron Energy, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital7 (“Merger Sub”), and the Company have negotiated a Business Combination Agreement in the form attached hereto as Exhibit B (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of GigCapital7;

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Company Common Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to the Company’s and GigCapital7’s willingness to enter into the BCA and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. BCA Approved; Agreement to Vote. Each Stockholder, with respect to such Stockholder’s Shares, severally and not jointly, at any meeting of the Stockholders of the Company or at any adjournment thereof, and in any action by written consent of the Stockholders of the Company (which written consent shall be delivered promptly, and in any event within forty eight (48) hours, after the Company requests such delivery) or in any other circumstances upon which a vote, consent or other approval with respect to the BCA, the Merger or any other Transaction is sought, hereby agrees (i) that if a meeting is held, such Stockholder will appear at such meeting or otherwise cause its Shares to be counted as present at such meeting for purposes of establishing a quorum, (ii) agrees to vote all of the Shares held by such Stockholder at such time in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA, provided in all cases that no changes have been made in the BCA or in the Merger or related transactions or ancillary agreements under the BCA that are material to one or more of the Stockholders. Provided no changes are made in the BCA or in the Merger or related transactions or ancillary agreements under the BCA that are material to one or more of the Stockholders, each Stockholder, severally and not jointly, hereby agrees to vote at any meeting of the Stockholders of the Company or at any adjournment thereof, and to act by written consent of Company Stockholders or in any other circumstances upon which a vote, consent or other approval with respect to the BCA, the Merger or any other Transaction is sought, against any action, agreement, transaction or proposal that would cause a material breach of any covenant, representation, warranty or other obligation or agreement of the Company under the BCA or that would reasonably be expected, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purpose of, or prevent the Merger from being consummated, or that would result in a breach by the Company of, prevent or nullify any provision of the BCA, the Merger or any other Transaction or change in any manner the voting rights of any class of the Company’s share capital. Each Stockholder acknowledges receipt and review of a copy of the BCA.

2. Termination of Stockholder Rights. Subject to consummation of the Closing pursuant to the BCA, each Stockholder, severally and not jointly, hereby agrees that, if applicable to such Stockholder, any rights under Article V (Shares of Stock) and Article X (Right of First Refusal) of the Company’s Bylaws, and any rights under any letter agreement providing for redemption rights, put rights, purchase rights or similar rights not generally available to Stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company, shall terminate (and such Stockholder, without any further action, shall automatically and irrevocably release and waive any claim such Stockholder may have thereunder) immediately prior to the Closing under the BCA, and prior thereto such Stockholder shall not exercise such rights in any manner inconsistent with the BCA or otherwise reasonably likely to interfere with, delay, impede, frustrate or prevent the consummation of the Merger. For the avoidance of doubt, the Terminating Rights shall exclude any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms.

3. Transfer of Shares. Each Stockholder, severally and not jointly, agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, grant, transfer (including by gift, tender or exchange offer, merger or operation of law), create any lien or pledge, dispose of or otherwise encumber, hedge or utilize a derivative to transfer the economic interest in or enter into any Contract, option or other arrangement (including any profit sharing arrangement with respect to any of the foregoing of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules or regulations of the SEC promulgated thereunder, with respect to any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another Stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement; (c) enter into any contract, option or other arrangement or undertaking with respect to the direct acquisition or sale, assignment, transfer or other disposition of any Shares, except as set forth in the BCA or this Agreement; (d) publicly announce any intention to effect any transaction specified in clause (a) through (c), other than pursuant to the Merger; (e) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder; or (f) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations and warrants contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder; provided, that the foregoing shall not prohibit the transfer of the Shares to an affiliate of Stockholder, but only if such affiliate of such Stockholder shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

4. No Solicitation of Transactions. Each of the Stockholders, severally and not jointly, agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the BCA or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or knowingly assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Alternative Transaction in violation of the BCA. Each Stockholder shall, and shall direct his, her or its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Alternative Transaction (other than the transactions contemplated by the BCA) to the extent required by the BCA. If any Stockholder receives any inquiry or proposal with respect to an Alternative Transaction, then such Stockholder shall promptly (and in no event later than twenty-four (24) hours after such Stockholder becomes aware of such inquiry or proposal) notify such person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits such Stockholder from considering such inquiry or proposal.

5. Waiver of Dissenters’ Rights. Each of the Stockholders, severally and jointly, hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under the Delaware General Corporation Law and any other similar statute in connection with the Merger and the BCA.

6. New Shares. In the event that prior to the Merger (i) any Company shares or other securities are issued or otherwise distributed to a Stockholder pursuant to any stock dividend or distribution, or any change in the share capital of the Company by reason of any stock split-up, recapitalization, combination, exchange of shares or the like, (ii) a Stockholder acquires legal or beneficial ownership of any Company shares after the date of this Agreement, or (iii) a Stockholder acquires the right to vote or share in the voting of any Company shares after the date of this Agreement (together, the “New Securities”), the terms “Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged into.

7. Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to GigCapital7 as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if such Stockholder is an entity, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite the Stockholder’s name on Exhibit A free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind and has the sole power to vote and the right, power and authority to sell, transfer and deliver such Shares, other than pursuant and subject to: (i) this Agreement, (ii) applicable securities laws, and (iii) the Company’s certificate of incorporation and bylaws. Such Stockholder is not the registered owner of any Shares other than those set forth on Exhibit A.

(c) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder. No person not a signatory to this Agreement (or such signatory’s spouse for purposes of applicable community property laws) has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Stockholder is trust, the beneficiary(ies) thereof).

8. Termination. This Agreement and the obligations and liabilities of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Effective Time; (b) the termination of the BCA in accordance with its terms, (c) the effective date of a written agreement of the parties hereto terminating this Agreement and (d) any material breach by GigCapital7 of the BCA that is not fully cured within the time permitted by the BCA. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

9. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 9(b)):

If to GigCapital7, to:

GigCapital7 Corp. 1731 Embarcadero Road, Suite 200 Palo Alto, CA 94303
Attention:	Dr. Avi S. Katz, Executive Chairman of the Board and Chief Executive Officer
Dr. Raluca Dinu, Director
Email:	***,***
with a copy to:
DLA Piper LLP (US) 555 Mission Street Suite 2400 San Francisco, CA 94105
Attention:	Jeffrey Selman; John Maselli
Email:	***; ***

If to a Stockholder, to the address or email address set forth for such Stockholder on the signature page hereof.

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto except as permitted by Section 3.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(f) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

(g) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that he, she or it is not subject personally to the jurisdiction of the above-named courts, that his, her or its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

(h) This Agreement may be executed and delivered (including by email, DocuSign or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) At the request of GigCapital7, in the case of any Stockholder, or at the request of any Stockholder, in the case of GigCapital7, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to implement the provisions of this Agreement.

(j) Notwithstanding anything to the contrary herein, this Agreement may be amended by adding additional Stockholders of the Company (“Additional Stockholders”) as parties hereto, upon such Additional Stockholders executing and delivering to GigCapital7, a Joinder to the Transaction Support Agreement substantially in the form of Exhibit C hereto. Thereafter, each such Additional Stockholder shall, for all purposes, be a party hereto and all references to a “Stockholder” or the “Stockholders” herein shall thereafter also mean and refer to such Additional Stockholder, and such Additional Stockholder shall thereafter have the same rights, duties, liabilities and obligations as a Stockholder party hereto on the date hereof.

(k) This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by the Company, GigCapital7 and Merger Sub.

(l) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT HE, SHE OR IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(L).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GIGCAPITAL7 CORP

By:
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:
Name: Samuel Gibson
Title: Chief Executive Officer

Address:

Email: ***

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:
Name: Mark Kress
Title: Chief Financial Officer

Address:

Email: mkress@hadronenergy.com

EXHIBIT A

Stockholders of Record – Number of Shares

Stockholder of Record	Number of Shares
Samuel Gibson	900,000
Mark Kress	100,000

EXHIBIT B

Business Combination Agreement

See Attached

EXHIBIT C

JOINDER TO TRANSACTION SUPPORT AGREEMENT

This JOINDER TO TRANSACTION SUPPORT AGREEMENT (this “Joinder”) is made and entered into as of [•], by and among each of the stockholders of Hadron Energy, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Joinder (each, a “Stockholder” and, collectively, the “Stockholders”), and GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“GigCapital7”).

RECITALS

A. GigCapital7 and certain stockholders of the Company have entered into a Transaction Support Agreement dated September [•], 2025 (as amended, modified, supplemented, extended or restated from time to time, the “Agreement”) in regard to the support of the Merger and the other transactions contemplated by the BCA. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

B. Pursuant to the Agreement, certain stockholders of the Company have agreed, among other things, to (i) vote in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA, and (ii) terminate the Terminating Rights effective immediately prior to the Closing under the BCA.

C. In order to induce GigCapital7 to consummate the Merger and other transactions contemplated by the BCA, [the] [each] Additional Stockholder is willing to become a party to the Agreement and be bound by all terms and conditions thereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be bound. [Each] [The] Additional Stockholder hereby: (a) acknowledges that he, she or it has received and reviewed a complete copy of the Agreement and understands its terms, (b) has had sufficient opportunity to review and to ask questions relating thereto and obtain the advice of his, her or its tax advisors, legal counsel and accountants and other professional advisors prior to executing this Agreement, and (c) agrees that upon execution of this Joinder, it shall become a “Stockholder” under the Agreement and shall be fully bound by, and subject to, all of the covenants, duties, obligations terms and conditions of the Agreement as though an original party thereto.

2. Governing Law. This Joinder and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

3. Counterparts. This Joinder may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to Transaction Support Agreement as of the date first above written.

STOCKHOLDER NAME

By:
Name:
Title:

Address:

Email:

Shares of Common Stock beneficially owned on the date hereof:

IN WITNESS WHEREOF, the parties have executed this Joinder to Transaction Support Agreement as of the date first written above.

GIGCAPITAL7 CORP.

By:
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer

TRANSACTION SUPPORT AGREEMENT

SPOUSAL CONSENT

I [____________], spouse of [____________], have read and approve the foregoing Transaction Support Agreement (the “Agreement”). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement, and agree to be bound by the provisions of the Agreement insofar as I may have any rights or obligations in the Agreement under the community property laws or similar laws relating to marital or community property in effect in the state of our residence as of the date of the Agreement.

Date: ___________________

Signature of Spouse: ___________________

Printed Name of Spouse: ___________________

EXHIBIT C

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (this “Agreement”) amends and restates in its entirety that certain Registration Rights Agreement dated August 28, 2024 by and among GigCapital7 Corp., a Cayman Islands exempted company (the “Company”), GigAcquisitions7 Corp., a Cayman Islands exempted company (the “Sponsor”), and the other parties thereto (the “Original RRA”), and is made and entered into as of _________, 202[_], by and among the Company, the Sponsor, the other parties to the Original RRA listed on Schedule B hereto, and each of the undersigned parties that are stockholders of Hadron (as defined below) listed under “Holder” on the signature page hereto (each such party to this Agreement, a “Holder” and collectively the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, Sponsor and other parties to the Original RRA entered into the Original RRA on August 28, 2024;

WHEREAS, the Original RRA provides that it may be amended upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities as such term is defined in the Original RRA at the time in question (which majority interest must include Spartan if such amendment or modification affects in any way the rights of Spartan hereunder); provided, however, that notwithstanding the foregoing, any amendment thereto that adversely affects one holder, solely in his, her or its capacity as a holder of the shares of the Company, in a manner that is materially different from the other holders (in such capacity) shall require the consent of the holder so affected;

WHEREAS, the Sponsor is the holder of the majority in interest of the Registrable Securities as such term is defined in the Original RRA, and it and the Company desires to amend and restate in its entirety the Original RRA and to do so in a manner that does not amend or modify in any way the rights of Spartan under the Original RRA or otherwise adversely affect any one holder in a manner that is materially different from the other holders;

WHEREAS, on August 28, 2024, the Company and the Sponsor entered into a warrant purchase agreement (the “Warrant Purchase Agreement”), pursuant to which the Sponsor purchased an aggregate of 3,719,000 warrants in a private placement that closed simultaneously with the Company’s underwritten public offering (“Private Placement Warrant”), with each such Private Placement Warrant entitling the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Shares”) for an exercise price of $11.50 per share, subject to adjustment as provided therein;

WHEREAS, the Sponsor and certain institutional investors that are parties to the Original RRA acquired from the Company prior to entry into the Original RRA, Class B ordinary shares of the Company, par value $0.0001 per share (the “Class B Shares”);

WHEREAS, on September 27, 2025, the Company, MMR Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Company (“Merger Sub”), and Hadron Energy, Inc., a Delaware corporation (“Hadron”), entered into that certain Business Combination Agreement (the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”), pursuant to which Merger Sub will merge with and into Hadron (the “Merger”), with Hadron surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, prior to the date hereof and subject to the conditions of the Business Combination Agreement, the Company transferred by way of continuation from the Cayman Islands to Delaware and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and Part XII of the Companies Act (as revised) of the Cayman Islands (the “Domestication”), and as part of the Domestication, (i) each then issued and outstanding Class B Share automatically converted, on a one-for-one basis, into one share of Class B common stock, par value $0.0001 per share (the “Class B Stock”), (ii) each Class A Share (other than any Class A Share included in the Cayman Purchaser Units) converted automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (iii) each then issued and outstanding warrant of the Company (other than any Cayman Purchaser Public Warrants included in the Cayman Purchaser Units) (each a “Cayman Purchaser Warrant”) converted automatically into a warrant to acquire one share of Common Stock (each a “Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement, and (iv) each then issued and outstanding Cayman Purchaser Unit was cancelled and entitled the holder thereof to one share of Common Stock and one Domesticated Purchaser Warrant, in each case without any action on the part of the Company, Merger Sub, Hadron or any holder of securities of any of the foregoing;

WHEREAS, at the Effective Time, by virtue of the Merger and the applicable provisions of the Domesticated Purchaser Charter, and without any action on the part of any party or any other person, each share of Class B Stock then issued and outstanding shall be automatically cancelled and extinguished and converted into one share of Common Stock;

WHEREAS, pursuant to the Business Combination Agreement, the Company is issuing shares of the Common Stock to the Holders designated on Schedule A hereto; and

WHEREAS, the Company desires to set forth certain matters regarding the ownership of the Registrable Securities (as defined below) by the Holders.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Action” has the meaning set forth in Section 6.7.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company or the Board, in each case, after consultation with outside legal counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

2

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” has the meaning given in the Recitals.

“Business Combination Agreement” has the meaning given in the Recitals.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Cayman Purchaser Warrant” has the meaning given in the Recitals.

“Class A Shares” has the meaning given in the Recitals.

“Class B Shares” has the meaning given in the Recitals.

“Class B Stock” has the meaning given in the Recitals.

“Commission” means the United States Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” has the meaning given in the Recitals.

“Company” has the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demand Registration” has the meaning set forth in Section 2.1.1.

“Demanding Holder” has the meaning set forth in Section 2.1.1.

“Domesticated Purchaser Warrant” has the meaning given in the Recitals.

“Domestication” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” has the meaning set forth in Section 2.3.

“Hadron” has the meaning given in the Recitals.

“Holder Information” has the meaning set forth in Section 4.2.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.4.

3

“Merger” has the meaning given in the Recitals.

“Merger Sub” has the meaning given in the Recitals.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Original RRA” has the meaning given in the Preamble.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a governmental authority.

“Piggyback Registration” has the meaning set forth in Section 2.2.1.

“Private Placement Warrant” has the meaning given in the Recitals.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) any equity securities (including the shares of Common Stock issued or issuable upon the exercise or conversion of any such equity security) of the Company held by a Holder immediately following consummation of the Merger and (ii) and all of the Domesticated Purchaser Warrants into which the Private Placement Warrants converted upon the Domestication, and underlying shares of Common Stock issuable upon the exercise thereof. Registrable Securities include any warrants, shares of capital stock or other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the securities described in the foregoing clauses (i)—(ii). As to any particular Registrable Security, such security shall cease to be a Registrable Security when: (a) a Registration Statement with respect to the sale of such security shall have become effective under the Securities Act and such security shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such security shall have been otherwise transferred, a new certificate for such security not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such security shall not require registration under the Securities Act; (c) such security shall have ceased to be outstanding; (d) such security may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations); or (e) such security has been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Expenses” means the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Common Stock is then listed);

4

(B)

fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside legal counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)	printing, messenger, telephone and delivery expenses;

(D)	reasonable fees and disbursements of outside legal counsel for the Company;

(E)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)

reasonable fees and expenses of one (1) outside legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” has the meaning set forth in Section 2.1.1.

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” has the meaning given in the Preamble.

“transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Purchase Agreement” has the meaning given in the Recitals.

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ARTICLE II

REGISTRATION

Section 2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of Section 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the Closing Date, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all the Holders (such Holders, the “Demanding Holders”), may make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in the Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this Section 2.1.1 initiated by Holders; provided, however, that an Underwritten Offering pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of Section 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing of such election, which notice shall be received by the Company not later than five (5) days after the removal of any such stop order or injunction; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been previously filed pursuant to a Demand Registration becomes effective or is terminated.

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2.1.3 Underwritten Offering. Subject to the provisions of Section 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of Registrable Securities pursuant thereto shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter(s) for a Demand Registration that is to be an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Requesting Holders in writing that the dollar amount or number of Registrable Securities which the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities which the Company desires to sell and the shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such Underwritten Offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any)) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof), that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. Any Demanding Holder shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, if with respect to a Demand Registration, a majority-in-interest of the Demanding Holders initiating a Demand Registration so withdraw from a Registration pursuant to such Demand Registration, such Registration shall not count as a Demand Registration provided for in Section 2.1.1 and the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this Section 2.1.5.

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Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the Closing Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), then the Company shall (x) give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to all of the Holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such Holders may request in writing within five (5) days following receipt of such notice (a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use commercially reasonable efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in such Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their Registrable Securities through a Piggyback Registration that involves an Underwriter(s) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Piggyback Registration.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter(s) for a Piggyback Registration that is to be an Underwritten Offering, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of securities which the Company desires to sell, taken together with (i) the Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested under this Section 2.2, and (iii) the Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)

If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company that pre-dates this Agreement, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company not otherwise covered above, which can be sold without exceeding the Maximum Number of Securities; and

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(ii)

If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least two business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

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Section 2.3 Registration on Form S-3. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short-form registration statement that may be available at such time (“Form S-3”); provided, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, that the Company shall not be obligated to effect any such Registration pursuant to this Section 2.3 if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $5,000,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

Section 2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to Section 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, that the Company may not defer its obligation in this manner more than once in any 12-month period.

ARTICLE III

REGISTRATION PROCEDURES

Section 3.1 General Procedures. If at any time on or after the Closing Date the Company is required to effect the registration of any Registrable Securities pursuant to Section 2.1, the Company shall use its commercially reasonable efforts to effect the Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as practicable and in connection with any such request:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

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3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ outside legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the outside legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

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3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4, furnish a copy thereof to each seller of such Registrable Securities and by means of one outside legal counsel on behalf of all such sellers (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.10 notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.12 use commercially reasonable efforts to obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 use commercially reasonable efforts to obtain, on the date the Registrable Securities are delivered for sale pursuant to such Registration, an opinion and negative assurance letter, dated such date, of outside legal counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, the placement agent or sales agent, if any covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders, provided, in each case, that such participating Holders provide such information to such outside legal counsel as is customarily required for, or is reasonably requested by such outside legal counsel for purposes of, such opinion or negative assurance letter;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriters of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

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3.1.16 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

Section 3.2 Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any outside legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with the Company’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of outside legal counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure.

3.4.1 The Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement for a reasonable period of time, not to exceed 90 calendar days in any 360-day period (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year.

3.4.2 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplemented or amended Prospectus as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time

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would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents, and the Company shall; immediately provide such written notice to the Holders of the expiration of any period during which the Company exercised its rights under this Section 3.4.

Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and correct copies of all such filings. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification by the Company. The Company agrees to indemnify, to the extent permitted by law, and hold harmless each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of the Securities Act) from and against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement to any of them, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

Section 4.2 Indemnification by Holders of Registrable Securities. In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and

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documented out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

Section 4.3 Conduct of Indemnification Proceedings. Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with outside legal counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one outside legal counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

Section 4.4 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

Section 4.5 Contribution. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was

15

made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, that the liability of any Holder under this Section 4.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

RULE 144 and 145

Section 5.1 Rule 144 and 145. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as any Holders holding Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and 145 under the Securities Act, as such Rule 144 and 145 may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Entire Agreement. This Agreement (including Schedule A and Schedule B hereto) constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto. There are no restrictions, promises, representations, warranties, covenants or undertakings as to the matters covered herein, other than those expressly set forth or referred to herein or the documents or instruments referred to herein.

Section 6.2 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by facsimile or electronic transmission (in each case with receipt verified by electronic confirmation), or (c) one (1) Business Day after being sent by courier or express delivery service, specifying next day delivery, with proof of receipt. The addresses, email addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address, email address or facsimile numbers as may be designated in writing hereafter, in the same manner, by any such person.

Section 6.3 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder in conjunction with and to the extent of any transfer of Common Stock by any such Holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holder or

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of any assignee of the applicable Holder. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article IV and this Section 6.3. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

Section 6.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

Section 6.5 Amendment; Waiver. This Agreement may be amended or modified, and any provision hereof may be waived, in whole or in part, at any time pursuant to an agreement in writing executed by the Company and Holders holding a majority of the Registrable Securities at such time (which majority interest must include Spartan if such amendment or modification affects in any way the rights of Spartan hereunder); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any failure by any party at any time to enforce any of the provisions of this Agreement shall not be construed a waiver of such provision or any other provisions hereof.

Section 6.6 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

Section 6.7 Governing Law; Venue. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement or the transactions contemplated hereby (each, an “Action”) shall be heard and determined exclusively in any state court located in New York, New York; provided, that if jurisdiction is not then available in a state court, then any such legal Action may be brought in any federal court for the Southern District of New York. The parties hereto hereby (x) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (y) agree not to commence any Action relating thereto except in the courts described above in New York, other than with respect to any appellate court thereof and other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that he, she or it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that he, she or it or his, her or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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Section 6.8 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right he, she or it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that he, she, it and the others hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.8.

Section 6.9 Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by such first party in accordance with their specific terms or were otherwise breached by such first party. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

[Signature Page Follows.]

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IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

GIGCAPITAL7 CORP.

By:
Name: Dr. Avi S. Katz
Title: Chief Executive Officer

Address for Notice:

1731 Embarcadero Rd., Suite 200
Palo Alto, CA

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

By:
Name:
Title:

Address for Notice:

Telephone No.:
Email Address:

[Signature Page to Registration Rights Agreement]

SCHEDULE A

Holders Receiving Shares Pursuant to the Business Combination

1.	Samuel Gibson
2.	Mark Kress
3.	Steven Birdsall
4.	Shawn DeAngelo

SCHEDULE B

Other Holders Party to the Original RRA

1.	***

EXHIBIT D

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of      , 202[ ], by and among GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“GigCapital7”), Hadron Energy, Inc., a Delaware corporation (the “Company”), and those equityholders of the Company listed on the signature pages hereto (each, a “Lock-Up Party” and, collectively, the “Lock-Up Parties”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on September 27, 2025, GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of GigCapital7 (“Merger Sub”), and the Company, entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the merger as a wholly-owned subsidiary of GigCapital7 upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Lock-Up Party agrees to enter into this Agreement with respect to all Lock-Up Securities (as defined below) that such Lock-Up Party now or hereafter Beneficially Owns or owns of record;

WHEREAS, each of GigCapital7, the Company and each Lock-Up Party has determined that it is in their best interests to enter into this Agreement; and

WHEREAS, each Lock-Up Party understands and acknowledges that GigCapital7 and the Company are entering into the Business Combination Agreement in reliance upon such Lock-Up Party’s execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” of a specified person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (provided that if a Lock-Up Party is a venture capital, private equity or angel fund, no portfolio company of such Lock-Up Party will be deemed an Affiliate of such Lock-Up Party).

“Beneficially Own” means, with regard to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act. Similar terms such as “Beneficial Ownership” and “Beneficial Owner” have the corresponding meanings.

“Expiration Time” shall mean the earliest to occur of (a) the Closing Date, (b) such date as the Business Combination Agreement shall be validly terminated in accordance with Article VIII thereof, and (c) the effective date of a written agreement of the parties hereto terminating this Agreement.

“Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.

“GigCapital7 Common Stock” means GigCapital7’s common stock, par value $0.0001 per share.

“GigCapital7 Preferred Stock” means GigCapital7’s preferred stock, par value $0.0001 per share.

“GigCapital7 Securities” means (a) any shares of GigCapital7 Preferred Stock, (b) any shares of GigCapital7 Common Stock, (c) any shares of GigCapital7 Common Stock issued or issuable upon the exercise of any warrant or other right to acquire shares of such GigCapital7 Common Stock and (d) any equity securities of GigCapital7 that may be issued or distributed or be issuable with respect to the securities referred to in clauses (b) or (c) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction.

“Governmental Authority” means any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Law” means any applicable federal, national, state, county, municipal, provincial, local, foreign or multinational statute, constitution, common law, ordinance, code, decree, order, judgment, rule, binding regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lock-Up Securities” means any GigCapital7 Securities Beneficially Owned by a Lock-Up Party as of immediately following the Closing Date, other than (i) any security received pursuant to an incentive plan adopted by GigCapital7 on or after the Closing Date, or (ii) any GigCapital7 Securities acquired in open market transactions.

“Permitted Transferee” means with respect to any Person, (a) in the case of an individual: (i) any Family Member of such Person by bona fide gift, (ii) any Affiliate of any Family Member of such Person or to a trust, the beneficiary of which is a Family Member or an Affiliate of such Person, or to a charitable organization, (iii) a Person by virtue of the laws of descent and distribution upon death of such Person, (iv) a Person pursuant to a qualified domestic relations order, and (b) in the case of an entity, (i) any Affiliate of such Person or to any investment fund or other entity controlled or managed by such Person, (ii) if the undersigned is a corporation, partnership, limited liability company or other business entity, its stockholders, partners, members or other equityholders, and (c) the Company or GigCapital7 in connection with the repurchase of shares of GigCapital7 Common Stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Transfer” means, excluding entry into this Agreement and the Business Combination Agreement and the consummation of the transactions contemplated hereby and thereby, any (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) the public announcement of any intention to effect any transaction specified in clause (a) or (b).

2. Lock-Up.

2.1 Lock-Up. Each Lock-Up Party severally, and not jointly, agrees with GigCapital7 not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Securities Beneficially Owned or otherwise held by such Lock-Up Party during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 2.2. The “Lock-Up Period” shall be the period commencing on the Closing Date and ending on the date that is the earlier to occur of: (a) six (6) months following the Closing Date; (b) subsequent to the Closing, the date on which the reported closing price of one share of GigCapital7 Common Stock quoted on The Nasdaq Stock Market LLC, the New York Stock Exchange or the NYSE American (or the exchange on which the shares of GigCapital7 Common Stock are then listed) equals or exceeds eleven dollars and fifty cents ($11.50) per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like occurring after the Closing Date) for any twenty (20) Trading Days (as defined below) within any thirty (30) consecutive Trading Day period commencing at least ninety (90) days after the Closing Date; and (c) subsequent to the Closing, the date on which GigCapital7 completes a liquidation, merger, stock exchange or other similar transaction that results in all of GigCapital7’s stockholders having the right to exchange their GigCapital7 Securities for cash, securities or other property. “Trading Day” means a day on which shares of GigCapital7 Common Stock are actually traded on the principal securities exchange or securities market on which shares of GigCapital7 Common Stock are then traded; provided, however, that if the GigCapital7 Common Stock is not so listed or admitted for trading, Trading Day means a Business Day. For the avoidance of any doubt, each Lock-Up Party shall retain all of his, her or its rights as a stockholder of GigCapital7 during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Lock-Up Securities.

2.2 Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, each Lock-Up Party may Transfer, without the consent of GigCapital7, any of such Lock-Up Party’s Lock-Up Securities (a) to any of such Lock-Up Party’s Permitted Transferees, upon written notice to GigCapital7 or (b) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of GigCapital7’s stockholders having the right to exchange their GigCapital7 Securities for cash, securities or other property subsequent to the Merger; provided, that in connection with any Transfer of such Lock-Up Securities, the restrictions and obligations contained in Section 2.1 and this Section 2.2 will continue to apply to such Lock-Up Securities after any Transfer of such Lock-Up Securities and such transferee shall execute a lock-up agreement substantially in the form of this Agreement for the balance of the Lock-Up Period. Notwithstanding the foregoing provisions of this Section 2.2, a Lock-Up Party may (i) not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities Beneficially Own the Lock-Up Securities, or (B) followed by a change in the relationship between the Lock-Up Party and the Permitted Transferee (or a change of control of such Lock-Up Party or Permitted Transferee) after the Transfer with the result and effect that the Lock-Up Party has indirectly made a Transfer of Lock-Up Securities by using a Permitted Transferee, which Transfer would not have been directly permitted under this Section 2 had such change in such relationship occurred prior to such Transfer), or (ii) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the date of this Agreement relating to the sale of the undersigned’s Lock-Up Securities, provided that (A) the securities subject to such plan may not be sold until after the expiration of the Lock-Up Period and (B) the Company shall not be required to effect, and the undersigned shall not effect or cause to be effected, any public filing, report or other public announcement regarding the establishment of the trading plan.

3. Confidentiality. Until the Expiration Time, each Lock-Up Party will and will direct his, her or its Affiliates to keep confidential and not disclose any non-public information relating to GigCapital7 or the Company and their respective subsidiaries, including the existence or terms of, or transactions contemplated by, this Agreement, the Business Combination Agreement or the other Transaction Documents, except to the extent that such information (i) was, is or becomes generally available to the public after the date hereof other than as a result of a disclosure by such Lock-Up Party in breach of this Section 3, (ii) is, was or becomes available to such Lock-Up Party on a non-confidential basis from a source other than GigCapital7 or the Company, or (iii) is or was independently developed by such Lock-Up Party after the date hereof. Notwithstanding the foregoing, such information may be disclosed to the extent required to be disclosed in a judicial or administrative proceeding, or otherwise required to be disclosed by applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which such disclosing party is subject), provided that such Lock-Up Party gives GigCapital7 or the Company, as applicable, prompt notice of such request(s) or requirement(s), to the extent practicable (and not prohibited by Law), so that GigCapital7 or the Company may seek, at its expense, an appropriate protective order or similar relief (and such Lock-Up Party shall reasonably cooperate with such efforts it being understood that such obligation to reasonably cooperate does not require a Lock-Up Party to himself, herself or itself commence litigation regarding such protective order or similar relief).

4. Representations and Warranties of the Lock-Up Parties. Each Lock-Up Party hereby represents and warrants, severally and not jointly, to the Company and GigCapital7 as follows:

4.1 Due Authority. Such Lock-Up Party has the full power and authority to execute and deliver this Agreement and perform his, her or its obligations hereunder. If such Lock-Up Party is an individual, the signature to this agreement is genuine and such Lock-Up Party has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by such Lock-Up Party and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Lock-Up Party, enforceable against such Lock-Up Party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by general equitable principles.

4.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance by such Lock-Up Party of the obligations under this Agreement and the compliance by such Lock-Up Party with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to such Lock-Up Party, (ii) if such Lock-Up Party is an entity, conflict with or violate the certificate of incorporation or bylaws or any equivalent Organizational Documents of such Lock-Up Party, or (iii) result in any breach of, or constitute a default (or an event, which with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the securities of the Company owned by such Lock-Up Party pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Lock-Up Party is a party or by which such Lock-Up Party is otherwise bound, except, in the case of clauses (i) and (iii), as would not reasonably be expected, individually or in the aggregate, to materially impair the ability of such Lock-Up Party to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by such Lock-Up Party does not, and the performance of this Agreement by such Lock-Up Party will not, require any consent, approval, authorization or permit of, or filing or notification to, or expiration of any waiting period by any Governmental Authority, other than those set forth as conditions to closing in the Business Combination Agreement.

4.3 Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending against, or, to the knowledge of such Lock-Up Party, threatened against such Lock-Up Party that would reasonably be expected to materially impair the ability of such Lock-Up Party to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby.

4.4 Absence of Conflicting Agreements. Such Lock-Up Party has not entered into any agreement, arrangement or understanding that is otherwise materially inconsistent with, or would materially interfere with, or prohibit or prevent him, her or it from satisfying, his, her or its obligations pursuant to this Agreement.

5. Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any designee of any Lock-Up Party from serving on the Board of Directors or as an officer of the Company or from taking any action, subject to the provisions of the Business Combination Agreement, while acting in such designee’s capacity as a director or officer of the Company. Each Lock-Up Party is entering into this Agreement solely in his, her or its capacity as the anticipated owner of GigCapital7 Securities following the consummation of the Merger.

6. Termination. This Agreement shall terminate upon the earlier of: (i) termination of the Business Combination Agreement in accordance with its terms; or (ii) completion of the Lock-Up as specified in Section 2.1 of this Agreement. Upon termination of this Agreement, none of the parties hereto shall have any further obligations or liabilities under this Agreement; provided, that nothing in this Section 6 shall relieve any party hereto of liability for any willful material breach of this Agreement prior to its termination.

7. Miscellaneous.

7.1 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance therefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

7.2 Non-survival of Representations and Warranties. None of the representations or warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Time.

7.3 Assignment. Neither party hereto may assign, directly or indirectly, including, through any merger, acquisition, sale of all or substantially all shares/assets or by operation of Law, either this Agreement or any of his, her or its rights, interests or obligations hereunder without the prior written approval of the other parties hereto, except with respect to a Transfer completed in accordance with Section 2.2. Subject to the first sentence of this Section 7.3, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this Section 7.3 shall be void ab initio.

7.4 Amendments and Modifications. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by (a) GigCapital7, (b) the Company and (c) (i) by Lock-Up Parties holding at least fifty percent (50%) of the Lock-Up Securities (assuming the hypothetical exercise of all then-outstanding warrants and options that are Lock-Up Securities) that are then subject to this Agreement, and any such amendment shall be binding on all the Lock-Up Parties; provided, however, that in no event shall the obligation of any Lock-Up Party hereunder be materially increased without the prior written consent of such Lock-Up Party, unless such amendment applies to all Lock-Up Parties in the same fashion; provided, further, however, that (A) if this Agreement, or any other lock-up agreement signed by a stockholder of the Company in connection with the transactions contemplated hereby or under the Business Combination Agreement, is amended, modified or waived in a manner favorable to any Lock-Up Party or such shareholder, and such amendment, modification or waiver would be favorable to any other Lock-Up Party, this Agreement shall be automatically amended in the same manner with respect to such other Lock-Up Party (and GigCapital7 shall provide prompt notice thereof to all Lock-Up Parties), and (B) if any Lock-Up Party or such shareholder is released from any or all of the lock-up restrictions under this Lock-Up Agreement or such other lock-up agreement, each other Lock-Up Party shall automatically be contemporaneously and proportionately released from the lock-up restrictions hereunder (which, for the avoidance of doubt, will include a release of the same percentage of such Lock-Up Party’s Lock-Up Securities) and GigCapital7 shall provide prompt notice thereof to each Lock-Up Party.

7.5 Governing Law; WAIVER OF JURY TRIAL; Specific Performance.

(a) This Agreement and all Actions based upon, arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware.

(b) All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (x) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (y) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than with respect to any appellate court thereof and other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that he, she or it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that he, she or it or his, her or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT

SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT HE, SHE, IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(C).

(d) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

7.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.6:

(i) if to GigCapital7 prior to the Effective Time, to:

GigCapital7 Corp.

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

Attention: Dr. Avi S. Katz, Executive Chairman of the Board and Chief Executive Officer

   Dr. Raluca Dinu, Director

Email:    ***; ***

with a copy to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Attention:  Jeff Selman; John Maselli

Email:     jeffrey.selman@us.dlapiper.com; john.maselli@us.dlapiper.com

(ii) if to the Company prior to the Effective Time, to:

Hadron Energy, Inc.

3 Twin Dolphin Drive, STE 260

Redwood City, CA 94065

Attn: Samuel Gibson

Email: ***

with a copy to:

Duane Morris LLP

1901 New York Avenue N.W., Suite 700 East

Washington, DC 20001

Attn:  Andy Tucker

Email: ATucker@duanemorris.com

(iii) if to the Company or GigCapital7 following the Effective Time, to:

Hadron Energy, Inc.

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

Attention: Dr. Raluca Dinu, Director

     Dr. Avi S. Katz, Executive Chairman of the Board

Email:    ***; ***

with a copy to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Attention:  Jeff Selman; John Maselli

Email:     jeffrey.selman@us.dlapiper.com; john.maselli@us.dlapiper.com with a copy to:

Duane Morris LLP

1901 New York Avenue N.W., Suite 700 East

Washington, DC 20001

Attn:  Andy Tucker

Email:  ATucker@duanemorris.com

(iv) if to a Lock-Up Party, to the address for notice set forth on such Lock-Up Party’s signature page to this Agreement.

7.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the Business Combination Agreement and Transaction Documents, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This right Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.8 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7.9 Effect of Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

7.10 Legal Representation. Each of the parties hereto agrees that he, she or it has been represented by independent counsel of his, her or its choice during the negotiation and execution of this Agreement and each party hereto and his, her or its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party hereto drafting such agreement or document. Each Lock-Up Party acknowledges that DLA Piper LLP (US) is acting as counsel to GigCapital7 and Duane Morris LLP is acting as counsel to the Company in connection with the Business Combination Agreement and the transactions contemplated thereby, and that neither of such firms is acting as counsel to any Lock-Up Party.

7.11 Expenses. Except as provided in the Business Combination Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

7.12 Further Assurances. At the request of GigCapital7 or the Company, in the case of any Lock-Up Party, or at the request of the Lock-Up Parties, in the case of GigCapital7, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

7.13 Waiver. No failure or delay on the part of any party to exercise any power, right, privilege or remedy under this Agreement shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such waiving party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.14 Several Liability. The liability of the Lock-Up Parties hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Lock-Up Party be liable for any other Lock-Up Party’s breach of such other Lock-Up Party’s representations, warranties, covenants, or agreements contained in this Agreement.

7.15 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Business Combination Agreement, or the obligations of any Permitted Transferee under this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, or the obligations of any Permitted Transferee under this Agreement, in no event shall any party or any of his, her or its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

GIGCAPITAL7 CORP.

By:
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer

Signature Page to Lock-Up Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

HADRON ENERGY, INC.

By:
Name:	Samuel Gibson
Title:	Chief Executive Officer

Signature Page to Lock-Up Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

LOCK-UP PARTY:

By:
Name:

Address for Notice:

Email:

Shares of Common Stock beneficially owned on the date hereof:

Signature Page to Lock-Up Agreement

EXHIBIT E

FIRPTA CERTIFICATE

[_], 2026

Internal Revenue Service Center

P.O. Box 409101

Ogden, UT 84409

NOTICE TO THE INTERNAL REVENUE SERVICE OF HADRON ENERGY, INC., A DELAWARE CORPORATION (“TARGET”), REGARDING UNITED STATES REAL PROPERTY HOLDING CORPORATION STATUS UNDER TREASURY REGULATIONS SECTION 1.897-2(h)(2)

To whom it may concern:

1. This Notice is being filed by Target pursuant to Section 1.897-2(h)(2) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).

2. The undersigned, on behalf of Target, hereby declares that stock of Target is not a United States real property interest within the meaning of Section 897 of the Code because Target is not and has not been a United States real property holding corporation, as that term is defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3. Target’s U.S. employer identification number is: [_].

4. Target’s address is: [_].

5. In connection with the acquisition of Target by GigCapital7 Corp., a Delaware corporation (“Acquiror”), the undersigned provided the attached statement to Acquiror declaring that stock in Target is not a United States real property interest. The statement was voluntarily provided in response to a request from the transferee, Acquiror, under Treasury Regulations Section 1.1445-2(c)(3)(i).

6. Acquiror’s U.S. employer identification number is: [  ].

7. Acquiror’s address is: [  ].

8. Under penalties of perjury, the undersigned declares that he has examined this certification and the attachment hereto and, to the best of his knowledge and belief, they are true, correct and complete. The undersigned further declares that he is a responsible officer, and that he has authority to sign this document on behalf of Target.

A copy of the statement provided pursuant to Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3)(i) is attached.

HADRON ENERGY, INC.

Dated: [_], 2026	By:
Name:
Title:

2

CERTIFICATE OF NON-U.S. REAL PROPERTY HOLDING CORPORATION STATUS

PURSUANT TO TREASURY REGULATIONS SECTIONS 1.897-2(h) AND 1.1445-2(c)(3)

Pursuant to the BUSINESS COMBINATION AGREEMENT (“Agreement”) among GIGCAPITAL7 CORP., a corporation organized under the laws of the State of Delaware (“Acquiror”), HADRON ENERGY, INC., a Delaware corporation (“Target”), and MMR Merger Sub, Inc., a Delaware corporation (“Merger Sub”), on the Closing Date (as such term is used in the Agreement), Merger Sub shall merge with and into Target, with Target being the surviving company of the merger and Acquiror owning all of the issued and outstanding shares in the capital of Target.

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), provides that a transferee of a U.S. real property interest must withhold tax if the transferor is not a U.S. person. In order to confirm that Acquiror, as transferee, is not required to withhold tax upon the receipt of Target stock, the undersigned, in his capacity as Chief Executive Officer of Target, hereby certifies as follows:

1. As of the date hereof, the stock of Target to be received by Acquiror pursuant to the Agreement does not constitute a United States real property interest as that term is defined in Section 897(c)(1) of the Code;

2. The determination in Paragraph 1, above, is based on a determination by Target that Target is not and has not been a United States real property holding corporation as that term is defined in Section 897(c)(2) of the Code during the five-year period ending on the date hereof, as indicated below;

3. Target’s U.S. employer identification number is [_]; and

4. Target’s office address is [_].

This certificate is made in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3). Target understands that this certificate may be disclosed to the Internal Revenue Service by Acquiror and that any false statement contained herein could be punished by fine, imprisonment, or both. This certificate constitutes authorization for Acquiror, as agent for Target, to deliver this certificate, along with the appropriate notification, to the Internal Revenue Service on behalf of Target.

Under penalties of perjury, I declare that I have examined this certificate and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Target.

HADRON ENERGY, INC.

Dated: [_], 2026	By:
Name:
Title:

2

Exhibit 10.1

Execution Version

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of September 27, 2025, is entered into by and among GigAcquisitions7 Corp., a Cayman Islands exempted company (the “Sponsor”), GigCapital7 Corp., a Cayman Islands exempted company (“GigCapital7”), and Hadron Energy, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, concurrently herewith, the Company, MMR Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and GigCapital7 are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “BCA”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of GigCapital7;

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the BCA;

WHEREAS, the Sponsor is currently the holder of record and the “beneficial owner” (within the meaning Rule 13d-3 under the Exchange Act) of 10,107,246 shares of GigCapital7 Common Stock (the “Sponsor Shares”) and 3,719,000 Cayman Purchaser Private Placement Warrants (the “Sponsor Warrants”); and

WHEREAS, as a condition and inducement to the willingness of GigCapital7 and the Company to enter into the BCA and to contemplate the transactions contemplated therein, GigCapital7, the Company and the Sponsor are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Sponsor, GigCapital7 and the Company hereby agree as follows:

1. Voting Agreement. The Sponsor agrees that, at the GigCapital7 Stockholders’ Meeting, at any other meeting of the stockholders of GigCapital7 (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders of GigCapital7 or in any circumstances upon which a vote, consent or other approval with respect to the BCA, the Merger or any other transactions contemplated by the BCA is sought, the Sponsor shall:

a. when such meeting is held, appear at such meeting or otherwise cause the Sponsor Shares to be counted as present thereat for the purpose of establishing a quorum;

b. vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares:

(i) in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA or, if there are insufficient votes in favor of granting the approval and adoption of the BCA, the Merger and other transactions contemplated by the BCA, in favor of the adjournment or postponement of such meeting of the stockholders of GigCapital7 to a later date;

(ii) against any business combination agreement or business combination, merger agreement or merger (other than the BCA and the Merger), scheme of arrangement, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by GigCapital7 or any public offering of equity securities of GigCaptial7; (iii) against any change in the business, management or board of directors of GigCapital7 (other than in connection with the Purchaser Shareholder Approval); (iv) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GigCapital7 under the BCA or that would reasonably be expected to result in the failure of the Merger from being consummated; and (v) in favor of each of the proposals and any other matters necessary or reasonably requested by GigCapital7 for consummation of the Merger and the other transactions contemplated by the BCA; and

c. vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares against (i) any business combination proposal other than with the Company; (ii) any other proposal, action or agreement, including but not limited to, any amendment of the Organizational Documents of GigCapital7 or any other proposal or transaction involving GigCapital7 or any of its Subsidiaries, which amendment, proposal, transaction or action, in each case, would reasonably be expected to (x) impede, interfere with, delay, postpone or attempt to discourage, frustrate the purpose of, result in the termination or failure to consummate of, prevent or nullify any provision of, this Agreement, the BCA or any other obligation or agreement in connection with the BCA or any of the Transactions or adversely affect the Merger or any of the Transactions, or (y) result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement, the BCA or any other obligation or agreement in connection with the BCA or the Transactions; and (iii) change in any manner the voting rights of any class of GigCapital7’s share capital.

2. Transfer of Shares. Except as otherwise contemplated by the BCA or this Agreement, the Sponsor agrees that it shall not, directly or indirectly, (a) sell, offer to sell, assign, transfer or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), create any lien or pledge, or otherwise encumber, hedge or utilize a derivative to transfer the economic interest in, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to any of the foregoing, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to any of the Sponsor Shares to any Person other than pursuant to the Merger or otherwise agree to do any of the foregoing, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Sponsor Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (c) deposit any Sponsor Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Sponsor Shares), or enter into any other agreement, with respect to any Sponsor Shares, (d) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any Sponsor Shares, (e) publicly announce any intention to effect any transaction specified in clauses (a) through (d) (the actions specified in (a) through (d), collectively, a “Transfer”), (f) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder, or (g) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of Sponsor’s representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentences will be null and void. Without limiting the foregoing, and for the avoidance of doubt, (x) the Sponsor may make Transfers of the Sponsor Shares (i) pursuant to this Agreement and (ii) upon the consent of the Company and GigCapital7, and (y) the Sponsor agrees to comply, during the term of this Agreement, with the provisions of section 9 of that certain letter agreement, dated August 28, 2024, by and among GigCapital7, Sponsor, Craft Capital Management LLC, and EF Hutton LLC (the “Letter Agreement”). Sponsor hereby authorizes and requests GigCapital7 or the Company to notify GigCapital7’s transfer agent that there is a stop transfer order with respect to all of the Sponsor Shares (and that this Agreement places limits on the voting of the Sponsor Shares). Sponsor agrees with, and covenants to, GigCapital7 and the Company that Sponsor shall not request that GigCapital7 register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Sponsor Shares.

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3. No Solicitation of Transactions. The Sponsor agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the BCA or (b) participate in any discussions or negotiations regarding, or furnish to any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or knowingly assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a business combination proposal or other transaction in violation of the BCA. Sponsor shall, and shall cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any Person (other than with the Company, its stockholders and their respective affiliates and Representatives) conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a business combination proposal. If the Sponsor receives any inquiry or proposal with respect to a business combination proposal, then Sponsor shall promptly (and in no event later than twenty-four (24) hours after the Sponsor becomes aware of such inquiry or proposal) notify such Person in writing that GigCapital7 is subject to an exclusivity agreement with respect to the Merger that prohibits Sponsor from considering such inquiry or proposal.

4. Certain Other Covenants of the Sponsor.

a. Revoke Other Proxies. The Sponsor represents and warrants that any proxies heretofore given in respect of the Sponsor Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

b. Irrevocable Proxy. The Sponsor hereby irrevocably grants to, and appoints, the Company and any individual designated in writing by the Company, and each of them individually, as the Sponsor’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Sponsor, to vote the Sponsor Shares, or grant a written consent or approval in respect of the Sponsor Shares in a manner consistent with this Section 4.b. The Sponsor understands and acknowledges that the Company and GigCapital7 are entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement. The Sponsor hereby affirms that the irrevocable proxy set forth in this Section 4.b is given in connection with the execution of the BCA, and that such irrevocable proxy is given to secure the performance of the duties of the Sponsor under this Agreement. The Sponsor hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Sponsor hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT OF THE CAYMAN ISLANDS (REVISED). The irrevocable proxy granted hereunder shall only terminate upon the termination of this Agreement.

c. No Redemption. The Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, the Sponsor shall not elect to cause GigCapital7 to redeem any Sponsor Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Sponsor Shares for redemption, in connection with the Transactions or otherwise.

d. New Shares. In the event (i) any securities of GigCapital7 are issued or otherwise distributed to the Sponsor pursuant to any stock dividend or distribution, or any change in any of the shares of GigCapital7 or other share capital of GigCapital7 by reason of any stock split- up, recapitalization, combination, exchange of shares or the like (in all cases in respect of securities of GigCapital7), (ii) the Sponsor acquires legal or beneficial ownership of any shares of GigCapital7 after the date of this Agreement, or (iii) the Sponsor acquires the right to vote or share in the voting of any share of GigCapital7 after the date of this Agreement (together the “New Securities”), the term “Sponsor Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Sponsor Shares may be changed or exchanged into).

e. Binding Effect of BCA. Sponsor hereby acknowledges that it has read the BCA and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by and comply with Section 6.15 (Public Announcements) of the BCA (and any relevant definitions contained in any such Sections) as if Sponsor was an original signatory to the BCA with respect to such provisions.

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5. Representations and Warranties of the Sponsor. The Sponsor hereby represents and warrants to GigCapital7 and the Company as follows:

a. The Sponsor (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted; (ii) Sponsor is duly licensed or qualified and in good standing (to the extent such concept is applicable in Sponsor’s jurisdiction of formation) as a foreign or extra- provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in Sponsor’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not have a material adverse effect on the ability of Sponsor to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby; (iii) has all requisite corporate power and authority and has taken all corporate action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and all corporate actions on the part of Sponsor necessary for the authorization, execution and delivery of this Agreement and the performance of all its obligations hereunder (including any board approval) have been taken; (iv) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Sponsor Shares, (v) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. This Agreement has been duly executed and delivered by the Sponsor and constitutes a valid and binding agreement of the Sponsor enforceable against the Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Sponsor.

b. The Sponsor is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Sponsor Shares, free and clear of Liens or any other liabilities or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Sponsor Shares (other than transfer restrictions under the Securities Act)), other than as created by this Agreement or Sponsor’s organizational documents or the organizational documents of GigCapital7 (including, without limitation, for the purposes hereof, any agreement between or among stockholders of GigCapital7). Sponsor does not own of record or beneficially any shares or warrants of GigCapital7 other than the Sponsor Shares and the Sponsor Warrants. Sponsor has the sole right to vote the Sponsor Shares, and none of the Sponsor Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Sponsor Shares, except as contemplated by this Agreement.

c. Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notifications, notices, submissions, applications, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Sponsor from, or to be given by the Sponsor to, or be made by the Sponsor with, any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance by the Sponsor of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the BCA.

d. The execution, delivery and performance of this Agreement by the Sponsor does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the BCA will not, constitute or result in (i) a breach or violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including the acceleration of any obligation of Sponsor) or cancellation under (A) any order, notice or other communication by any Governmental Authority, (B) the memorandum of association and the articles of association or similar governing documents of the Sponsor, (C) any applicable Law, (D) any Contract to which Sponsor is a party or by which its assets are bound, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the

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Sponsor pursuant to any Contract binding upon the Sponsor or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 1, under any applicable Law to which the Sponsor is subject or (iii) any change in the rights or obligations of any party under any contract legally binding upon the Sponsor, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Sponsor’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the BCA.

e. As of the date of this Agreement, there is no action, proceeding or investigation pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor that questions the beneficial or record ownership of the Sponsor Shares, the validity of this Agreement or the performance by the Sponsor of its obligations under this Agreement.

f. The Sponsor understands and acknowledges that each of GigCapital7 and the Company is entering into the BCA in reliance upon the Sponsor’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Sponsor contained herein. Sponsor has received a copy of the BCA and is familiar with the provisions of the BCA. For the avoidance of doubt, by executing this Agreement, Sponsor hereby consents to GigCapital7 entering into the BCA.

g. The Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of GigCapital7 and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the BCA and has independently and without reliance upon GigCapital7 or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Sponsor acknowledges that GigCapital7 and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Sponsor acknowledges that the agreements contained herein with respect to the Sponsor Shares held by Sponsor are irrevocable.

h. The Sponsor understands that the securities that the Sponsor will receive in connection with the BCA and the Transactions, including the Domestication and conversion of securities provided for upon the Merger, will be “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Sponsor must hold such consideration indefinitely unless (i) such shares are registered with the SEC and qualified by state authorities, or (ii) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the Domesticated Purchaser Common Stock shall contain a legend to such effect.

i. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the BCA based upon arrangements made by Sponsor for which Sponsor, GigCapital7 or any of its Affiliates may become liable.

6. Termination of Sponsor Affiliate Arrangements. Each of the Sponsor and GigCapital7 hereby agree that each agreement as of the Effective Time between GigCapital7 (or any of its subsidiaries), on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than GigCapital7 or any of GigCapital7’s subsidiaries), on the other hand (but excluding any agreements with respect to the indemnification of GigCapital7’s directors and officers (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of GigCapital7 and permitted by Law)) (such agreements, together, the “Sponsor Affiliate Agreements”) will be terminated effective as of the Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of either of the Sponsor or the Company, and on and from the Effective Time neither GigCapital7, the Sponsor, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of Sponsor and GigCapital7 (for and on behalf of its affiliates and subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Effective Time; provided, however, that any loans made by the Sponsor (or any of its Affiliates) to GigCapital7 prior to the Effective Time, which shall be due and payable at the Effective Time unless converted at Sponsor’s option pursuant to their terms and the IPO Prospectus, shall not be deemed terminated by this provision, and shall remain outstanding until the repayment is made in conjunction with the Closing or the conversion occurs.

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7. Mutual Release.

a. Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than GigCapital7 or any of GigCapital7’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, GigCapital7, their respective subsidiaries (if any) and the Company’s Subsidiaries and its and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (i) any and all obligations or duties of the Company, GigCapital7 or any of their respective Subsidiaries (if any) has prior to or as of the Effective Time to such Sponsor Releasor or (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 7.a shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement; the BCA or other agreements made in connection therewith or the Organizational Documents of GigCapital7, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of GigCapital7, (iii) arising under any then-existing insurance policy of GigCapital7, (iv) pursuant to a contract and/or GigCapital7 policy, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Effective Time, (v) with respect to the payment of any board advisory fees, as disclosed in the Purchaser SEC Reports, including any deferral thereof; or (vi) for any claim for fraud.

b. Company Release. Each of the Company, GigCapital7 and their respective Subsidiaries (if any) and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor and its respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties such Company Releasee has prior to or as of the Effective Time to such Company Releasor, (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 7.b shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement or the Transaction Documents, or (ii) for any claim for fraud.

8. Further Assurances. From time to time, at either GigCapital7’s or the Company’s request and without further consideration, the Sponsor shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in GigCapital7’s capital stock by reason of any stock split, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, equitable adjustment shall be made to the provisions of this Agreement as may be required so that the intended rights, privileges, duties and obligations hereunder shall be given full effect.

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10. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Sponsor, GigCapital7 and the Company.

11. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 12):

if to GigCapital7, to:

GigCapital7 Corp.

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

Attention: Dr. Avi S. Katz, Chief Executive Officer and Chairman of the Board; Dr. Raluca Dinu, Director

Email: ***; ***

with a copy to:

DLA Piper LLP (US)

555 Mission Street

Suite 2400

San Francisco, CA 94105

Attention: Jeffrey Selman; John Maselli

Email: jeffrey.selman@us.dlapiper.com; john.maselli@us.dlapiper.com if to the Sponsor, to:

GigAcquisitions7 Corp.

1731 Embarcadero Road, Suite 200

Palo Alto, CA 94303

Attention: Dr. Avi S. Katz, Chief Executive Officer

Email: ***

if to the Company, to:

Hadron Energy, Inc.

3 Twin Dolphin Drive, STE 260

Redwood City, CA 94065

Attention: Samuel Gibson

Email: ***

with a copy to:

Duane Morris LLP

901 New York Avenue N.W., Suite 700 East

Washington, DC 20001

Attention: Andy Tucker

Email: ATucker@duanemorris.com

13. Entire Agreement. This Agreement and the BCA constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

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14. No Third-Party Beneficiaries. The Sponsor hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of GigCapital7 and the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

15. Governing Law; Venue; WAIVER OF JURY TRIAL.

a. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed within the State of Delaware, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

b. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (x) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (y) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than with respect to any appellate court thereof and other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

c. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHERS HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.c.

16. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

17. Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such parties are entitled at law or in equity.

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18. Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

19. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

20. Termination. This Agreement shall terminate upon the earliest of (a) the Closing of the Merger (provided, however, that upon such termination, Section 7 shall survive in accordance with its terms), (b) the termination of the BCA in accordance with its terms, and (c) the time this Agreement is terminated upon the mutual written agreement of GigCapital7, the Company and the Sponsor.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

GIGCAPITAL7:

GIGCAPITAL7 CORP.

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer

SPONSOR:

GIGACQUISITIONS7 CORP.

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

THE COMPANY:

HADRON ENERGY, INC.

By:	/s/ Samuel Gibson
Name: Samuel Gibson
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

Execution Version

Transaction Support Agreement

TRANSACTION SUPPORT AGREEMENT, dated as of September 27, 2025 (this “Agreement”), by and among GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“GigCapital7”), and certain of the stockholders of Hadron Energy, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, GigCapital7, MMR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GigCapital7 (“Merger Sub”), and the Company have negotiated a Business Combination Agreement in the form attached hereto as Exhibit B (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of GigCapital7;

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Company Common Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to the Company’s and GigCapital7’s willingness to enter into the BCA and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. BCA Approved; Agreement to Vote. Each Stockholder, with respect to such Stockholder’s Shares, severally and not jointly, at any meeting of the Stockholders of the Company or at any adjournment thereof, and in any action by written consent of the Stockholders of the Company (which written consent shall be delivered promptly, and in any event within forty eight (48) hours, after the Company requests such delivery) or in any other circumstances upon which a vote, consent or other approval with respect to the BCA, the Merger or any other Transaction is sought, hereby agrees (i) that if a meeting is held, such Stockholder will appear at such meeting or otherwise cause its Shares to be counted as present at such meeting for purposes of establishing a quorum, (ii) agrees to vote all of the Shares held by such Stockholder at such time in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA, provided in all cases that no changes have been made in the BCA or in the Merger or related transactions or ancillary agreements under the BCA that are material to one or more of the Stockholders. Provided no changes are made in the BCA or in the Merger or related transactions or ancillary agreements under the BCA that are material to one or more of the Stockholders, each Stockholder, severally and not jointly, hereby agrees to vote at any meeting of the Stockholders of the Company or at any adjournment thereof, and to act by written consent of Company Stockholders or in any other circumstances upon which a vote, consent or other approval with respect to the BCA, the Merger or any other Transaction is sought, against any action, agreement, transaction or proposal that would cause a material breach of any covenant, representation, warranty or other obligation or agreement of the Company under the BCA or that would reasonably be expected, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purpose of, or prevent the Merger from being consummated, or that would result in a breach by the Company of, prevent or nullify any provision of the BCA, the Merger or any other Transaction or change in any manner the voting rights of any class of the Company’s share capital. Each Stockholder acknowledges receipt and review of a copy of the BCA.

2. Termination of Stockholder Rights. Subject to consummation of the Closing pursuant to the BCA, each Stockholder, severally and not jointly, hereby agrees that, if applicable to such Stockholder, any rights under Article V (Shares of Stock) and Article X (Right of First Refusal) of the Company’s Bylaws, and any rights under any letter agreement providing for redemption rights, put rights, purchase rights or similar rights not generally available to Stockholders of the Company (the “Terminating Rights”) between such Stockholder and the Company, shall terminate (and such Stockholder, without any further action, shall automatically and irrevocably release and waive any claim such Stockholder may have thereunder) immediately prior to the Closing under the BCA, and prior thereto such Stockholder shall not exercise such rights in any manner inconsistent with the BCA or otherwise reasonably likely to interfere with, delay, impede, frustrate or prevent the consummation of the Merger. For the avoidance of doubt, the Terminating Rights shall exclude any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms.

3. Transfer of Shares. Each Stockholder, severally and not jointly, agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, grant, transfer (including by gift, tender or exchange offer, merger or operation of law), create any lien or pledge, dispose of or otherwise encumber, hedge or utilize a derivative to transfer the economic interest in or enter into any Contract, option or other arrangement (including any profit sharing arrangement with respect to any of the foregoing of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules or regulations of the SEC promulgated thereunder, with respect to any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another Stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement; (c) enter into any contract, option or other arrangement or undertaking with respect to the direct acquisition or sale, assignment, transfer or other disposition of any Shares, except as set forth in the BCA or this Agreement; (d) publicly announce any intention to effect any transaction specified in clause (a) through (c), other than pursuant to the Merger; (e) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder; or (f) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations and warrants contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder; provided, that the foregoing shall not prohibit the transfer of the Shares to an affiliate of Stockholder, but only if such affiliate of such Stockholder shall execute this Agreement or a joinder agreeing to become a party to this Agreement.

4. No Solicitation of Transactions. Each of the Stockholders, severally and not jointly, agrees not to directly or indirectly, through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the BCA or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or knowingly assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Alternative Transaction in violation of the BCA. Each Stockholder shall, and shall direct his, her or its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Alternative Transaction (other than the transactions contemplated by the BCA) to the extent required by the BCA. If any Stockholder receives any inquiry or proposal with respect to an Alternative Transaction, then such Stockholder shall promptly (and in no event later than twenty-four (24) hours after such Stockholder becomes aware of such inquiry or proposal) notify such person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits such Stockholder from considering such inquiry or proposal.

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5. Waiver of Dissenters’ Rights. Each of the Stockholders, severally and jointly, hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under the Delaware General Corporation Law and any other similar statute in connection with the Merger and the BCA.

6. New Shares. In the event that prior to the Merger (i) any Company shares or other securities are issued or otherwise distributed to a Stockholder pursuant to any stock dividend or distribution, or any change in the share capital of the Company by reason of any stock split-up, recapitalization, combination, exchange of shares or the like, (ii) a Stockholder acquires legal or beneficial ownership of any Company shares after the date of this Agreement, or (iii) a Stockholder acquires the right to vote or share in the voting of any Company shares after the date of this Agreement (together, the “New Securities”), the terms “Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged into.

7. Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to GigCapital7 as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if such Stockholder is an entity, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite the Stockholder’s name on Exhibit A free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind and has the sole power to vote and the right, power and authority to sell, transfer and deliver such Shares, other than pursuant and subject to: (i) this Agreement, (ii) applicable securities laws, and (iii) the Company’s certificate of incorporation and bylaws. Such Stockholder is not the registered owner of any Shares other than those set forth on Exhibit A.

(c) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder. No person not a signatory to this Agreement (or such signatory’s spouse for purposes of applicable community property laws) has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Stockholder is trust, the beneficiary(ies) thereof).

8. Termination. This Agreement and the obligations and liabilities of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Effective Time; (b) the termination of the BCA in accordance with its terms, (c) the effective date of a written agreement of the parties hereto terminating this Agreement and (d) any material breach by GigCapital7 of the BCA that is not fully cured within the time permitted by the BCA. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

9. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by

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registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 9(b)):

If to GigCapital7, to:

GigCapital7 Corp. 1731 Embarcadero Road, Suite 200 Palo Alto, CA 94303
Attention:	Dr. Avi S. Katz, Executive Chairman of the Board and Chief Executive Officer
Dr. Raluca Dinu, Director
Email:	***,***

with a copy to:
DLA Piper LLP (US) 555 Mission Street Suite 2400 San Francisco, CA 94105
Attention:	Jeffrey Selman; John Maselli
Email:	***; ***

If to a Stockholder, to the address or email address set forth for such Stockholder on the signature page hereof.

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto except as permitted by Section 3.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(f) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

(g) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that he, she or it is not subject personally to the jurisdiction of the above-named courts, that his, her or its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

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(h) This Agreement may be executed and delivered (including by email, DocuSign or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) At the request of GigCapital7, in the case of any Stockholder, or at the request of any Stockholder, in the case of GigCapital7, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to implement the provisions of this Agreement.

(j) Notwithstanding anything to the contrary herein, this Agreement may be amended by adding additional Stockholders of the Company (“Additional Stockholders”) as parties hereto, upon such Additional Stockholders executing and delivering to GigCapital7, a Joinder to the Transaction Support Agreement substantially in the form of Exhibit C hereto. Thereafter, each such Additional Stockholder shall, for all purposes, be a party hereto and all references to a “Stockholder” or the “Stockholders” herein shall thereafter also mean and refer to such Additional Stockholder, and such Additional Stockholder shall thereafter have the same rights, duties, liabilities and obligations as a Stockholder party hereto on the date hereof.

(k) This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by the Company, GigCapital7 and Merger Sub.

(l) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT HE, SHE OR IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(L).

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GIGCAPITAL7 CORP

By:	/s/ Dr. Avi Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Samuel Gibson
Name: Samuel Gibson
Title: Chief Executive Officer

Address: ***

Email: ***

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Mark Kress
Name: Mark Kress
Title: Chief Financial Officer

Address: ***

Email: ***

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EXHIBIT A

Stockholders of Record – Number of Shares

Stockholder of Record	Number of Shares
Samuel Gibson	900,000
Mark Kress	100,000

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EXHIBIT B

Business Combination Agreement

See Attached

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EXHIBIT C

JOINDER TO TRANSACTION SUPPORT AGREEMENT

This JOINDER TO TRANSACTION SUPPORT AGREEMENT (this “Joinder”) is made and entered into as of [•], by and among each of the stockholders of Hadron Energy, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Joinder (each, a “Stockholder” and, collectively, the “Stockholders”), and GigCapital7 Corp., a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to Closing) (“GigCapital7”).

RECITALS

A. GigCapital7 and certain stockholders of the Company have entered into a Transaction Support Agreement dated September [•], 2025 (as amended, modified, supplemented, extended or restated from time to time, the “Agreement”) in regard to the support of the Merger and the other transactions contemplated by the BCA. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

B. Pursuant to the Agreement, certain stockholders of the Company have agreed, among other things, to (i)vote in favor of the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA, and (ii) terminate the Terminating Rights effective immediately prior to the Closing under the BCA.

C. In order to induce GigCapital7 to consummate the Merger and other transactions contemplated by the BCA, [the] [each] Additional Stockholder is willing to become a party to the Agreement and be bound by all terms and conditions thereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be bound. [Each] [The] Additional Stockholder hereby: (a) acknowledges that he, she or it has received and reviewed a complete copy of the Agreement and understands its terms, (b) has had sufficient opportunity to review and to ask questions relating thereto and obtain the advice of his, her or its tax advisors, legal counsel and accountants and other professional advisors prior to executing this Agreement, and (c) agrees that upon execution of this Joinder, it shall become a “Stockholder” under the Agreement and shall be fully bound by, and subject to, all of the covenants, duties, obligations terms and conditions of the Agreement as though an original party thereto.

2. Governing Law. This Joinder and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

3. Counterparts. This Joinder may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this Joinder to Transaction Support Agreement as of the date first above written.

STOCKHOLDER NAME
By:
Name:
Title:

Address:

Email:

Shares of Common Stock beneficially owned on the date hereof:

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IN WITNESS WHEREOF, the parties have executed this Joinder to Transaction Support Agreement as of the date first written above.

GIGCAPITAL7 CORP.

By:
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer

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TRANSACTION SUPPORT AGREEMENT

SPOUSAL CONSENT

I [____________], spouse of [____________], have read and approve the foregoing Transaction Support Agreement (the “Agreement”). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement, and agree to be bound by the provisions of the Agreement insofar as I may have any rights or obligations in the Agreement under the community property laws or similar laws relating to marital or community property in effect in the state of our residence as of the date of the Agreement.

Date: ___________________
Signature of Spouse: ___________________
Printed Name of Spouse: ___________________

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Exhibit 99.1

Hadron Energy, an Emerging Nuclear Energy Company Advancing Innovative Light Water Micro

Modular Reactors, to Go Public Via $1.2B Business Combination with GigCapital7 Corp.

•

Hadron Energy, Inc. (“Hadron”) specializes in Micro Modular Reactor (MMR) development, design, and research. The Hadron MMR is built on light water reactor technology, proven over decades of operating history and supported by an established licensing framework.

•

The MMR is designed to deliver a 24/7 uninterrupted supply of safe, clean, cost-efficient and rapidly deployable nuclear power well-suited for a wide range of applications. Capable of generating 10 megawatts of electricity (MWe) and 35 megawatts of thermal heat (MWth), the MMR uses a fraction of the land required by wind and solar, its reactor core and containment shell is intended to be transported in standard shipping containers, and it is designed with an operationally efficient 10-year fueling cycle.

•

Hadron has moved quickly to address today’s accelerating energy needs across sectors, having already engaged with key potential customers in spaces such as data centers, remote geographies, industrial hubs and defense and space.

•

By providing the existing security holders of Hadron with 100 million shares of GigCapital7 Corp.(“GIG”) stock, the transaction values Hadron at approximately $1.2 billion prior to raising any public capital and excluding any non-redeemed cash from the GIG trust account, providing an attractive entry point for GIG shareholders as Hadron scales rapidly to meet surging global energy demand.

•

The business combination will provide approximately $200 million in net proceeds after transaction expenses from the cash currently held in GIG’s trust account, assuming no redemptions. Proceeds will be used to accelerate product development and commercial deployment of Hadron’s technology, as well as to pay transaction expenses.

•

The business combination is expected to be completed during the first half of Q1 2026, subject to customary closing conditions and regulatory approvals, and the combined company is expected to be listed on a US national exchange under the symbol “HDRN.” Upon closing of the transaction, Hadron would become the first publicly listed, light water micro modular reactor company.

New York, NY – September 29, 2025 – Hadron Energy, Inc. (“Hadron”), a cutting-edge innovator in micro modular reactor (“MMR”) technology, and GigCapital7 Corp. (“GIG”), a Private-to-Public Equity (PPE)™ company also known as special purpose acquisition company (SPAC) (NASDAQ: GIG), today announced that they have entered into a definitive business combination agreement. The proposed business combination (the “Business Combination” or the “transaction”) would create a publicly traded light water MMR company. Upon closing of the transaction, the combined company is expected to be listed on a US national exchange under the symbol “HDRN.”

“With power demand continuing to increase rapidly, nuclear energy is re-emerging as a compelling solution to today’s most pressing energy needs, with MMRs being central to this revolution,” said Samuel Gibson, founder and CEO at Hadron. “To tackle effectively the growing energy demand, we need to move beyond legacy nuclear technology. A recent report from the International Energy Agency projects that electricity demand from artificial intelligence data centers alone will more than quadruple by 2030. With Hadron’s MMR technology, we are unlocking a new era of clean nuclear energy in a safe, scalable, and versatile way. I am incredibly proud to announce our partnership with GigCapital7 and the start of our journey to the public markets.”

Hadron Background

Hadron is a leading innovator in MMR technology. Building on light water reactor technology, which has been in commercial use for nearly 70 years, the Hadron MMR is a versatile, small-scale, cost-effective and rapidly deployable nuclear energy solution to the growing electricity demand driven by data centers and artificial intelligence. According to the U.S. Department of Energy, electricity demand in the United States alone is projected to grow approximately 15-20% by 2035.

Given the growing need for power in remote areas and the inability of aging power grids to effectively meet the rapidly growing energy demand, it is a national imperative to deliver reliable power. The existing use cases for legacy small modular reactor (SMR) technology highlight the viability of advancements in MMRs. Hadron is tackling market challenges head-on with its innovative MMR design, aiming to provide a reliable clean energy solution that improves size, logistics and installation. A breakthrough in nuclear engineering design and performance, Hadron’s MMR is expected to be able to generate 10 megawatts of electricity (MWe) and 35 megawatts of thermal heat (MWth) on an operationally efficient 10-year fueling cycle. The reactor core and containment shell of the MMR is intended to be easily transported in standard shipping containers, and the MMR is designed to operate on a fraction of the land required by wind and solar and with an accelerated licensing and deployment timeline compared to SMRs, boasting modular capabilities which will allow multiple units to connect for enhanced scalability. Combined, these factors make the Hadron MMR lighter, smaller, and more resilient than other power solutions currently available on the market.

Hadron has received strong market interest in its MMR from companies across multiple industries, including data centers, industrials, government, remote communities, and more. Hadron has moved quickly to address today’s accelerating energy having already engaged at the letter of intent stage with more than 6 potential customers. Based on interest received from potential customers to date, Hadron expects to be a leader in powering artificial intelligence infrastructure. Complementing its broad appeal across multiple industries, Hadron has also built a strong regulatory track record, having actively engaged with the Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Defense, the U.S. Department of Energy, and other regulatory bodies aimed at bringing next-generation nuclear power to the market. In early 2025, Hadron successfully submitted its Letter of Intent (LOI) to begin engaging with the NRC in pre-application activities. Shortly thereafter, the company filed their Regulatory Engagement Plan (REP) and Quality Assurance Program Description (QAPD) to the NRC.

Over the last year, Samuel Gibson, Hadron’s Founder and Chief Executive Officer, has assembled a highly experienced management team with over 140 years of combined nuclear expertise across nuclear engineering, core design, system safety and reactor operations. In addition, the team brings a long history of regulatory compliance experience and successful project oversight. For more information about Hadron’s management team, please visit https://www.hadronenergy.com/.

“Hadron has made meaningful progress with their differentiated and innovative MMR design, and we are thrilled to be partnering with the company as it embarks on the journey as a public company, executing again our Mentor-Investor™ methodology. We are confident in their product and believe there are robust opportunities for deployment as the demand for energy grows at a rapid clip,” said Dr. Avi Katz, Executive Chairman and CEO of GIG and Founding Managing Partner of GIG’s sponsor group, GigCapital Global. “The need for clean, baseload energy is critical to enable the technologies and initiatives that will not only drive economic growth, prosperity and competitiveness, but will also promote sustainable solutions for current and future generations and serve as a foundation for both energy security and national security. Hadron is poised to move quickly to execute on its ambitious business plan, making it the ideal strategic partner to high-end users of electricity. We have high confidence in the proposed transaction between GIG and Hadron, and we are looking forward to jointly building a company that will deliver meaningful value and purpose for the world-wide communities and for its partners and stakeholders for years to come.”

Transaction Summary

The proposed Business Combination contemplates that the existing security holders of Hadron will receive 100 million shares of GIG stock, valuing the public Hadron prior to the raising of any public capital at approximately $1.2 billion. Upon closing of the Business Combination, it is anticipated that Hadron will have access to approximately $200 million in cash from the GIG trust account after the payment of transaction expenses and assuming no redemptions by GIG’s public shareholders.

Hadron’s existing management team will continue to lead the combined company following the completion of the Business Combination. Hadron’s security holders will roll 100% of their equity holdings into the new public company. Additionally, GIG’s sponsor and certain key shareholders of GIG and Hadron have committed to customary lock-ups.

The boards of directors of both Hadron and GIG have unanimously approved the Business Combination. The Business Combination is expected to be completed in early 2026, subject to customary closing conditions, including regulatory and stockholder approvals.

Additional information about the proposed Business Combination, including a copy of the business combination agreement (the “Business Combination Agreement”), will be provided in a Current Report on Form 8-K to be filed by GIG with the U.S. Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov. In addition, Hadron and GIG intend to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of GIG, and will file other documents regarding the Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that GIG has filed or that GIG or Hadron may file with the SEC in connection with the Business Combination.

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, Inc., is serving as the exclusive financial advisor and lead capital markets advisor to Hadron.

Duane Morris LLP is serving as legal counsel for Hadron. DLA Piper LLP (US) is serving as legal counsel for GIG.

The Blueshirt Group is serving as investor relations advisor for Hadron.

Aspectus Group is serving as strategic communications advisors for Hadron.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MW of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor core and containment shell to be transportable in a shipping container, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution. For more information, please visit https://www.hadronenergy.com/.

About GigCapital7 Corp.

GIG is a special purpose acquisition company with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GIG aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GIG, used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GIG’s future financial or operating performance. For example, statements regarding Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the benefits of the Business Combination and the anticipated timing of the completion of the Business Combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GIG are based upon estimates and assumptions that, while considered reasonable by Hadron, GIG, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GIG’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GIG or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of GIG; failure to obtain financing to complete the Business Combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the Business Combination or related transactions; changes to the proposed structure of the Business Combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the Business Combination; the ability to meet listing standards in connection with, and following, the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the Business Combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GIG and/or Hadron, including the Registration Statement that Hadron and GIG intend to file in connection with the Business Combination.

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GIG do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GIG reflect the expectations, plans or forecasts of future events and views of Hadron and GIG and speak only as of the date they are made. Neither Hadron nor GIG undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GIG’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GIG’s shareholders for their consideration and approval. GIG and Hadron intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GIG’s shareholders in connection with GIG’s solicitation of proxies for the shareholder vote in connection with the proposed Business Combination, the prospectus relating to the offer of securities to be issued in connection with the Business Combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GIG will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GIG Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed

Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIG’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIG’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIG, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GIG and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GIG’s shareholders in connection with the Business Combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GIG’s directors and executive officers in its filings with the SEC, including GIG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the Business Combination will be set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GIG’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GIG’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contact:

Cliff Maroney

Aspectus Group for Hadron Energy

cliff.maroney@aspectusgroup.com